EXHIBIT 1

2007 Annual Report

2007 Annual Report

Five Year Financial Highlights

	(in US$ millions except share and per share data or as otherwise indicated)
	2007	2006	2005	2004	2003

Revenue	7,483.7	6,803.7	5,900.5	5,829.7	5,731.2
Net earnings (loss)	1,095.8	227.5	(446.6)	53.1	288.6
Total assets	27,941.8	26,576.5	27,542.0	26,271.2	24,877.1
Common shareholders’ equity	4,063.5	2,662.4	2,448.2	2,605.7	2,264.6
Common shares outstanding – year-end (millions)	17.7	17.7	17.8	16.0	13.8
Return on average equity	32.2%	8.5%	(18.1)%	1.8%	13.9%
Per share
Diluted net earnings (loss)	58.38	11.92	(27.75)	3.11	19.51
Common shareholders’ equity	230.01	150.16	137.50	162.76	163.70
Dividends paid	2.75	1.40	1.40	1.40	0.98
Market prices
TSX – Cdn$
High	311.87	241.00	218.50	250.00	248.55
Low	195.25	100.00	158.29	147.71	57.00
Close	287.00	231.67	168.00	202.24	226.11
NYSE – US$
High	310.34	209.00	179.90	187.20	178.50
Low	169.41	88.87	126.73	116.00	46.71
Close	286.13	198.50	143.36	168.50	174.51

FAIRFAX FINANCIAL HOLDINGS LIMITED

Corporate Profile

Fairfax Financial Holdings Limited is a financial services holding company whose corporate objective is to build long term shareholder value by achieving a high rate of compound growth in mark-to-market book value per share over the long term. The company has been under present management since September 1985.

Canadian insurance

Northbridge Financial, based in Toronto, provides property and casualty insurance products through its Commonwealth, Federated, Lombard and Markel subsidiaries, primarily in the Canadian market as well as in selected U.S. and international markets. It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2007, Northbridge’s net premiums written were Cdn$1,076.4 million. At year-end, the company had capital of Cdn$1,420.4 million and there were 1,598 employees.

U.S. insurance

Crum & Forster (C&F), based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiary Seneca Insurance provides property and casualty insurance to small businesses and certain specialty coverages. Since January 1, 2006, the specialty niche property and casualty and accident and health insurance business formerly carried on by Fairmont Insurance is being carried on as the Fairmont Specialty division of C&F. In 2007, C&F’s net premiums written were US$1,100.9 million. At year-end, the company had statutory surplus of US$1,639.8 million (shareholders’ equity of US$1,293.5 million on a US GAAP basis) and there were 1,373 employees.

Asian insurance

Falcon Insurance, based in Hong Kong, writes property and casualty insurance to niche markets in Hong Kong. In 2007, Falcon’s net premiums written were HK$168.5 million (approximately HK$7.8 = US$1). At year-end, the company had capital and surplus of HK$460.1 million and there were 88 employees.

First Capital, based in Singapore, writes property and casualty insurance primarily to Singapore markets. In 2007, First Capital’s net premiums written were SGD73.9 million (approximately SGD1.4 = US$1). At year-end, the company had capital and surplus of SGD152.2 million and there were 59 employees.

Reinsurance

OdysseyRe, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance as well as specialty insurance business, with principal locations in the United States, Toronto, London, Paris, Singapore and Latin America. In 2007, OdysseyRe’s net premiums written were US$2,089.4 million. At year-end, the company had statutory surplus of US$2,922.8 million (shareholders’ equity of US$2,654.7 million on a US GAAP basis) and there were 635 employees.

Group Re primarily constitutes the participation by CRC (Bermuda), Wentworth (based in Barbados) and nSpire Re (based in Dublin, Ireland) in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms as the third party reinsurers. In 2007, its net premiums written were US$251.2 million. At year-end, these companies had combined shareholders’ equity of US$414.8 million.

Runoff

The U.S. runoff group consists of the company resulting from the December 2002 merger of TIG and International Insurance and the Fairmont legal entities placed in runoff on January 1, 2006. At year-end, the merged company had shareholders’ equity of US$1,390.3 million (statutory surplus of US$738.4 million).

The European runoff group consists of RiverStone Insurance UK and nSpire Re. At year-end, this group had combined shareholders’ equity (including amounts related to nSpire Re’s financing of Fairfax’s U.S. insurance and reinsurance companies) of US$1,251.5 million.

The Resolution Group (TRG) and the RiverStone Group (run by TRG management) manage the U.S. and the European runoff groups. At year-end, TRG/RiverStone had 157 employees in the U.S., located primarily in Manchester, New Hampshire, and 90 employees in its offices in the United Kingdom.

Other

Hamblin Watsa Investment Counsel, founded in 1984 and based in Toronto, provides investment management to the insurance, reinsurance and runoff subsidiaries of Fairfax.

MFXchange, established in 2002 and based in Parsippany, New Jersey with offices in Toronto, Dallas and Dublin, Ireland, develops and markets a full range of technology products and services for the insurance industry, including the insurance, reinsurance and runoff subsidiaries of Fairfax.

Notes:

(1)	All companies are wholly owned except for two public companies: 60.2%-owned Northbridge Financial and 61.0%-owned OdysseyRe at December 31, 2007.

(2)	The foregoing lists all of Fairfax’s operating subsidiaries. The Fairfax corporate structure (i.e., excluding a 26.0% interest in ICICI Lombard and investments in Advent and Cunningham Lindsey) includes a number of companies, principally investment or intermediate holding companies (including companies located in various jurisdictions outside North America), which are not part of these operating groups. These companies had no insurance, reinsurance, runoff or other operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

To Our Shareholders:

2007 was the best year in our history. For the first time in 22 years, we earned in excess of $1 billion* after tax ($1.096 billion to be exact) or $58.38 per diluted share. Mark-to-market book value grew by 48.7% to $230.01 per share and we ended the year with almost $1 billion in cash and marketable securities in our holding company. We like lumpy but this was as lumpy as we have ever had!

Book value per share has compounded at 26% over the past 22 years and our common stock price has followed at 23% per year. While we are excited about these results, we have some way to go to make up for the biblical seven lean years that you have suffered.

Our major subsidiaries had excellent underwriting and investment results, as shown in the table below.

			Return on
		Net	Average
	Combined	Earnings	Shareholders’
	Ratio	after Tax	Equity

Northbridge	92.3%	$273.3	22.8%
Crum & Forster (US GAAP)	92.2%	$293.2	24.6%
OdysseyRe (US GAAP)	95.5%	$595.6	25.9%

With exceptional profitability in the last two years, our major subsidiaries are very well capitalized and are writing business at net premiums written to statutory surplus of less than 1:1.

The table below shows the growth in book value over the past six years (per share for Northbridge and OdysseyRe) adjusted by including distributions to shareholders.

2001 – 2007
Annual Compound
Growth Rate

Northbridge	21.9%
Crum & Forster (US GAAP)	18.9%
OdysseyRe (US GAAP)	20.8%

These are exceptional results and very few companies in our industry have been able to do better. A big round of applause for Mark Ram, Nick Antonopoulos, Andy Barnard and their management teams together with our investment team at Fairfax and our officers who hold it all together.

Speaking of Nick Antonopoulos, it is with much regret and a tremendous amount of gratitude that I note here that Nick retired at the end of 2007. For the past eight years, four as Chief Operating Officer and the next four as Chief Executive Officer, Nick has been instrumental in the turnaround of C&F. From 1999 when Bruce Esselborn hired Nick at C&F to the end of 2007, C&F’s GAAP book value has increased from $692 million to $1.3 billion after $774 million in dividends and tax sharing payments to Fairfax. Including proceeds of debt financing, C&F has paid a cumulative amount of nearly $1 billion to Fairfax! Truly exceptional performance! While Nick has retired from C&F, he will be helping us in our plans to expand in Europe over time.

C&F will be going forward with Doug Libby as CEO, Joe Braunstein as COO and Mary Jane Robertson as CFO. Joe and Mary Jane have worked with Nick as a very close team in the turnaround of C&F, while Doug joined C&F from Seneca (discussed in last year’s Annual Report).

The headline story for 2007 was our credit default swap (“CDS”) position that we purchased in the past few years. You will remember these are five year swaps (in the main) which, on a mark-to-market basis, were down 75% at the end of 2006. We swallowed hard and purchased some

* Amounts in this letter are in U.S. dollars unless specified otherwise. Numbers in the tables in this letter are in U.S. dollars and $ millions except as otherwise indicated.

more in early 2007. As of June 30, 2007, we had a cost of approximately $341 million for our $18.0 billion notional position which was worth $198 million at market. And then in July and August of 2007, markets changed! The market value of our CDS position exploded to $546 million at the end of September and, including $199 million in realized proceeds, to $1.3 billion at the end of December 2007 as the credit concerns that we have been writing about for the last few years became reality. After December 31, 2007, the market value of our CDS position increased further and as of February 15, 2008, including cumulative realized proceeds of $850 million, was $2.1 billion. Please see the Investments section later in this letter for further details on our CDS position.

Our total investment portfolio had another excellent year in 2007 while we maintained and increased the protection we have built against a 1 in 50 or 1 in 100 year storm in the financial markets. Total interest, dividends and net investment gains in 2007 (including at the holding company) were $2.4 billion or $135.61 per share (amounts and per share amounts in this paragraph are prior to minority interests). Interest and dividend income from our investment portfolios increased by 1.9% to $761 million or $42.99 per share due to a 13% increase in the investment portfolios tempered by lower interest rates. Total net gains (including realized and unrealized gains and losses on our S&P 500 hedges and our credit default swaps, as well as other one-time adjustments) amounted to $1,639 million or $92.62 per share. The total return on our investment portfolios in 2007 (including changes in net unrealized gains) was 14.4% – significantly higher than our long term average of 9.5%. The carrying value of our investment portfolios, net of $1,063 million of liabilities for the S&P 500 hedges, increased by 13% to $19.0 billion or $1,075.50 per share.

In last year’s Annual Report, we discussed the change in our financial objectives going forward from a return on shareholders’ equity objective to a 15% compounding over time of our mark-to-market book value. I mentioned the favourable impact on our rate of compounding of holding some common stock positions for the very long term. I am pleased to say we have identified one position that we feel very comfortable holding for a very long time because of its excellent track record, wonderful culture and decentralized structure of operations.

Johnson & Johnson has perhaps the best long term track record we have come across. They have compounded sales and earnings for the last 100 years in excess of 10% per year. The growth prospects for their products on a worldwide basis are unlimited. We own 5.9 million shares at a cost of $62.29 per share with a market value of $370 million. We think in the next few years, Mr. Market may give us many more opportunities like Johnson & Johnson that we can purchase at attractive prices for the long term. If we choose properly, you may be pleased with our rate of compounding of book value in the future.

While we otherwise had a wonderful year in 2007, we also came to terms with our unsuccessful stewardship of Cunningham Lindsey over the past 20 years. When Chuck Davis from Stone Point expressed interest in becoming a controlling partner of Cunningham Lindsey, we decided it was time to act. We took the company private by purchasing the approximately 15% we did not own at Cdn$3.20 per share, and (while technically retaining the holding company) sold a controlling 51% interest in the Cunningham Lindsey operations to Stone Point and a 4% interest to management, retaining the remaining 45%. We had taken the company public in 1987 at Cdn$10 per share (no splits!) so you can understand what I mean by unsuccessful stewardship!! To really rub salt into the wound, some of you long term shareholders will remember that we purchased Cunningham Lindsey in 1986 for Cdn$2 million cash and 578,000 shares of Fairfax!! We think Chuck and Stone Point bring much better skills to these operations and hope that over time Cunningham Lindsey will do well. We first met Chuck and his partners when they sold us Seneca and our dealings with them were first class. We are very happy to be partners with them.

Please note that even though we consolidate the full Cunningham Lindsey debt of Cdn$125 million on our balance sheet, our arrangements with Stone Point result in our really being responsible for only 50% of it. In the future, Cunningham Lindsey will be equity accounted

FAIRFAX FINANCIAL HOLDINGS LIMITED

in our consolidated statements and thus all goodwill relating to Cunningham Lindsey was eliminated from goodwill on our December 31, 2007 balance sheet.

Early in 2007 Marty Hughes, the CEO of Hub International, came to see us about the potential sale of Hub to Apax. Fairfax was instrumental in forming Hub in Canada in 1998. Under the leadership of Marty and his excellent management team, Hub had grown into a leading North American insurance brokerage. Throughout Hub’s history, Fairfax never sold a Hub share and always supported the management team. When Marty approached us about this going-private transaction, at a fair price to all shareholders, we fully supported him. Hub has been a great partner and we wish Marty, Rick Gulliver and all of their employees much success as they continue to build the company in the future. Fairfax, through its insurance subsidiaries, looks forward to continuing a long and mutually rewarding business relationship with Hub. The sale of our 26% holding (10.3 million shares) at $41.50 per share resulted in a realized gain for us of $221 million.

As mentioned last year, our runoff operations have stabilized, and they did not need any cash from Fairfax in 2007. We continue to feel that our runoff operations will in the future no longer need any cash that will be significant in relation to holding company cash. In fact, Dennis Gibbs is so comfortable with our runoff operations that he has delegated the day to day runoff operations in the U.S. to Bill Gillett and in Europe to Nick Bentley. Dennis will continue to monitor the runoff operations on a strategic basis.

Our Fairfax Asia operations, particularly First Capital, where Ramaswamy Athappan consistently produces outstanding results, and ICICI Lombard, continue to do very well. More on our Asian operations in the MD&A. Kenneth Kwok, who founded Falcon in 1998, is retiring as planned. As mentioned in last year’s Annual Report, Kenneth has taken Falcon from a standing start to an established operation in Hong Kong with an average combined ratio of approximately 100%. We thank Kenneth for his significant contributions and wish him and his family well in retirement. Gobi Athappan, who worked at OdysseyRe for several years and was COO of First Capital (where his father is the CEO), is becoming the Managing Director of Falcon under Sam Chan as CEO.

I have mentioned to you in the past that Fairfax has benefitted significantly from the tremendous loyalty, competence and team approach demonstrated by its Presidents, senior officers and investment principals. Bound by our guiding principles (reproduced for you again in Appendix A), this small group of outstanding individuals is why I am so excited about our long term future.

Last year Francis Chou and we mutually recognized that because of Francis’ excellent long term results, his mutual fund business had become sufficiently large that, unfortunately, it was appropriate that he cease to be an officer of Fairfax. Francis had been with us since 1996 and we have benefitted greatly from his ideas. I know all of our shareholders will join me in wishing Francis and his mutual fund unitholders the very best returns in the future, and we hope that Francis will still allow us to pick his brain occasionally.

The Insurance Cycle

As mentioned in last year’s Annual Report, the insurance cycle is on the downswing, and the decline accelerated in the second half of the year. Until an event happens, like a huge catastrophe or significant losses on the asset side (for example, from asset backed bonds, derivatives or common stock), to remove excess capital from the industry, we expect the soft market to continue and perhaps accelerate downwards. As expected, our net premiums written peaked in 2006 and were down 6% in 2007. We expect our net premiums written to continue to decline in 2008.

Insurance and Reinsurance Operations

				Net Premiums
	Combined Ratio			Written
	Year Ended December 31			% Change in
	2007	2006	2005	2007

Northbridge	92.3%	98.0%	92.9%	(1.5)%
Crum & Forster	93.5%	92.3%	100.9%	(8.0)%
Fairfax Asia	70.4%	78.4%	93.0%	16.5%
OdysseyRe	95.5%	96.5%	117.5%	(4.5)%
Group Re	95.6%	95.7%	132.9%	(20.1)%

Consolidated	94.0%	95.5%	109.4%	(5.5)%

As the table shows, each of our operating companies had excellent combined ratios in 2007, reflecting again adequate pricing and the absence of KRW-type hurricane losses. In 2007, we benefitted from reserve redundancies of 2.3% as our reserves from the past came to help us. In the MD&A, reserve redundancies by company are discussed.

Statutory capital for all three of our major companies increased significantly in 2007. As shown in the table below, they are all very well capitalized. As discussed in the MD&A, our other companies are also well capitalized.

				Net
				Premiums/
	Net Premiums	Statutory		Statutory
	Written	Surplus		Surplus

Northbridge	996.8	1,439.2	(1)	0.7
Crum & Forster	1,100.9	1,639.8		0.7
OdysseyRe	2,089.4	2,922.8		0.7

(1)	Canadian GAAP shareholders’ equity

We have updated the float table for our operating companies that we showed you last year.

				Average
				long
				term
				Canada
			Benefit	treasury
	Underwriting	Average	(Cost)	bond
Year	profit (loss)	float	of float	yield

1986	2.5	21.6	11.6%	9.6%
↕
2003	98.0	4,818.5	2.0%	5.4%
2004	147.4	5,898.7	2.5%	5.2%
2005	(437.5)	7,323.9	(6.0%)	4.4%
2006	212.6	8,212.9	2.6%	4.3%
2007	281.3	8,617.7	3.3%	4.3%
Weighted average since inception			(2.5%)	5.3%
Fairfax weighted average financing differential since inception: 2.8%

Float is the sum of loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, reinsurance recoverables and deferred premium acquisition costs. As the table shows, the average float from our operating companies increased 4.9% in 2007 at no cost (in fact, we were paid 3.3% on the float in 2007!). Our long term goal is to

FAIRFAX FINANCIAL HOLDINGS LIMITED

increase the float at no cost to our shareholders. This, combined with our ability to invest the float well over the long term, is why we could achieve our objective of a 15% per annum compounding of book value per share over time. The table below shows you the breakdown of our total year-end float for the past five years.

					Total
					Insurance
	Canadian	U.S.	Asian		and
	Insurance	Insurance	Insurance	Reinsurance	Reinsurance	Runoff	Total

2003	1,021.1	1,546.9	88.0	2,461.6	5,117.6	1,480.5	6,598.1
2004	1,404.2	1,657.1	119.7	3,498.7	6,679.7	741.3	7,421.0
2005	1,461.8	1,884.9	120.2	4,501.1	7,968.0	788.6	8,756.6
2006	1,586.0	1,853.8	85.4	4,932.6	8,457.8	2,061.0	10,518.8
2007	1,887.4	1,812.8	86.9	4,990.4	8,777.5	1,770.5	10,548.0

In 2007, the Canadian insurance float increased by 19.0%, the U.S. insurance float decreased by 2.2%, the Asian insurance float increased by 1.8% and the reinsurance float increased by 1.2%, all at no cost. The runoff float decreased by 14.1% due to the payment of claims and, on a total basis, our float was basically flat at $10.5 billion at year-end 2007. Total float for Fairfax is up 77% over the past five years.

The table below shows the sources of our net earnings (with Cunningham Lindsey equity accounted). This table, like various others in this letter, is set out in a format which we have consistently used and we believe assists you in understanding Fairfax.

	2007	2006

Underwriting
Insurance – Canada (Northbridge)	78.0	20.5
– U.S.(Crum & Forster)	77.0	86.2
– Asia (Fairfax Asia)	20.3	14.5
Reinsurance – OdysseyRe	94.7	77.0
– Group Re	11.3	14.4

Underwriting income	281.3	212.6
Interest and dividends	604.4	586.1

Operating income	885.7	798.7
Net gains on investments	984.0	666.6
Runoff	187.6	(382.2)
Claims adjusting (Fairfax portion)	5.1	–
Interest expense	(193.8)	(195.7)
Corporate overhead and other	287.3	(11.2)

Pre-tax income	2,155.9	876.2
Income taxes	(708.1)	(483.2)
Non-controlling interests	(352.0)	(165.5)

Net earnings	1,095.8	227.5

The table shows the results from our insurance and reinsurance (underwriting and interest and dividends), runoff, and non-insurance operations (Group Re comprises our participation in our subsidiaries’ third party reinsurance programs and in selected third party reinsurance). Claims adjusting shows our equity-accounted share of Cunningham Lindsey’s after-tax results. Also shown separately are net realized gains other than at runoff and the holding company, so that you can better understand our earnings from our insurance and reinsurance operations. Underwriting income again increased to record levels in 2007 – we have never before made $281.3 million in underwriting profit. Investment income at our operating companies increased 3.1% to

$604.4 million, mainly due to larger investment portfolios, and operating income reached another record in 2007 of $885.7 million, in spite of not reaching for yield!

Net gains on investments at our operating companies increased significantly in 2007 to $984.0 million from $666.6 million in 2006. Runoff also had record income due to record net gains on investments, mainly from our credit default swap position held there.

Corporate overhead and other was a positive $287.3 million in spite of continued high legal fees, because of substantial net investment gains and investment income from our holding company’s investment portfolio. Pre-tax income and net earnings were also at record levels.

Reserving

At the end of 2007, all our insurance and reinsurance companies were well reserved. Reserve positions continued to strengthen and are well on their way to the Northbridge standard. Consistent with the pattern in recent years, 2001 and prior reserves are now only 15% of our operating company reserves and runoff reserves are only 20% of total reserves, down from 23% in 2006.

Financial Position

		Pro forma
	December 31,	December 31,	December 31,
	2007	2006(1)	2006

Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	963.4	783.6	767.4

Holding company debt	1,063.2	1,181.5	1,202.6
Subsidiary debt	915.0	974.2	981.3
Other long term obligations – holding company	192.6	197.1	197.1

Total debt	2,170.8	2,352.8	2,381.0

Net debt	1,207.4	1,569.2	1,613.6

Common shareholders’ equity	4,121.4	2,799.6	2,720.3
Preferred equity	136.6	136.6	136.6
Non-controlling interests	1,585.0	1,300.6	1,292.9

Total equity and non-controlling interests	5,843.0	4,236.8	4,149.8

Net debt/total equity and non-controlling interests	20.7%	37.0%	38.9%
Net debt/net total capital	17.1%	27.0%	28.0%
Total debt/total capital	27.1%	35.7%	36.5%
Interest coverage	11.3x	5.2x	5.2x

(1)	Balances reflect the adjustment at January 1, 2007 upon adoption of the new accounting standards described in note 2 to the consolidated financial statements.

Cash, short term investments and marketable securities at the holding company rose to almost $1 billion – almost equal to holding company indebtedness after the conversion of our convertible debentures in early 2008. Also, in the first half of 2007, we extended $282.6 million of our holding company debt maturing in 2012 to 2017 and replaced Crum & Forster’s debt maturing in 2013 with debt maturing in 2017, both with investment grade covenants. Our holding company maturities prior to 2017 have been reduced very considerably and should be well within our ability to handle. Finally, our debt/equity and debt/capital ratios dropped

FAIRFAX FINANCIAL HOLDINGS LIMITED

significantly in 2007 and are well within investment grade parameters, even excluding cash and marketable securities at the holding company level. In summary, our financial position strengthened significantly in 2007.

Investments

The table below shows the time-weighted returns (excluding hedging) achieved by Hamblin Watsa Investment Counsel (Fairfax’s wholly-owned investment manager) on stocks and bonds managed by it during the past 15 years for our insurance and reinsurance companies, compared to the benchmark index in each case.

	5 Years	10 Years	15 Years

Common stocks	25.9%	18.5%	19.5%
S&P 500	12.8%	5.9%	10.4%

Bonds	10.9%	9.1%	10.1%
Merrill Lynch U.S. corporate (1-10 year) index	4.6%	6.1%	6.5%

2007 was another very good year for Hamblin Watsa’s investment results, even excluding our CDS position which is not included in the results shown above. These results are due to Hamblin Watsa’s outstanding investment team, led by Roger Lace, Brian Bradstreet, Chandran Ratnaswami and Sam Mitchell.

The very significant risks that we identified for you in the past few years have now materialized with a vengeance. In the past year, we have seen a major decline in housing prices and its collateral impact on asset backed bonds, CDOs and other instruments. As the U.S. economy heads into a recession, risk is now being identified and repriced in structured investments based upon automobile loans, commercial real estate loans, credit card receivables, leveraged buyout debt and bank loans.

Hyman Minsky, the father of the Financial Instability Hypothesis, said that history shows that “stability causes instability”. Prolonged periods of prosperity lead to leveraged financial structures that cause instability. We are witnessing the aftereffects of the longest economic recovery (more than 20 years) in the U.S. with the shortest recession (2001). Regression to the mean has begun – but only just begun!

We have witnessed credit spreads widen dramatically for mortgage insurers, bond insurers and junk bonds, reflecting mainly the problems of the housing market. We remain vigilant for the spreading of these risks into all credit markets, because the same loose lending standards and asset backed structures have been applied to these markets. Also, as we have mentioned in the past, we remain concerned about the potential decline in record after-tax profit margins in the U.S. and its impact on stock prices. Of course, the potential impact of the U.S. economy and stock prices on the rest of the world’s economies and stock prices, particularly given that most of the world’s stock markets are trading at close to record highs, is why we continue to protect our portfolios from a 1 in 50 to 1 in 100 year financial storm.

Recently, we came across an interesting observation by the man who provided the intellectual underpinnings of “long term value investing” and to whom we are ever indebted. Ben Graham made the point that only 1 in 100 of the investors who were invested in the stock market in 1925 survived the crash of 1929 – 1932. If you didn’t see the risks in 1925 (very hard to do), it was very unlikely that you survived the crash! We think Ben’s observation may be relevant to what we have experienced in the past five years. We reminded you in our 2005 Annual Report that “Jeremy Grantham of Grantham Mayo said that of the 28 bubbles that they have studied in all asset categories (including gold, silver, Japanese equities and 1929), this recent bubble in the U.S. stock market is the only one that has not completely reversed itself (just as it was about to in 2003, it turned and rebounded).” Caveat emptor!!

In our 2005 Annual Report, we also discussed the Japanese experience from 1989 to 2004 when the Nikkei Dow dropped from 39,000 to 7,600 while yields on 10 year Japanese government bonds collapsed from 8.2% to 0.5%. With the Federal Reserve dropping the Fed Funds rate down to 3% from 5.25%, we might be witnessing a repeat in the U.S. of the Japanese experience. In spite of record low interest rates and record high fiscal deficits, Japan went through years of mild deflation. The feelings at the time in Japan were that they were different and would not allow stock prices and land prices to fall – not dissimilar to the sentiment currently prevailing in the U.S.!!

The assumption in the marketplace that “structure” would eliminate or significantly reduce all risks collapsed as thousands of mortgage structures were downgraded, some from AAA to CCC in a single day. After five years where the average downgrades were less than 1%, in 2007 S&P downgraded nearly 16% of the 36,000+ residential mortgage backed securities it rated. In the marketplace, the prices of many of these asset backed bonds declined significantly in the second half of 2007 and have continued to decline since then. Currently, some AAA subprime mortgage backed bonds are trading at 60¢ on the dollar and some similar AA issues are trading at 25¢ on the dollar. Please remember that there are approximately $3.8 trillion in asset backed and non-Agency mortgage backed securities where the same structuring techniques and “good times” assumptions have been employed to create “highly rated” securities. Only time will tell, but our expectation is that few of these securities will remain unscathed.

As I mentioned earlier in this letter, the headline story for 2007 was our CDS gains. As of February 15, 2008, we had sold a cumulative $3.7 billion ($966 million as of December 31, 2007) notional of our June 30, 2007 $18.0 billion notional CDS position for total proceeds of $850 million ($199 million as of December 31, 2007), approximately 10 times the underlying cost of the contracts (the gain on sale over original cost amounted to $764 million). Surprisingly, we were able to acquire additional five year CDS contracts in the second half of 2007 and early 2008 at reasonable prices. So as of February 15, 2008, we continued to have a grand total of $18.0 billion notional of CDS contracts with a cost of $342 million and a market value of $1,277 million. As we have said repeatedly in our disclosures, these contracts are very volatile, and there is no guarantee that we will ultimately realize any profit on them. Our man of the year is Brian Bradstreet, who first came up with the idea to purchase CDS contracts in 2003 and then implemented it with Enza LaSelva, our fixed income trader. Most companies have hordes of fixed income portfolio managers and traders – we have just two!

We continue to protect our shareholders from a 1 in 50 or 1 in 100 year financial storm by hedging over 80% of our equity exposure against the S&P 500 (mainly), by holding approximately 80% of our investment portfolio in treasury bills and government bonds, and by our $18 billion notional CDS position. We have the ammunition to take advantage of long term opportunities as they come and that could be a significant contributor to shareholder returns in the future.

Our net unrealized gains (losses) by asset class at year-end were as follows:

	2007	2006

Bonds	71.7	(132.6)
Preferred stocks	(0.9)	3.2
Common stocks	300.9	229.7
Investments at equity	77.7	208.9
Real estate	–	1.4

	449.4	310.6

Our common stock investments at year-end broken down by country are shown below at market value.

2007

United States	1,477.7
Canada	838.8
Other	536.0

2,852.5

FAIRFAX FINANCIAL HOLDINGS LIMITED

While we continue to be concerned about the elevated levels of the stock markets of the world, we have found some excellent long term investment values. We have accumulated many positions at attractive prices for the long term, sometimes resulting in Fairfax owning in excess of 10% or 20% of a company’s outstanding shares. While we have to disclose these positions, we should emphasize that we have never taken a hostile position in a company – i.e., a position where we seek to change management. If we did not like the management, we would not have bought the shares in the first place. Activist investors we are not!

Miscellaneous

In last year’s Annual Report, we said that our annual dividend payout, beyond the nominal $2 per share, would reflect the circumstances prevailing at the end of each year. Given our results for 2007 and our holding company cash and marketable securities position, we decided an extra $3 per share dividend was warranted. Thus the dividend payout in 2008 of $5 per share, or approximately 2.2% of year-end book value.

In our 1986 Annual Report, we said, “However, we must add that it is extremely unlikely that we would sell our multiple voting shares even if an offer came in at 100% above the current market price. Thus, our multiple voting shares prevent an investor from getting an attractive one time bonanza.” This was repeated again in our 1995, 1997 and 1998 Annual Reports. This is perhaps another good time to remind you that you suffer from a major negative in that a quick takeover premium is unlikely at Fairfax because I will not sell. For that negative, we hope to perform for you in the long term. Since inception in 1985, our stock price and book value have increased about 100 times. This will not be repeated in the future, but the first objective in our guiding principles is that we expect to compound mark-to-market book value per share at 15% annually over the long term – although definitely not every quarter or every year!!

Also, it is appropriate to remind you that it is extremely unlikely that we would sell any of our insurance or reinsurance companies, irrespective of price. Properly run insurance or reinsurance companies can be excellent investments and we will not trade an insurance company that we have known for a long period of time, even at an attractive price, for the possibility of buying another one someday at a cheaper price. What we own now, we expect to own forever!

In 2007, Fairfax and its subsidiaries made over $7 million of charitable donations, benefitting a variety of charities in North America. We are extending our policy of “1% of pre-tax income donated to charities” across all our operations worldwide. Since this program began in 1991, we have made over $40 million of charitable donations. In a free enterprise world, customers, employees, shareholders and communities can benefit from the success of an individual business.

It is with much sadness that we record the passing of Robbert Hartog, our founding director and friend for the past 22 years, at the age of 89. As I mentioned to you when he retired in 2005, there was little that we did without bouncing it off Robbert and he kept us on our toes for the past two decades. We will miss him greatly.

We are pleased to welcome Alan Horn to our Board of Directors. Alan was the CFO of Rogers Communications for ten years before becoming its Chairman in 2006, and he will succeed Paul Murray as the Chair of the Audit Committee.

We will very much look forward to seeing you at the annual meeting in Toronto at 9:30 a.m. on Wednesday, April 16, 2008 in the Glenn Gould Studio at the Canadian Broadcasting Centre, 250 Front Street West. Our Presidents, the Fairfax officers and the Hamblin Watsa principals will all be there to answer any and all of your questions.

I would like to thank the Board and the management and employees of all our companies for their outstanding efforts during 2007. We look forward to continuing to build shareholder value for you over the long term.

March 7, 2008

V. Prem Watsa
Chairman and Chief Executive Officer

FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all financial information are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

We, as Fairfax’s Chief Executive Officer and Chief Financial Officer, will certify Fairfax’s annual disclosure document filed with the SEC (Form 40-F) in accordance with the United States Sarbanes-Oxley Act of 2002.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of the internal controls of the company, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, Fairfax’s internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2007 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears herein.

March 7, 2008

V. Prem Watsa	Greg Taylor
Chairman and Chief Executive Officer	Vice President and Chief Financial Officer

Independent Auditors’ Report

To the Shareholders of Fairfax Financial Holdings Limited

We have completed audits of the consolidated financial statements of Fairfax Financial Holdings Limited (the “Company”) as at December 31, 2007, 2006 and 2005 and of its internal control over financial reporting as at December 31, 2007. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of the Company as at December 31, 2007 and 2006, and the related consolidated statements of earnings, comprehensive income, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s consolidated financial statements as at December 31, 2007 and 2006 and for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

As discussed in Note 2 to the financial statements, the Company adopted new accounting standards related to financial instruments on January 1, 2007.

Internal control over financial reporting

We have also audited the Company’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

FAIRFAX FINANCIAL HOLDINGS LIMITED

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario

March 7, 2008

Valuation Actuary’s Report

I have reviewed management’s valuation, including management’s selection of appropriate assumptions and methods, of the policy liabilities of the subsidiary insurance and reinsurance companies of Fairfax Financial Holdings Limited in its consolidated balance sheet as at December 31, 2007 and their change as reflected in its consolidated statement of earnings for the year then ended, in accordance with Canadian accepted actuarial practice.

In my opinion, management’s valuation is appropriate, except as noted in the following paragraph, and the consolidated financial statements fairly present its results.

Under Canadian accepted actuarial practice, the valuation of policy liabilities reflects the time value of money. Management has chosen not to reflect the time value of money in its valuation of the policy liabilities.

Richard Gauthier, FCIA, FCAS
PricewaterhouseCoopers LLP
Toronto, Canada
February 19, 2008

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Financial Statements

Consolidated Balance Sheets
as at December 31, 2007 and 2006

	2007	2006
	(US$ millions)

Assets
Cash, short term investments and marketable securities	971.8	767.4
Accounts receivable and other	1,908.8	1,892.8
Recoverable from reinsurers (including recoverables on paid losses – $371.8; 2006 – $395.4)	5,038.5	5,506.5

	7,919.1	8,166.7

Portfolio investments
Subsidiary cash and short term investments (fair value $3,218.1; 2006 – $4,620.1)	3,218.1	4,602.7
Bonds
At fair value (cost $9,978.8)	10,049.9	–
At amortized cost (fair value $8,547.1)	–	8,674.1
Preferred stocks
At fair value (cost $20.8)	19.9	–
At cost (fair value $19.6)	–	16.4
Common stocks
At fair value (cost $2,314.9)	2,617.5	–
At cost (fair value $2,119.7)	–	1,890.0
Investments, at equity (fair value $485.7; 2006 – $682.9)	408.0	474.0
Derivatives and other invested assets (fair value $979.6; 2006 – $156.2)	979.6	154.7
Assets pledged for short sale and derivative obligations (fair value $1,798.7; 2006 – $1,018.1)	1,798.7	1,023.7

	19,091.7	16,835.6

Deferred premium acquisition costs	371.1	369.0
Future income taxes	344.3	771.3
Premises and equipment	81.6	86.0
Goodwill	53.8	239.2
Other assets	80.2	108.7

	27,941.8	26,576.5

See accompanying notes.

Signed on behalf of the Board

Director	Director

	2007	2006
	(US$ millions)

Liabilities
Subsidiary indebtedness	–	68.2
Accounts payable and accrued liabilities	1,213.0	1,091.2
Short sale and derivative obligations – holding company	8.4	–
Short sale and derivative obligations – subsidiary companies	1,054.4	783.3
Funds withheld payable to reinsurers	362.6	370.0

	2,638.4	2,312.7

Provision for claims	15,048.1	15,502.3
Unearned premiums	2,241.5	2,298.9
Long term debt – holding company borrowings	1,063.2	1,202.6
Long term debt – subsidiary company borrowings	915.0	913.1
Other long term obligations – holding company	192.6	197.1

	19,460.4	20,114.0

Non-controlling interests	1,585.0	1,292.9

Contingencies (note 13)
Shareholders’ Equity
Common stock	2,067.4	2,071.9
Other paid in capital	57.9	57.9
Treasury stock, at cost	(22.6)	(18.3)
Preferred stock	136.6	136.6
Retained earnings	1,658.2	596.6
Accumulated other comprehensive income	360.5	12.2

	4,258.0	2,856.9

	27,941.8	26,576.5

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Earnings
for the years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
	(US$ millions except
	per share amounts)

Revenue
Gross premiums written	5,214.5	5,486.6	5,559.1

Net premiums written	4,498.4	4,789.7	4,694.6

Net premiums earned	4,648.8	4,850.6	4,692.5
Interest and dividends	761.0	746.5	466.1
Net gains on investments	1,639.4	765.6	385.7
Net gain on secondary offering	–	69.7	–
Claims fees	434.5	371.3	356.2

	7,483.7	6,803.7	5,900.5

Expenses
Losses on claims	3,132.0	3,822.4	4,370.9
Operating expenses	1,221.5	1,111.6	1,059.7
Commissions, net	760.3	780.7	736.0
Interest expense	209.5	210.4	200.4

	5,323.3	5,925.1	6,367.0

Earnings (loss) from operations before income taxes	2,160.4	878.6	(466.5)
Provision for (recovery of) income taxes	711.1	485.6	(66.3)

Net earnings (loss) before non-controlling interests	1,449.3	393.0	(400.2)
Non-controlling interests	(353.5)	(165.5)	(46.4)

Net earnings (loss)	1,095.8	227.5	(446.6)

Net earnings (loss) per share	$61.20	$12.17	$(27.75)
Net earnings (loss) per diluted share	$58.38	$11.92	$(27.75)
Cash dividends paid per share	$2.75	$1.40	$1.40
Shares outstanding (000) (weighted average)	17,700	17,763	16,449

See accompanying notes.

Consolidated Statements of Comprehensive Income
for the years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
	(US$ millions)

Net earnings (loss)	1,095.8	227.5	(446.6)

Other comprehensive income, net of income taxes
Change in net unrealized gains on available for sale securities(1)	293.0	–	–
Reclassification of net (gains) on available for sale securities to earnings(2)	(95.4)	–	–
Change in unrealized foreign currency translation gains(3)	114.9	31.9	6.4
Reclassification of realized foreign currency translation gains on partial disposition of Cunningham Lindsey operating companies	(13.7)	–	–

Other comprehensive income	298.8	31.9	6.4

Comprehensive income	1,394.6	259.4	(440.2)

(1)	Net of income tax expense of $142.2 for the year ended December 31, 2007.

(2)	Net of income tax recovery of $35.3 for the year ended December 31, 2007.

(3)	Net of income tax recovery of $7.6 (2006 – income tax recovery of $9.5; 2005 – income tax expense of $3.0) for the year ended December 31, 2007.

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Shareholders’ Equity
for the years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
	(US$ millions)

Common stock
Subordinate voting shares – beginning of year	2,068.1	2,075.8	1,783.1
Issuances during the year	–	–	299.8
Purchases during the year	(4.5)	(7.7)	(7.1)

Subordinate voting shares – end of year	2,063.6	2,068.1	2,075.8
Multiple voting shares – beginning and end of year	3.8	3.8	3.8

Common stock	2,067.4	2,071.9	2,079.6

Other paid in capital – beginning of year	57.9	59.4	59.4
Purchases of convertible senior debentures	–	(1.5)	–

Other paid in capital – end of year	57.9	57.9	59.4

Treasury shares (at cost) – beginning of year	(18.3)	(17.3)	(17.4)
Purchases during the year	(4.4)	(2.1)	(1.2)
Reissuances during the year	0.1	1.1	1.3

Treasury shares (at cost) – end of year	(22.6)	(18.3)	(17.3)

Preferred stock
Series A – beginning and end of year	51.2	51.2	51.2
Series B – beginning and end of year	85.4	85.4	85.4

Preferred stock	136.6	136.6	136.6

Retained earnings – beginning of year	596.6	405.6	862.3
Transition adjustment – financial instruments	29.8	–	–
Net earnings (loss) for the year	1,095.8	227.5	(446.6)
Excess over stated value of shares purchased for cancellation	(2.5)	–	(0.3)
Common share dividends	(49.0)	(25.1)	–
Preferred share dividends	(12.5)	(11.4)	(9.8)

Retained earnings – end of year	1,658.2	596.6	405.6

Accumulated other comprehensive income – beginning of year	12.2	(19.7)	(26.1)
Transition adjustment – financial instruments	49.5	–	–
Other comprehensive income	298.8	31.9	6.4

Accumulated other comprehensive income – end of year	360.5	12.2	(19.7)

Retained earnings and accumulated other comprehensive income	2,018.7	608.8	385.9

Total shareholders’ equity	4,258.0	2,856.9	2,644.2

	2007	2006	2005

Number of shares outstanding Common stock
Subordinate voting shares – beginning of year	16,981,970	17,056,856	15,260,625
Issuances	–	–	1,843,318
Purchases for cancellation	(38,600)	(67,800)	(49,800)
Net treasury shares reissued (acquired)	(25,350)	(7,086)	2,713

Subordinate voting shares – end of year	16,918,020	16,981,970	17,056,856
Multiple voting shares – beginning and end of year	1,548,000	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder	(799,230)	(799,230)	(799,230)

Common stock effectively outstanding – end of year	17,666,790	17,730,740	17,805,626

Preferred stock
Series A – beginning and end of year	3,000,000	3,000,000	3,000,000

Series B – beginning and end of year	5,000,000	5,000,000	5,000,000

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Cash Flows
for the years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
	(US$ millions)

Operating activities
Earnings (loss) before non-controlling interests	1,449.3	393.0	(400.2)
Amortization	27.0	24.9	26.2
Bond discount amortization	(17.6)	(67.9)	(28.2)
(Earnings) losses on investments, at equity	(7.7)	(78.0)	39.0
Future income taxes	323.5	375.2	(151.8)
Loss on significant commutations	—	412.6	103.1
Net gains on investments	—	(835.3)	(385.7)
Net gains on available for sale securities	(130.7)	—	—
Other net gains on investments	(1,508.7)	—	—

	135.1	224.5	(797.6)
Changes in:
Provision for claims	(981.6)	(741.2)	974.9
Unearned premiums	(208.0)	(150.5)	28.9
Accounts receivable and other	19.9	555.6	4.7
Recoverable from reinsurers	665.2	1,154.2	437.1
Funds withheld payable to reinsurers	(28.3)	(97.5)	18.6
Accounts payable and accrued liabilities	172.7	(102.0)	(58.8)
Other	(19.8)	62.0	18.6

Cash provided by (used in) operating activities	(244.8)	905.1	626.4

Investing activities
Investments – purchases	—	(3,971.3)	(6,198.2)
– sales	—	4,007.2	5,697.1
Net sales of assets and liabilities classified as held for trading	374.7	—	—
Net sales of securities designated as held for trading	40.9	—	—
Available for sale securities – purchases	(3,693.5)	—	—
– sales	2,273.8	—	—
Net (purchases) of short term investments	(1,538.4)	—	—
Net sales (purchases) of marketable securities	—	51.3	(263.4)
Net (purchases) sales of investments, at equity	381.3	(2.8)	(9.0)
Net sales of other invested assets	7.6	—	—
Sales (purchases) of premises and equipment	(18.0)	(13.2)	(20.5)
Net proceeds on secondary offerings	—	337.6	—
Proceeds on partial disposition of Cunningham Lindsey operating companies	60.0	—	—
Sale (purchase) of subsidiaries, net of cash	1.8	—	(52.0)

Cash provided by (used in) investing activities	(2,109.8)	408.8	(846.0)

	2007	2006	2005
	(US$ millions)

Financing activities
Subsidiary indebtedness
Issuances	6.9	4.3	—
Repayment	(73.4)	—	(25.3)
Long term debt – holding company
Repayment	(107.8)	(115.7)	(50.7)
Debt issuance costs	(15.0)	—	—
Long term debt – subsidiary companies
Issuances	330.0	140.0	125.0
Repayment	(295.7)	(59.3)	(34.2)
Debt issuance costs	(23.4)	—	—
Repayment – other long term obligations – holding company	(4.5)	(43.7)	(3.1)
Issuance (repurchase) of subsidiary securities	(121.5)	—	112.4
Subordinate voting shares issued	—	—	299.8
Subordinate voting shares repurchased	(7.0)	(7.7)	(7.4)
Reissued (purchased) treasury shares	(4.4)	(2.1)	(1.2)
Common share dividends	(49.0)	(25.1)	(22.5)
Preferred share dividends	(12.5)	(11.4)	(9.8)
Dividends paid to non-controlling interests	(27.3)	(22.1)	(14.6)

Cash provided by (used in) financing activities	(404.6)	(142.8)	368.4

Foreign currency translation	107.9	2.3	11.9

Increase (decrease) in cash and cash equivalents	(2,651.3)	1,173.4	160.7
Cash and cash equivalents – beginning of year	5,763.8	4,590.4	4,429.7

Cash and cash equivalents – end of year	3,112.5	5,763.8	4,590.4

See accompanying notes.

Cash and cash equivalents consist of cash and short term investments, including subsidiary cash and short term investments, and exclude subsidiary cash and short term investments that are restricted. Cash equivalents are readily convertible into cash and have maturities of three months or less. Cash and cash equivalents were as follows:

	2007	2006	2005
	(US$ millions)

Cash and short term investments	31.3	540.2	280.5
Subsidiary cash and short term investments	2,164.8	4,602.7	3,788.9
Cash and short term investments pledged for short sale and derivative obligations	1,244.2	829.3	737.4

	3,440.3	5,972.2	4,806.8
Restricted cash and short term investments	(327.8)	(208.4)	(216.4)

	3,112.5	5,763.8	4,590.4

FAIRFAX FINANCIAL HOLDINGS LIMITED

Notes to Consolidated Financial Statements

for the years ended December 31, 2007, 2006 and 2005
(in US$ millions except per share amounts and as otherwise indicated)

1.	Business Operations
The company is a financial services holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and investment management.

2.	Summary of Significant Accounting Policies
The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods covered by the financial statements. The principal financial statement components subject to measurement uncertainty include other-than-temporary declines in the value of investments (note 3), the provision for claims (note 5), the allowance for unrecoverable reinsurance (note 7) and the carrying value of future tax assets (note 11). Actual results could differ from those estimates.

Principles of consolidation
The consolidated financial statements include the accounts of the company and all of its subsidiaries at December 31, 2007:

Canadian Insurance

Northbridge Financial Corporation
(Northbridge)

U.S. Insurance

Crum & Forster Holdings Corp.
(Crum & Forster)

Asian Insurance

Fairfax Asia consists of:

Falcon Insurance Company Limited

First Capital Insurance Limited

ICICI Lombard General Insurance
Company Limited
(26.0% interest) (ICICI Lombard)

Other

Hamblin Watsa Investment Counsel Ltd.
(Hamblin Watsa) (investment management)

Reinsurance

Odyssey Re Holdings Corp. (OdysseyRe)

Group Re, which underwrites business in:

CRC (Bermuda) Reinsurance Limited (CRC (Bermuda))

Wentworth Insurance Company Ltd.
(Wentworth)

nSpire Re Limited

Runoff

U.S. runoff consists of:

TIG Insurance Company (TIG)

Fairmont Specialty Group (Fairmont)

European runoff consists of:

nSpire Re Limited (nSpire Re) (excluding Group Re)

RiverStone Insurance (UK) Limited
(RiverStone (UK))

RiverStone Managing Agency

Syndicate 3500

All subsidiaries are wholly-owned except for OdysseyRe with a 61.0% interest (2006 – 59.6%; 2005 – 80.1%) and Northbridge with a 60.2% interest (2006 and 2005 – 59.2%). Investments, which are accounted for on the equity basis, include the company’s investments in Advent Capital (Holdings) PLC (“Advent”) with a 44.5% interest (2006 – 44.5%; 2005 – 46.8%), ICICI Lombard with a 26.0% interest (2006 and 2005 – 26.0%), and at December 31, 2007,

Cunningham Lindsey’s operating companies with a 44.6% interest. In 2005, 2006 and prior to December 31, 2007, the company consolidated its 81.0% interest in Cunningham Lindsey. At December 31, 2007, the company consolidated its 100% interest in the Cunningham Lindsey holding company (which owns the company’s 44.6% interest in the Cunningham Lindsey operating companies) pursuant to the transaction described in note 17.

Acquisitions are accounted for by the purchase method, whereby the results of acquired companies are included only from the date of acquisition. Divestitures are included up to the date of disposal.

Premiums
Insurance and reinsurance premiums are taken into income evenly throughout the terms of the related policies after deductions for premiums to reinsurers.

Deferred premium acquisition costs
Certain costs of acquiring insurance premiums, consisting of brokers’ commissions and premium taxes are deferred, to the extent that they are considered recoverable, and charged to income as the premiums are earned. The ultimate recoverability of deferred premium acquisition costs is determined without regard to investment income.

Investments
Refer to “Changes in accounting policies” below.

Securities sold but not yet purchased
Securities sold but not yet purchased represent obligations to deliver securities which were not owned at the time of the sale. These obligations are carried at fair value with changes in fair value recorded in net gains (losses) on investments.

Derivative financial instruments
The company uses derivatives to mitigate financial risks arising principally from its investment holdings and receivables. Derivatives, including credit default swaps, that are not specifically designated or that do not meet the requirements for hedge accounting are carried at fair value on the consolidated balance sheet and changes in fair value are recorded in net gains on investments in the consolidated statement of earnings. All derivatives are monitored by the company for effectiveness in achieving their risk management objectives. During 2007, 2006 and 2005, the company did not designate any derivatives as accounting hedges.

Provision for claims
Claim provisions are established by the case method as claims are reported. For reinsurance, the provision for claims is based on reports and individual case estimates received from ceding companies. The estimates are regularly reviewed and updated as additional information on the estimated claims becomes known and any resulting adjustments are included in earnings. A provision is also made for management’s calculation of factors affecting the future development of claims including claims incurred but not reported (IBNR) based on the volume of business currently in force and the historical experience on claims.

Translation of foreign currencies
Foreign currency transactions are translated into the functional currency of the company’s subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of earnings except for unrealized foreign exchange gains and losses arising on investments, classified as available for sale. These unrealized gains and losses are recorded in other comprehensive income until realized, at which time

FAIRFAX FINANCIAL HOLDINGS LIMITED

the cumulative gain or loss is reclassified to net gains (losses) on investments in the consolidated statement of earnings.

The operations of the company’s non-U.S. dollar functional currency subsidiaries (principally in Canada and the United Kingdom) are self-sustaining. As a result, the assets and liabilities of these subsidiaries are translated at the year-end rates of exchange. Revenue and expenses are translated at the average rate of exchange for the year. The net unrealized gains or losses which result from translation are deferred and included in accumulated other comprehensive income of shareholders’ equity.

Goodwill
The company assesses the carrying value of goodwill based on the underlying discounted cash flows and operating results of its reporting units. The carrying value of goodwill will be charged to earnings if and to the extent that it is determined that an impairment in value exists. Management has compared the carrying value of goodwill balances as at December 31, 2007 and the estimated fair values of the underlying operations and concluded that there was no impairment in the value of goodwill. The estimated fair values are sensitive to the cash flow projections and discount rates used in the valuation.

Reinsurance
Third party reinsurance balances are reflected on the balance sheet on a gross basis to indicate the extent of credit risk related to third party reinsurance and its obligations to policyholders and on a net basis in the statement of earnings to indicate the results of its retention of premiums written.

In order to control the company’s exposure to loss from adverse development of reserves or reinsurance recoverables on pre-acquisition reserves of companies acquired or from future adverse development on long tail latent or other potentially volatile claims, and to protect capital, the company obtains vendor indemnities or purchases excess of loss reinsurance protection from reinsurers. For excess of loss reinsurance treaties (other than vendor indemnities), the company generally pays the reinsurer a premium as losses from adverse development are ceded under the treaty. The company records the premium charge (earned premiums ceded to reinsurers), commissions earned on ceded reinsurance premiums and the related reinsurance recovery (claims incurred ceded to reinsurers) in its consolidated statement of earnings in the period in which the adverse development is incurred and ceded to the reinsurer. Provisions for uncollectible reinsurance are recorded in the consolidated statement of earnings in the period in which the company determines that it is unlikely that the full amount or disputed amounts due from reinsurers on an individual basis are not collectible.

Income taxes
Income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases based on tax rates which are expected to be in effect when the asset or liability is settled. A valuation allowance is recorded if it is more likely than not, all or some portion of, the benefits related to deferred tax asset will not be realized.

Pensions
Accrued benefit obligations for pensions and other post retirement benefits are actuarially determined using the projected benefit method prorated on service and incorporates management’s best estimate of future salary levels, other cost escalation, retirement ages of the employees and other actuarial factors.

Expected return on plan assets is calculated based on the fair value of those assets.

Actuarial gains (losses) arise from the difference between the actual long term rate of return and the expected long term rate of return on plan assets for that period or from changes in actuarial assumptions used to determine the accrued benefit obligation. The excess of the net accumulated actuarial gain (loss) over 10 percent of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.

Past service costs arising from plan amendments are deferred and amortized on a straight line basis over the average remaining service period of employees active at the date of amendment.

Changes in accounting policies
On January 1, 2007, the company adopted five new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): CICA Handbook Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation; and Section 3865, Hedges. The adoption of these new accounting standards resulted in changes in the accounting for financial instruments as well as the recognition of certain transition adjustments that have been recorded in opening retained earnings or opening accumulated other comprehensive income as described below. The company adopted these standards prospectively and, accordingly, prior period balances have not been restated (except for the reclassification of the currency translation account which was adopted retroactively with prior period restatement). The adoption of these new accounting standards, specifically the accounting for bonds designated as held for trading under the fair value option, reduced net earnings by $31.4 for 2007. Consequently, basic earnings per share is lower by $1.77 and diluted earnings per share is lower by $1.68 for the year.

Financial Instruments – Recognition and Measurement. Under the new standards, financial assets are classified as held for trading, available for sale, held to maturity or loans and receivables. Financial liabilities are classified as held for trading or as other financial liabilities. Derivatives are classified as held for trading. The company may also designate certain financial instruments with embedded derivatives, on initial recognition or adoption of the standard, as held for trading under the fair value option. The company’s financial assets and liabilities except for provision for claims, including all derivatives, are recorded on the consolidated balance sheet at fair value on initial recognition and subsequently accounted for based on their classification as described below.

Held for trading – Financial assets purchased for short term investment objectives are classified as held for trading or if designated as such by management (fair value option). Financial liabilities classified as held for trading are obligations related to securities sold but not yet purchased. Financial assets and liabilities and derivatives classified or designated as held for trading are carried at fair value on the consolidated balance sheet with realized and unrealized gains and losses recorded in net gains (losses) on investments. Dividends and interest earned net of interest incurred are included in interest and dividends in the consolidated statement of earnings.

At January 1, 2007, bonds totaling $1,109.7 (fair value $1,167.5) containing embedded derivatives that otherwise would require bifurcation were designated as held for trading under the fair value option. These financial assets were previously recorded at amortized cost and are now accounted for in the same manner as other financial assets classified as held for trading. Financial assets, primarily derivatives totaling $115.7 and financial liabilities totaling $783.3, previously accounted for at fair value, were classified as held for trading.

Available for sale – Non-derivative financial assets are classified as available for sale when they are intended to be held for long term profitability and are other than those classified as loans and receivables or held for trading. These assets are carried at fair value with changes in unrealized gains and losses recorded in other comprehensive income until realized, at which time the cumulative gain or loss is reclassified to net gains on investments in the consolidated statement of earnings. The fair value changes recorded through other comprehensive income and accumulated other comprehensive income are not allocated to non-controlling interests. When objective evidence indicates that unrealized losses on available for sale securities are other than temporary, the cost of the financial asset is written down to fair value with the change recorded in net gains (losses) on investments in the consolidated statement of earnings. Previously when there was a loss in value in

FAIRFAX FINANCIAL HOLDINGS LIMITED

an investment that was other than temporary, such securities were written down to net realizable value and were reflected in net gain (losses) on investments. Securities that are classified as available for sale and that do not have a readily available market value are recorded at cost. Interest and dividend income from available for sale securities, including amortization of premiums and accretion of discounts, are recorded in interest and dividends in the consolidated statement of earnings.

All bonds (other than those designated as held for trading), all common stocks, all preferred stocks and certain short term investments together totaling $10,159.8 (fair value $10,233.3), previously accounted for at cost or amortized cost, were classified as available for sale on January 1, 2007. The company continues to record the amortization of the discount or premium on bonds on a yield to maturity basis in interest and dividends on the consolidated statement of earnings.

Non-derivative financial assets that have a fixed maturity date, other than loans and receivables, for which the company has the intent and ability to hold to maturity or redemption are classified as held to maturity and reported at amortized cost. The company has not designated any financial assets as held to maturity.

Loans and receivables and other financial liabilities continue to be initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. For financial assets, a provision for impairment is established when there is objective evidence that the company will not collect all amounts due according to their original terms.

Hedges – The company did not have any derivatives designated as accounting hedges upon adoption of the new standards or as at December 31, 2007.

Comprehensive income – Comprehensive income consists of net earnings and other comprehensive income and includes all changes in equity during a period, except for those resulting from investments by owners and distributions to owners. Unrealized gains and losses on financial assets classified as available for sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments are recorded in the consolidated statement of comprehensive income and included in accumulated other comprehensive income until recognized in the consolidated statement of earnings. Accumulated other comprehensive income (net of income taxes) is included on the consolidated balance sheet as a separate component of shareholders’ equity.

The fair values of financial instruments are based on bid prices for financial assets and offer prices for financial liabilities. The fair values of debt securities, preferred stocks and common stocks that are quoted in active markets are obtained from external pricing services. The fair values of private placements and of infrequently traded securities are based on quotes from brokers which are based on market observable inputs. The fair value of the S&P 500 index-based Standard & Poor’s Depository Receipts (“SPDRs”) short position is based on quoted market price. The fair values of derivatives such as credit default swaps, total return swaps, equity index total return swaps and S&P index call options and of short positions in equity are based on counterparty broker-dealer quotes which are based on market observable inputs. The fair values of third party investment funds are based on the net asset values as advised by the funds. Short term investments comprise securities due to mature within one year from the date of purchase and are carried at amortized cost which approximates fair value.

Transaction costs related to financial assets and liabilities classified or designated as held for trading are expensed as incurred. Transaction costs related to available for sale financial assets and long term debt are capitalized to the cost of the asset or netted against the liability on initial recognition and, where applicable, are amortized in the consolidated statement of earnings.

The company continues to account for the purchase and sale of securities using trade date accounting for purposes of both the consolidated balance sheet and the consolidated statement of earnings. Transactions pending settlement are reflected in the consolidated balance sheet in accounts receivable and other or in accounts payable and accrued liabilities.

Transitional adjustment – On January 1, 2007, the company recognized all of its financial assets and liabilities in the consolidated balance sheet according to their classification. Any adjustment made to a previous carrying amount was recognized as an adjustment to opening retained earnings or opening accumulated other comprehensive income, net of income taxes. The currency translation account, previously presented as a separate component of shareholders’ equity, was reclassified retroactively to accumulated other comprehensive income. Unamortized debt issue costs of $28.2 were reclassified from other assets to long term debt. The impact on the consolidated balance sheet of adopting the new standards was as follows:

	Previously	Classifications to		Adjustment
	reported	conform with	Reclassified	upon
	December 31,	current year	December 31,	adoption of	January 1,
	2006	presentation	2006	new standards	2007

Assets
Cash, short term investments and marketable securities	767.4	–	767.4	16.2	783.6
Portfolio investments
Subsidiary cash and short term investments	5,432.0	(829.3)	4,602.7	–	4,602.7
Bonds	8,944.0	(269.9)	8,674.1	(127.0)	8,547.1
Preferred stocks	16.4	–	16.4	0.4	16.8
Common stocks	2,087.3	(197.3)	1,890.0	229.7	2,119.7
Strategic investments	337.9	(337.9)	–	–	–
Investments, at equity	–	474.0	474.0	–	474.0
Real estate	18.0	(18.0)	–	–	–
Derivatives and other
invested assets	–	154.7	154.7	–	154.7
Assets pledged for short sale and derivative obligations	–	1,023.7	1,023.7	(5.6)	1,018.1

	16,835.6	–	16,835.6	97.5	16,933.1

Future income taxes	771.3	–	771.3	(26.7)	744.6
Other assets	108.7	–	108.7	(28.2)	80.5
All other assets	8,093.5	–	8,093.5	–	8,093.5

	26,576.5	–	26,576.5	58.8	26,635.3

Liabilities
Long term debt – holding company borrowings	1,202.6	–	1,202.6	(21.1)	1,181.5
Long term debt – subsidiary company borrowings	913.1	–	913.1	(7.1)	906.0
All other liabilities	20,311.0	–	20,311.0	–	20,311.0

	22,426.7	–	22,426.7	(28.2)	22,398.5

Non-controlling interests	1,292.9	–	1,292.9	7.7	1,300.6

Shareholders’ equity
Common stock	2,071.9	–	2,071.9	–	2,071.9
Other paid in capital	57.9	–	57.9	–	57.9
Treasury stock, at cost	(18.3)	–	(18.3)	–	(18.3)
Preferred stock	136.6	–	136.6	–	136.6
Retained earnings	596.6	–	596.6	29.8	626.4
Currency translation account	12.2	(12.2)	–	–	–
Accumulated other comprehensive income
Unrealized gains on available for sale securities	–	–	–	49.5	49.5
Currency translation account	–	12.2	12.2	–	12.2

	2,856.9	–	2,856.9	79.3	2,936.2

	26,576.5	–	26,576.5	58.8	26,635.3

FAIRFAX FINANCIAL HOLDINGS LIMITED

On October 1, 2007, the company adopted three new accounting standards that were issued by the CICA: CICA Handbook Section 1535 Capital Disclosures, Section 3862 Financial Instruments – Disclosures and Section 3863 Financial Instruments – Presentation. Section 1535 requires the disclosure of information on the company’s capital resources and how they are managed. Section 3862 and 3863 enhance the disclosure requirements for financial instruments (the presentation requirements remain unchanged) by expanding the disclosure of information on the nature and extent of risks arising from financial instruments and how those risks are managed. The company adopted Section 3862 and Section 3863 to replace Section 3861 – Financial Instruments – Disclosure and Presentation which was adopted on January 1, 2007. The company adopted these standards prospectively.

Future accounting changes
All publicly accountable enterprises in Canada will have to apply International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. The then current Canadian GAAP will be eliminated upon the adoption of IFRS. The company is currently evaluating the impact of IFRS on its consolidated financial statements.

3.	Cash and Investments
Cash and short term investments, marketable securities, portfolio investments and short sale and derivative contracts by financial instrument classification are shown in the table below:

	December 31, 2007						December 31, 2006
	Classified as	Designated as	Classified as		Total		Total	Total
	held for	held for	available		carrying	Total fair	carrying	fair
	trading	trading	for sale	Other	value	value	value	value

Holding company:
Cash and short term investments	31.3	–	413.0	–	444.3	444.3	540.2	540.2
Bonds	–	17.6	12.2	–	29.8	29.8	34.2	35.1
Common stocks	–	–	235.0	–	235.0	235.0	173.9	189.2
Derivatives	262.7	–	–	–	262.7	262.7	19.1	19.1

	294.0	17.6	660.2	–	971.8	971.8	767.4	783.6
Short sale and derivative obligations	(8.4)	–	–	–	(8.4)	(8.4)	–	–

	285.6	17.6	660.2	–	963.4	963.4	767.4	783.6

Portfolio investments:
Cash and short term investments	2,164.8	–	1,053.3	–	3,218.1	3,218.1	4,602.7	4,620.1
Bonds	–	1,215.9	8,834.0	–	10,049.9	10,049.9	8,674.1	8,547.1
Preferred stocks	–	–	19.9	–	19.9	19.9	16.4	19.6
Common stocks	–	–	2,617.5	–	2,617.5	2,617.5	1,890.0	2,119.7
Investments, at equity	–	–	–	408.0	408.0	485.7	474.0	682.9
Derivatives	950.7	–	–	–	950.7	950.7	115.8	115.8
Other invested assets	–	–	–	28.9	28.9	28.9	38.9	40.4

	3,115.5	1,215.9	12,524.7	436.9	17,293.0	17,370.7	15,811.9	16,145.6

Assets pledged for short sale and derivative obligations:
Cash and short term investments	1,244.2	–	121.9	–	1,366.1	1,366.1	829.3	829.3
Bonds	–	–	432.6	–	432.6	432.6	194.4	188.8

	1,244.2	–	554.5	–	1,798.7	1,798.7	1,023.7	1,018.1

Short sale and derivative obligations	(1,054.4)	–	–	–	(1,054.4)	(1,054.4)	(783.3)	(783.3)

	3,305.3	1,215.9	13,079.2	436.9	18,037.3	18,115.0	16,052.3	16,380.4

Included in subsidiary cash and short term investments at December 31, 2007 is $106.5 of cash which is restricted as to use. This cash primarily consists of cash pledged to the Society and Council of Lloyd’s (“Lloyd’s”) to support the underwriting capacity of subsidiaries’ Lloyd’s syndicates.

In addition to the amounts disclosed in note 13, the company’s subsidiaries have pledged cash and investments of $2.2 billion inclusive of trust funds and regulatory deposits as security for their own obligations to pay claims or make premium payments (these pledges are either direct or to support letters of credit). These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.

Included in investments, at equity under portfolio investments are investments in certain limited partnerships with a carrying value of $186.0 (2006 - $136.1).

At December 31, 2007, the amortized cost and carrying value for bonds is summarized below:

	Designated as Held for Trading		Classified as Available for Sale		Total
	Amortized	Carrying	Amortized	Carrying	Amortized	Carrying
	Cost	Value	Cost	Value	Cost	Value

Holding company	15.0	17.6	12.0	12.2	27.0	29.8
Portfolio investments	1,223.0	1,215.9	8,755.8	8,834.0	9,978.8	10,049.9
Assets pledged for short sale and derivative obligations	–	–	434.8	432.6	434.8	432.6

	1,238.0	1,233.5	9,202.6	9,278.8	10,440.6	10,512.3

FAIRFAX FINANCIAL HOLDINGS LIMITED

Short term investments, bonds, preferred stocks and common stocks, including assets pledged for short sale and derivative obligations, analyzed by type of issuer are as follows:

	December 31, 2007
	Designated as	Classified as
	Held for	Available	Total Carrying
	Trading	for Sale	Value

Short term investments:
Canadian government	–	142.2	142.2
U.S. government	–	1,342.6	1,342.6
Other government	–	103.4	103.4

	–	1,588.2	1,588.2

Bonds:
Canadian government	904.1	1,386.9	2,291.0
U.S. government	–	6,624.0	6,624.0
Other government	–	1,042.3	1,042.3
Corporate and other	329.4	225.6	555.0

	1,233.5	9,278.8	10,512.3

Preferred stocks:
Canadian	–	12.8	12.8
U.S.	–	1.2	1.2
Other	–	5.9	5.9

	–	19.9	19.9

Common stocks:
Canadian	–	838.8	838.8
U.S.	–	1,477.7	1,477.7
Other	–	536.0	536.0

	–	2,852.5	2,852.5

	1,233.5	13,739.4	14,972.9

Investments classified as available for sale, including assets pledged for short sale and derivative obligations, split by amortized cost and gross unrealized gains and losses analyzed by type of issuer are as follows:

	December 31, 2007
	Cost or	Gross	Gross	Total
	Amortized	Unrealized	Unrealized	Carrying
	Cost	Gains	Losses	Value

Short term investments:
Canadian government	141.3	0.9	—	142.2
U.S. government	1,344.4	–	(1.8)	1,342.6
Other government	103.4	–	–	103.4

	1,589.1	0.9	(1.8)	1,588.2

Bonds:
Canadian government	1,327.0	60.3	(0.4)	1,386.9
U.S. government	6,651.1	51.7	(78.8)	6,624.0
Other government	990.1	60.0	(7.8)	1,042.3
Corporate and other	234.4	–	(8.8)	225.6

	9,202.6	172.0	(95.8)	9,278.8

Preferred stocks:
Canadian	12.8	–	–	12.8
U.S.	2.1	–	(0.9)	1.2
Other	5.9	–	–	5.9

	20.8	–	(0.9)	19.9

Common stocks:
Canadian	713.0	146.7	(20.9)	838.8
U.S.	1,453.8	102.2	(78.3)	1,477.7
Other	384.8	155.1	(3.9)	536.0

	2,551.6	404.0	(103.1)	2,852.5

	13,364.1	576.9	(201.6)	13,739.4

Bonds classified as available for sale and designated as held for trading in 2007, analyzed by contractual maturity are shown below. Actual maturities may differ from maturities shown below due to the existence of call and put features. The table below summarizes the amortized cost and carrying value by the earliest contractual maturity of the company’s bond investments. At December 31, 2007, securities containing call and put features represented approximately $49.5 and $1,532.9, respectively (2006-$124.4 and $1,222.4, respectively) of the total fair value of bonds in the table below.

	December 31, 2007		December 31, 2006
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

Due in 1 year or less	382.1	393.6	26.8	30.2
Due after 1 year through 5 years	2,939.5	2,992.9	2,077.6	2,093.5
Due after 5 years through 10 years	2,493.6	2,542.2	1,772.6	1,833.8
Due after 10 years	4,625.4	4,583.6	5,025.7	4,813.5

	10,440.6	10,512.3	8,902.7	8,771.0

Effective interest rate		4.2%		4.8%

FAIRFAX FINANCIAL HOLDINGS LIMITED

The number of continuous months in which securities excluding short term investments had gross unrealized losses at December 31, 2007 and 2006 is as follows:

December 31, 2007

	Less than 12 Months			Greater than 12 Months			Total
		Gross			Gross			Gross
	Fair	Unrealized	Number of	Fair	Unrealized	Number of	Fair	Unrealized	Number of
	Value	Losses	Securities	Value	Losses	Securities	Value	Losses	Securities

Bonds:
Canadian government	–	–	–	136.7	(0.4)	1	136.7	(0.4)	1
U.S. government	1,725.3	(4.0)	14	2,277.5	(74.8)	13	4,002.8	(78.8)	27
Other government	303.8	(7.8)	3	–	–	–	303.8	(7.8)	3
Corporate and other	136.6	(8.8)	8	–	–	–	136.6	(8.8)	8

	2,165.7	(20.6)	25	2,414.2	(75.2)	14	4,579.9	(95.8)	39

Preferred stocks:

U.S.	0.5	(0.9)	1	–	–	–	0.5	(0.9)	1

Common stocks:
Canadian	426.6	(20.9)	11	–	–	–	426.6	(20.9)	11
U.S.	655.0	(78.3)	8	–	–	–	655.0	(78.3)	8
Other	23.0	(3.9)	17	–	–	–	23.0	(3.9)	17

	1,104.6	(103.1)	36	–	–	–	1,104.6	(103.1)	36

	3,270.8	(124.6)	62	2,414.2	(75.2)	14	5,685.0	(199.8)	76

December 31, 2006

	Less than 12 Months			Greater than 12 Months			Total
		Gross			Gross			Gross
	Fair	Unrealized	Number of	Fair	Unrealized	Number of	Fair	Unrealized	Number of
	Value	Losses	Securities	Value	Losses	Securities	Value	Losses	Securities

Bonds:
Canadian government	1,053.1	(9.6)	5	–	–	–	1,053.1	(9.6)	5
U.S. government	1,963.4	(28.9)	21	3,545.6	(275.7)	33	5,509.0	(304.6)	54
Other government	39.6	(0.6)	7	–	–	–	39.6	(0.6)	7
Corporate and other	153.6	(1.4)	13	50.7	(4.6)	18	204.3	(6.0)	31

	3,209.7	(40.5)	46	3,596.3	(280.3)	51	6,806.0	(320.8)	97

Common stocks:
Canadian	180.8	(13.9)	4	–	–	–	180.8	(13.9)	4
U.S.	569.8	(9.8)	5	–	–	–	569.8	(9.8)	5

	750.6	(23.7)	9	–	–	–	750.6	(23.7)	9

	3,960.3	(64.2)	55	3,596.3	(280.3)	51	7,556.6	(344.5)	106

Management has reviewed currently available information regarding those investments other than those classified or designated as held for trading whose estimated fair value is less than cost or amortized cost at December 31, 2007. Debt securities whose amortized cost exceeds market value are expected to be held until maturity or until market value exceeds carrying value. All investments have been reviewed to ensure that corporate performance expectations have not changed significantly to adversely affect the market value of these securities other than on a temporary basis.

The company considers an impairment as other than temporary if evidence indicating that an investment’s cost or amortized cost is recoverable within a reasonable period of time (which, in the case of fixed income securities, may mean until maturity) is outweighed by evidence to the contrary. The company also considers its ability and intent to hold an investment until such recovery of the security’s fair value. Notwithstanding the foregoing, with respect to fixed income securities, an impairment may be considered other than temporary if it is probable that the company will be unable to collect all amounts due under the terms of the securities. Recognition of impairment losses for declines in the value of fixed income investments and equity securities attributable to issuer-specific events are based upon all relevant facts and circumstances for each investment. Factors considered by management include, but are not limited to, the impact of issuer-specific events, industry-specific events, current and expected future market and economic conditions, the nature of the investment, the severity and duration of the impairment and the volatility of the security’s market price.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Investment Income

	2007
	Classified as	Designated as	Classified as
	Held for	Held for	Available			2006	2005
	Trading	Trading	for Sale	Other	Total	Total	Total

Interest income:
Cash and short term investments	182.8	–	29.6	–	212.4	268.6	118.5
Bonds	–	47.4	399.4	–	446.8	356.4	313.3
Derivatives and other	32.3	–	–	–	32.3	–	–

	215.1	47.4	429.0	–	691.5	625.0	431.8

Dividends:
Preferred stocks	–	–	1.2	–	1.2	0.7	3.7
Common stocks	–	–	80.5	–	80.5	71.9	91.1

	–	–	81.7	–	81.7	72.6	94.8

Earnings (losses) from investments, at equity	–	–	–	7.7	7.7	78.0	(39.0)

Expenses	–	–	–	(19.9)	(19.9)	(29.1)	(21.5)

	215.1	47.4	510.7	(12.2)	761.0	746.5	466.1

Net gains (losses) on investments:
Bonds:
Realized gains	–	6.5	93.7	–	100.2	216.3	323.5
Realized (losses)	–	–	(1.0)	–	(1.0)	(7.3)	(27.7)

	–	6.5	92.7	–	99.2	209.0	295.8

Preferred stocks:
Realized gains	–	–	–	–	–	1.6	–
Realized (losses)	–	–	–	–	–	–	–

	–	–	–	–	–	1.6	–

Common stocks:
Realized gains	–	–	158.2	–	158.2	799.4	274.4
Realized (losses)	–	–	(17.7)	–	(17.7)	(4.3)	(20.0)

	–	–	140.5	–	140.5	795.1	254.4

Investments, at equity	–	–	–	220.5	220.5	–	–

Other invested assets	–	–	–	13.0	13.0	–	–

Securities sold short:
Realized gains	85.9	–	–	–	85.9	9.1	0.3
Realized (losses)	(3.9)	–	–	–	(3.9)	–	–

	82.0	–	–	–	82.0	9.1	0.3

Derivative instruments:
Realized gains	270.9	–	–	–	270.9	–	47.5
Realized (losses)	(81.6)	–	–	–	(81.6)	(110.1)	(12.8)

	189.3	–	–	–	189.3	(110.1)	34.7

Unrealized gains (losses) on derivative instruments:
SPDRs short position	(15.9)	–	–	–	(15.9)	(76.9)	(17.8)
Total return swaps	67.8	–	–	–	67.8	(3.9)	(15.6)
Common stock short positions	5.0	–	–	–	5.0	(5.9)	4.0
S&P index call options	(4.0)	–	–	–	(4.0)	20.9	(20.3)
Credit default swaps	960.3	–	–	–	960.3	(83.5)	(101.6)
Warrants and other derivatives	(9.8)	–	–	–	(9.8)	(0.7)	8.5
Financial instruments designated as held for trading	–	(48.5)	–	–	(48.5)	–	–

	1,003.4	(48.5)	–	–	954.9	(150.0)	(142.8)

Repurchase of debt	–	–	–	1.8	1.8	(15.7)	0.5
Secondary offerings – OdysseyRe	–	–	–	–	–	69.7	–
Other	–	–	–	51.0	51.0	64.4	(8.7)
Other than temporary impairments of investments	–	–	(102.6)	(10.2)	(112.8)	(37.8)	(48.5)

	1,274.7	(42.0)	130.6	276.1	1,639.4	835.3	385.7

	1,489.8	5.4	641.3	263.9	2,400.4	1,581.8	851.8

Earnings from investments at equity includes a provision of $37.4 for other than temporary impairment related to the company’s investment in Advent. Included in net gains on investments – other are dilution losses of $8.0 (2006 – $8.1; 2005 – nil) and dilution gains of $1.2 (2006 – $15.8; 2005 – $1.0) related to changes in the company’s proportional ownership of OdysseyRe and Hub, respectively.

The following table summarizes the impact of investments classified or designated as held for trading on net gains on investments included in the consolidated statement of earnings.

			Common	S&P		Warrants	Fair
	SPDRS	Total	Stock	Index	Credit	and	Value
	Short	Return	Short	Call	Default	Other	Option
	Sales	Swaps	Sales	Options	Swaps	Derivatives	Bonds	Total

For the year ended December 31, 2007
Realized gains (losses) on disposal	–	(0.3)	80.8	25.5	173.6	(1.4)	19.1	297.3
Reversal of mark-to-market (gains) losses recognized in prior years on current year disposals	–	4.2	1.2	(21.3)	11.1	(2.1)	(12.6)	(19.5)
Mark-to-market gains (losses) arising in year	(15.9)	67.8	5.0	(4.0)	960.3	(9.8)	(48.5)	954.9

Net gains (losses)	(15.9)	71.7	87.0	0.2	1,145.0	(13.3)	(42.0)	1,232.7

For the year ended December 31, 2006
Realized gains (losses) on disposal	–	(144.7)	8.4	(25.7)	–	(12.1)	–	(174.1)
Reversal of mark-to-market (gains) losses recognized in prior years on current year disposals	–	60.6	0.7	7.8	–	4.0	–	73.1
Mark-to-market gains (losses) arising in year	(76.9)	(3.9)	(5.9)	20.9	(83.5)	(0.7)	–	(150.0)

Net gains (losses)	(76.9)	(88.0)	3.2	3.0	(83.5)	(8.8)	–	(251.0)

For the year ended December 31, 2005
Realized gains (losses) on disposal	–	(3.7)	(2.9)	–	–	57.5	–	50.9
Reversal of mark-to-market (gains) losses recognized in prior years on current year disposals	–	–	3.2	–	–	(19.1)	–	(15.9)
Mark-to-market gains (losses) arising in year	(17.8)	(15.6)	4.0	(20.3)	(101.6)	8.5	–	(142.8)

Net gains (losses)	(17.8)	(19.3)	4.3	(20.3)	(101.6)	46.9	–	(107.8)

FAIRFAX FINANCIAL HOLDINGS LIMITED

4.	Securities Sold but not yet Purchased and Derivative Transactions

	December 31, 2007				December 31, 2006
		Notional	Fair Value			Notional	Fair Value
	Cost	Value	Assets	Liabilities	Cost	Value	Assets	Liabilities

Securities sold short
SPDRs	819.7	–	–	975.4	499.8	–	–	634.6
Common stock	74.8	–	–	72.8	140.3	–	–	144.5
Equity index total return swaps	–	1,629.8	59.5	6.8	–	681.4	–	4.2
Common stock total return swaps	–	247.0	19.2	3.8	–	–	–	–
Short positions effected by equity contracts
S&P 500 index call options	3.6	2,480.0	0.3	–	18.9	1,388.1	40.2	–
Credit contracts
Credit default swaps	340.0	18,539.2	1,119.1	–	275.6	13,175.4	71.2	–
Warrants	20.5	418.2	15.3	–	20.3	418.2	22.5	–
Other	–	–	–	4.0	–	–	1.0	–

Total			1,213.4	1,062.8			134.9	783.3

At December 31, 2007, as protection against a decline in equity markets, the company had short positions in SPDRs, U.S. listed common stocks, equity total return swaps and U.S. equity index total return swaps with total notional amounts or initial liabilities for securities sold but not yet purchased as shown in the table above. The company has purchased short term S&P 500 index call options to limit the potential loss on U.S. equity index total return swaps and the SPDRs short positions and to provide general protection against the short position in common stocks. The fair value of derivatives in a gain position are presented on the balance sheet in derivatives and other invested assets. The fair value of derivatives in a loss position and obligations to purchase securities sold short are presented on the balance sheet in short sale and derivative obligations.

At December 31, 2007, the fair value of assets pledged as collateral for the obligations to purchase securities sold short, total return swaps and equity index swaps was $1,798.7 (2006 – $1,018.1), of which $221.3 (2006 – $208.4) was restricted cash and the remainder, although pledged, is able to be substituted with similar assets.

The company has purchased credit default swaps, referenced to various issuers in the banking, mortgage and insurance sectors of the financial services industry, which serve as an economic hedge against declines in the fair value of the company’s financial assets. The notional amount and fair value of these credit default swaps are shown in the preceding table. During 2007, the company sold $965.5 (2006 and 2005 – nil) notional amount of credit default swaps for proceeds of $199.3 (2006 and 2005 – nil) and net gains of $184.7 (2006 and 2005 - nil) and recorded net mark-to-market gains of $960.3 (2006 – losses of $83.5; 2005 – losses of $101.6).

The fair values of credit default swaps are based principally on third party broker-dealer quotes which are based on market observable inputs. In addition, the company assesses the reasonableness of the fair values obtained from these providers by comparing these fair values to values produced using individual issuer credit default swap yield curves, by referencing them to movements in credit spreads and by comparing them to recent market transaction prices for similar credit default swaps where available. The fair values of credit default swaps are subject to significant volatility arising from the potential differences in the perceived risk of default of the underlying issuers, movements in credit spreads and the length of time to the contracts’ maturity.

A maturity analysis of the credit default swaps at December 31, 2007 is presented in the following table:

	Notional Value	Fair Value

Expiring in 1 year or less	647.0	7.2
Expiring after 1 year through 5 years	12,152.1	741.7
Expiring after 5 years through 10 years	5,740.1	370.2

	18,539.2	1,119.1

Pursuant to the agreements governing the credit default swaps as negotiated by the company with the counterparties, the counterparties to these transactions are contractually required to deposit government securities in collateral accounts for the benefit of the company in amounts related to the then current fair value of the credit default swaps. The fair value of this collateral at December 31, 2007 was $886.0 (2006 – nil). Fairfax does not have the right to sell or repledge this collateral.

5.	Provision for Claims

The provisions for unpaid claims and adjustment expenses and for the third party reinsurers’ share thereof are estimates subject to variability, and the variability could be material in the near term. The variability arises because all events affecting the ultimate settlement of claims have not taken place and may not take place for some time. Variability can be caused by receipt of additional claim information, changes in judicial interpretation of contracts or liability, significant changes in severity or frequency of claims from historical trends, expansion of coverage to include unanticipated exposures, or a variety of other reasons. The estimates are principally based on the company’s historical experience. Methods of estimation have been used which the company believes produce reasonable results given current information.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Changes in claim liabilities recorded on the consolidated balance sheets as at December 31, 2007, 2006 and 2005 and their impact on unpaid claims and allocated loss adjustment expenses for these three years are as shown in the following table:

	2007	2006	2005

Unpaid claim liabilities – beginning of year – net	10,633.8	9,332.8	7,794.2
Foreign exchange effect of change in claim liabilities	328.8	78.3	15.2
Increase in estimated losses and expenses for losses occurring in prior years	22.8	288.1	550.9
Incurred loss occurring due to Swiss Re commutation	–	412.6	–
Provision for losses and expenses on claims occurring in the current year	3,122.5	3,126.9	3,784.5
Paid on claims occurring during:
the current year	(786.3)	(748.4)	(854.4)
prior years	(2,696.8)	(2,443.9)	(1,995.8)
Proceeds from the Swiss Re commutation	–	587.4	–
Unpaid claims liabilities of acquired companies at December 31	–	–	38.2

Provision for claims and loss adjustment expenses at December 31 before the undernoted	10,624.8	10,633.8	9,332.8
CTR Life	21.5	24.8	29.4

Unpaid claims liabilities – end of year – net	10,646.3	10,658.6	9,362.2
Reinsurance gross-up	4,401.8	4,843.7	6,872.9

Unpaid claim liabilities – end of year – gross	15,048.1	15,502.3	16,235.1

The foreign exchange effect of change in claim liabilities results from the fluctuation of the weakening U.S. dollar in relation to primarily the Canadian dollar and European currencies. The commutation in 2006 of the $1 billion Swiss Re corporate adverse development cover resulted in an incurred loss of $412.6 and net proceeds of $587.4.

The basic assumptions made in establishing actuarial liabilities are best estimates of possible outcomes. The company uses tabular reserving for workers’ compensation liabilities that are considered fixed and determinable with standard mortality assumptions, and discounts such reserves using interest rates of 3.5% to 5.0%.

The fair value of insurance and reinsurance contracts is estimated as follows:

2007

Insurance contracts	17,041.6
Reinsurance contracts	4,360.6

The fair value of insurance contracts is comprised of the fair value of unpaid claim liabilities and the fair value of the unearned premiums. The fair value of ceded reinsurance contracts is comprised of the fair value of reinsurers’ share of unpaid claim liabilities and the unearned premium. Both reflect the time value of money whereas the carrying values (including the reinsurers’ share thereof) do not reflect discounting , except for workers’ compensation lines of business as described above. The calculation of the fair value of the unearned premium includes acquisition expenses to reflect the deferral of these expenses at the inception of the insurance contract. The estimated value of insurance and ceded reinsurance contracts is determined by projecting the expected future cash flows of the contracts, selecting the appropriate interest rates, and applying the resulting discount factors to expected future cash flows. The difference between the sum of the undiscounted expected future cash flows and discounted future cash flows represent the time value of money. A margin for risk and uncertainty is added to the discounted cash flows to reflect the volatility of the lines of business written, quantity of reinsurance purchased, credit quality of reinsurers and a risk margin for future changes in interest rates.

The table that follows shows the potential impact of interest rate fluctuations on the fair value of insurance and reinsurance contracts:

	Fair Value	Fair Value
	of	of
	Insurance	Reinsurance
	Contracts	Contracts

Change in Interest Rates
100 basis point rise	16,628.6	4,242.2
100 basis point decline	17,562.8	4,504.1

6.	Significant Commutations

On July 27, 2006, Fairfax exercised its right to commute the Swiss Re corporate adverse development cover, as it had determined that based on projected payout patterns and other financial considerations, that cover no longer provided it with a commercial or economic advantage. At the time of the commutation on August 3, 2006, Fairfax also terminated its $450 letter of credit facility effectively secured by the assets held in trust derived from the premiums on the Swiss Re corporate adverse development cover and the accumulated interest thereon. By virtue of the commutation, the $587.4 of funds held in trust under the Swiss Re corporate adverse development cover were paid to nSpire Re. The accounting effect of the commutation was a non-cash pre-tax and after-tax charge of $412.6.

TIG’s commutation with Chubb Re in 2005 resulted in a $103.1 pre-tax charge to earnings. Net reserves were increased by the amount of reserves which were formerly reinsured.

7.	Reinsurance

The company follows the policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of the individual insurance and reinsurance subsidiaries to a maximum amount on any one loss of $15.0 for OdysseyRe, $5.0 (excluding workers’ compensation) for Crum & Forster and $3.8 for Northbridge. Reinsurance decisions are made by the subsidiaries to reduce and spread the risk of loss on insurance and reinsurance written, to limit multiple claims arising from a single occurrence and to protect capital resources. The amount of reinsurance purchased can vary among subsidiaries depending on the lines of business written, their respective capital resources and prevailing or expected market conditions. Reinsurance is generally placed on an excess of loss basis and written in several layers, the purpose of which is to limit the amount of one risk to a maximum amount acceptable to the subsidiary and protect from losses on multiple risks arising from a single occurrence. This type of reinsurance includes what is generally referred to as catastrophe reinsurance. The company’s reinsurance does not, however, relieve the company of its primary obligation to the policy holder.

The majority of reinsurance contracts purchased by the company provide coverage for a one year term and are negotiated annually. The ability of the company to obtain reinsurance on terms and prices consistent with historical results reflects, among other factors, recent loss experience of the company and of the industry in general. The company does not expect that there will be significant changes in prices or terms and conditions in the near future. If a major loss were to occur (for example, of the magnitude of 2005’s Hurricane Katrina) or if the performance of the industry were to deteriorate, the cost for reinsurance could change significantly. If that were to occur, each subsidiary would evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis or paying additional premiums for reinsurance.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Historically the company has purchased, or has negotiated as part of the purchase of a subsidiary, adverse development covers as protection from adverse development on prior years’ reserves. In the past, significant amounts of reserve development have been ceded to these reinsurance treaties. The majority of these treaties have been commuted, are at limit, or are nearing limit, so that going forward, if further adverse reserve development originally protected by these covers were to occur, little if any would be ceded to reinsurers.

The net impact of ceded reinsurance transactions for each of the fiscal years 2007, 2006 and 2005 was as follows:

	2007	2006	2005

Earned premiums ceded to reinsurers	(725.0)	(747.2)	(860.1)
Commissions earned on ceded reinsurance premiums	147.3	143.7	145.2
Claims incurred ceded to reinsurers(1)(2)	235.9	(98.0)	1,522.9
Provision for uncollectible reinsurance	(46.2)	(46.5)	(51.1)

Net impact of ceded reinsurance transactions (pre-tax)	(388.0)	(748.0)	756.9

(1)	In 2006 included a $412.6 loss on the commutation of the Swiss Re corporate adverse development cover.

(2)	In 2005 included significant claims related to U.S. Gulf hurricanes and included a $103.1 loss on the commutation of the Chubb Re adverse development cover by U.S. runoff.

The company has guidelines and a review process in place to assess the creditworthiness of the reinsurers to which it cedes. Note 18 discusses the company’s management of credit risk associated with reinsurance recoverables.

The company makes specific provisions against reinsurance recoverables from reinsurers considered to be in financial difficulty. In addition, the company records a general allowance based upon analysis of historical recoveries, the level of allowance already in place and management’s judgment on future collectibility. The provision for uncollectible reinsurance at December 31, 2007 was $424.3 (2006 – $432.3).

8.	Long Term Debt

The long term debt at December 31 consists of the following balances:

	2007			2006
		Unamortized
		issue costs	Total	Total
		and	carrying	carrying
	Principal	discounts*	value	value

Fairfax €45.7 secured debt at 2.5% due February 27, 2007 (effectively a €33.6 debt at 8%)(1)	–	–	–	60.4
Fairfax unsecured senior notes at 6.875% due April 15, 2008(3)	62.1	–	62.1	62.1
Fairfax unsecured senior notes at 7.75% due April 15, 2012(1)(2)	181.6	(4.9)	176.7	464.2
Fairfax unsecured senior notes at 8.25% due October 1, 2015(1)(3)	90.9	(0.4)	90.5	100.0
Fairfax unsecured senior notes at 7.75% due June 15, 2017(1)(4)	282.6	(20.9)	261.7	–
Fairfax unsecured senior notes at 7.375% due April 15, 2018(1)(3)	144.2	(0.6)	143.6	184.2
Fairfax unsecured senior notes at 8.30% due April 15, 2026(2)(3)	91.8	(0.5)	91.3	91.8
Fairfax unsecured senior notes at 7.75% due July 15, 2037(3)	91.3	(1.4)	89.9	91.3
Fairfax 5% convertible senior debentures due July 15, 2023(2)(5)	137.0	(2.7)	134.3	135.4
Other debt – 6.15% secured loan due January 28, 2009	13.1	–	13.1	13.2

Long term debt – holding company borrowings	1,094.6	(31.4)	1,063.2	1,202.6

OdysseyRe unsecured senior notes at 6.875% due May 1, 2015(6)	125.0	(0.6)	124.4	125.0
OdysseyRe convertible senior debentures at 4.375% due June 22, 2022(1)(2)	–	–	–	23.5
OdysseyRe unsecured senior notes at 7.65% due November 1, 2013(6)	225.0	(0.3)	224.7	225.0
OdysseyRe unsecured senior notes, Series A, floating rate due March 15, 2021(2)	50.0	–	50.0	50.0
OdysseyRe unsecured senior notes, Series B, floating rate due March 15, 2016(2)	50.0	–	50.0	50.0
OdysseyRe unsecured senior notes, Series C, floating rate due December 15, 2021(2)	40.0	–	40.0	40.0
Crum & Forster unsecured senior notes at 10.375% due June 15, 2013(1)(7)	4.3	(0.1)	4.2	300.0
Crum & Forster unsecured senior notes at 7.75% due May 1, 2017(1)(8)	330.0	(26.9)	303.1	–
Cunningham Lindsey unsecured Series B debentures of Cdn$125 at 7.0% due June 16, 2008	126.7	–	126.7	107.4
Other long term debt of Cunningham Lindsey	–	–	–	0.3

	951.0	(27.9)	923.1	921.2

Less: Cunningham Lindsey debentures held by Fairfax	(8.1)	–	(8.1)	(8.1)

Long term debt – subsidiary company borrowings	942.9	(27.9)	915.0	913.1

	2,037.5	(59.3)	1,978.2	2,115.7

*	Unamortized issue costs and discounts are reclassified from other assets to long term debt beginning January 1, 2007. Balances at December 31, 2006 have not been restated to include unamortized issue costs and discounts.

FAIRFAX FINANCIAL HOLDINGS LIMITED

(1)	During 2007, the company or one of its subsidiaries completed the following transactions with respect to its debt:

(a)	The company purchased $9.1 of its notes due in 2015 and $40.0 of its notes due in 2018 for cash payments of $9.3 and $38.1 respectively. The company repaid the outstanding $60.4 of its notes which matured on February 27, 2007.

(b)	The company closed its note exchange offer (which was accounted for as a modification of debt), under which $282.6 of outstanding notes due in 2012 were exchanged for a cash early participation payment of $11.2 and the issue of $282.6 of new 7 3/4% senior notes due in 2017, plus accrued interest to the settlement date. Of the $3.8 of additional transaction costs, $2.9 qualified for deferral and amortization pursuant to debt modification accounting treatment and has been classified as a reduction to the carrying value of the debt.

(c)	Crum & Forster completed a private placement debt offering of $330.0 principal amount of 7 3/4% senior notes due May 1, 2017 at an issue price of 100%. Pursuant to Crum & Forster’s tender offer to purchase for cash any and all of its outstanding 10 3/8% senior notes due 2013, the net proceeds of the above-mentioned offering of $325.2 (after commissions and expenses), together with available cash on hand, were used to purchase $295.7 of the 2013 senior notes for total consideration of $325.7, plus accrued and unpaid interest of $12.1. Interest for 2007 includes $21.2 of one-time debt extinguishment and transaction costs on Crum & Forster’s tender offer and debt offering which did not qualify for deferral and amortization pursuant to debt modification accounting treatment.

(d)	Following OdysseyRe’s calling the outstanding $23.5 principal amount of its 4.375% convertible senior debentures due 2022 for redemption, all holders of these debentures converted their debentures into common shares of OdysseyRe, with the result that none of these debentures thereafter remained outstanding. These transactions decreased the company’s ownership percentage of OdysseyRe from 59.6% at December 31, 2006 to 58.7% at June 30, 2007, increased the balance sheet non-controlling interest by $29.0 and resulted in a dilution loss of $3.3.

(2)	During 2006, the company or one of its subsidiaries completed the following transactions with respect to its debt:

(a)	The company purchased $2.2 of its notes due in 2012 and $5.8 of its notes due in 2026 for a total cash consideration of $7.4 and repaid the outstanding $60.6 of its 7.375% notes which matured on March 15, 2006.

(b)	The company purchased for cancellation $5.0 principal amount of its convertible senior debentures due in 2023 for a cash payment of $4.3. This repurchase was recorded as a $3.6 and $1.5 reduction of long term debt and other paid in capital, respectively.

(c)	The holders of $39.1 principal amount of OdysseyRe’s 4.375% convertible senior debentures due 2022 converted those debentures into common shares of OdysseyRe. OdysseyRe also repurchased $16.9 principal amount of its above-mentioned debentures for cash payments aggregating $19.3. Each holder could, at its option, require OdysseyRe to repurchase all or a portion of this debt (for cash or OdysseyRe common shares, at OdysseyRe’s option) on June 22, 2007, 2009, 2012 and 2017. The debentures were convertible at the holder’s option, under certain circumstances, into OdysseyRe common shares in the ratio of 46.9925 OdysseyRe shares for every $1,000 principal amount of this debt ($21.28 per share). OdysseyRe was permitted to satisfy the obligation in stock or cash, or a combination thereof.

(d)	OdysseyRe issued $100.0 of senior unsecured notes on February 22, 2006. The notes were sold in two tranches: $50.0 Series A due in 2021 and $50.0 Series B due in 2016. The Series A and Series B notes are callable by OdysseyRe in 2011 and 2009, respectively, at their par value plus accrued and unpaid interest. The interest rate on each series of debentures is equal to three month LIBOR, which is calculated on a quarterly basis, plus 2.20%. OdysseyRe issued an additional $40.0 of senior unsecured notes on November 28, 2006. The Series C notes are due in 2021 and are callable by OdysseyRe in 2011 at their par value plus accrued and unpaid interest. The interest rate is equal to three month LIBOR plus 2.5% and is reset after every payment date.

(e)	OdysseyRe repaid the outstanding $40.0 of its 7.49% notes which matured on November 30, 2006.

(3)	During 2002, the company closed out the swaps for this debt and deferred the resulting gain which is amortized to earnings over the remaining term to maturity. The unamortized balance at December 31, 2007 is $36.1 (2006 – $39.3).

(4)	Redeemable at Fairfax’s option at any time on or after June 15, 2012, June 15, 2013, June 15, 2014 and June 15, 2015 at $103.9, $102.6, $101.3 and $100.0 per bond, respectively .

(5)	Each $1,000 principal amount of debentures is convertible under certain circumstances into 4.7057 subordinate voting shares ($212.51 per share). Prior to July 15, 2008, the company may redeem the debentures (effectively forcing conversion) if the share price exceeds $293.12 for 20 trading days in any 30-day trading period. The company may redeem the debentures at any time commencing July 15, 2008, and the debenture holders can put their debentures to the company for repayment on July 15, 2008, 2013 and 2018. The company has the option to repay the debentures in cash, subordinate voting shares or a combination thereof. These convertible debentures are recorded as components of debt and equity. The amount currently recorded as long term debt will accrete to the $188.5 face value of the debt over the remaining term to maturity ending in 2023. On January 9, 2008, the company called for redemption all of these debentures. On the redemption date of February 13, 2008, $188.5 principal amount of these debentures had been converted by their holders into 886,888 subordinate voting shares of the company and the company paid a nominal amount of cash to redeem the unconverted debentures and in lieu of fractional shares.

(6)	Redeemable at OdysseyRe’s option at any time at a price equal to the greater of (a) 100% of the principal amount to be redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the treasury rate plus 40 basis points, plus, in each case, accrued interest thereon to the date of redemption.

(7)	The notes are redeemable by Crum & Forster at any time on or after June 15, 2008, June 15, 2009, June 15, 2010 and June 15, 2011 at $105.2, $103.5, $101.7 and $100.0 per bond, respectively.

(8)	Redeemable at Crum & Forster’s option at any time beginning May 1, 2012 at specified redemption prices.

(9)	During 2004, the company, through one if its subsidiaries, purchased its $78.0 principal amount of 3.15% exchangeable debentures due 2010 in a private transaction. As consideration, the subsidiary issued $101.0 principal amount of new 3.15% exchangeable debentures due 2009 which were collectively exchangeable at the option of the holders into an aggregate of 4,300,000 OdysseyRe common shares in August 2006 (with respect to $32.9 principal amount of new debentures) and November 2006 (with respect to $68.1 principal amount of new debentures). In June and August 2006, the company repurchased $32.9 of these exchangeable debentures for cash consideration of $43.4 and in November 2006, the holder of $68.1 principal amount of these debentures exercised its right to receive 2.9 million OdysseyRe common shares in extinguishment of the remaining indebtedness under these debentures.

During 2007, Northbridge established a five-year, unsecured, revolving credit facility with a Canadian chartered bank for up to Cdn$50.0, replacing its previous Cdn$40.0 demand facility. Borrowings under the credit facility are available to Northbridge in one or more direct loans bearing interest at the bank’s prime rate of interest, in bankers’ acceptances issuable at the applicable bankers’ acceptance rate plus a specified drawing fee, or on a contingent basis through letters of credit for which an annual fee is paid equal to a specified percentage of the letters’ face amount. The credit facility also permits Northbridge subsidiaries to access letters of credit guaranteed by Northbridge. As at December 31, 2007, letters of credit with an aggregate face amount of approximately Cdn$21.3 were outstanding under the credit facility, of which Cdn$20.0 was outstanding in favour of Commonwealth in support of certain reinsurance recoverable balances.

OdysseyRe formerly maintained a three-year revolving credit facility of $150.0 which was available for direct, unsecured borrowings. On July 13, 2007, OdysseyRe entered into a new-

FAIRFAX FINANCIAL HOLDINGS LIMITED

five year $200.0 credit facility with a syndicate of lenders. Of this credit facility, $100.0 is available for direct, unsecured borrowings and all of it is available for the issuance of secured letters of credit. OdysseyRe also has the option to increase the aggregate amount of the facility by $100.0, to a maximum facility size of $300.0. As at December 31, 2007, there was $56.5 outstanding, all of which was in support of letters of credit.

Consolidated interest expense on long term debt amounted to $202.1 (2006 – $203.4; 2005 – $191.8). Interest expense on Cunningham Lindsey’s total indebtedness amounted to $7.4 (2006 – $7.0; 2005 – $8.6). The aggregate amount of cash interest paid for the years ended December 31, 2007, 2006 and 2005 was $184.3, $214.6 and $198.4, respectively. At December 31, 2007, the fair value of the company’s long term debt is estimated to be $2,033.7 (2006 – $2,146.3).

Principal repayments excluding those disclosed in (5) above are due as follows:

2008	181.0
2009	12.8
2010	–
2011	–
2012	181.6
Thereafter	1,525.1

9.	Other Long Term Obligations – Holding Company

Other holding company long term obligations are comprised of the following:

	2007		2006
	Carrying	Fair	Carrying	Fair
	value	value	value	value

Purchase consideration payable	174.7	174.7	179.2	179.2
Trust preferred securities of subsidiaries	17.9	17.0	17.9	15.8

	192.6	191.7	197.1	195.0

On December 16, 2002, the company acquired Xerox’s 72.5% economic interest in TRG, the holding company of International Insurance Company (“IIC”), in exchange for payments over the next 15 years of $424.4 ($203.9 at December 16, 2002 using a discount rate of 9.0% per annum), payable approximately $5.0 a quarter from 2003 to 2017 and approximately $128.2 on December 16, 2017. Upon this acquisition, Xerox’s non-voting shares in TRG were amended to make them mandatorily redeemable for the payments described above and to eliminate Xerox’s participation in the operations of IIC, and a direct contractual obligation was effectively created from the company to Xerox. On December 16, 2002, TIG merged with IIC. In addition to normal course repayments, during 2006, the company repaid an additional $9.1 of its purchase consideration payable for cash payments of $10.7.

TIG Holdings had issued 8.597% junior subordinated debentures to TIG Capital Trust (a statutory business trust subsidiary of TIG Holdings) which, in turn, has issued 8.597% mandatory redeemable capital securities, maturing in 2027. During 2006, the company purchased $34.5 of these trust preferred securities for cash payments of $29.2.

10.	Shareholders’ Equity

Capital Stock

Authorized capital

The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares carrying ten votes per share and an unlimited number of subordinate voting shares carrying one vote per share.

Issued capital

Issued capital includes both multiple and subordinate voting shares, Series A preferred shares and Series B preferred shares.

Series A preferred shares are floating rate cumulative redeemable (at the company’s option) preferred shares with an annual dividend rate based on the prime rate, but in any event not less than 5% per annum and with stated capital of Cdn$25 per share.

Series B preferred shares are fixed rate cumulative redeemable (at the company’s option) preferred shares with a dividend rate of 6.5% per annum until November 30, 2009 and thereafter at an annual rate based upon the yield of five year Government of Canada bonds, and stated capital of Cdn$25 per share.

Treasury shares

The company acquires its own subordinate voting shares on the open market to be used in its various senior share plans which are discussed more fully in note 13.

Capital transactions

(a)	Under the terms of normal course issuer bids approved by the Toronto Stock Exchange, during 2007 the company repurchased for cancellation 38,600 (2006 – 67,800; 2005 – 49,800) subordinate voting shares for a net cost of $7.0 (2006 – $7.7; 2005 – $7.4), of which $2.5 (2006 – nil; 2005 – $0.3) was charged to retained earnings.

(b)	On October 5, 2005, the company issued 1,843,318 subordinate voting shares at $162.75 per share for net proceeds after issue costs (net of tax) of $299.8.

Accumulated Other Comprehensive Income

The balances related to each component of accumulated other comprehensive income as at December 31, 2007 are as follows:

		Income tax
	Pre-tax	(expense)	After-tax
	amount	recovery	amount

Net unrealized gains on available for sale securities
Bonds	74.8	(19.9)	54.9
Common stocks	285.6	(93.4)	192.2

	360.4	(113.3)	247.1
Currency translation account	94.1	19.3	113.4

	454.5	(94.0)	360.5

11.	Income Taxes

The company’s provision for (recovery of) income taxes is as follows:

	2007	2006	2005

Current	387.6	110.4	85.5
Future	323.5	375.2	(151.8)

	711.1	485.6	(66.3)

The provision for income taxes differs from the statutory tax rate as certain sources of income are exempt from tax or are taxed at rates other than the statutory rate. A reconciliation of income tax

FAIRFAX FINANCIAL HOLDINGS LIMITED

calculated at the statutory tax rate with the income tax provision at the effective tax rate in the financial statements is summarized in the following table:

	2007	2006	2005

Provision for (recovery of) income taxes at the statutory income tax rate	780.3	317.3	(168.5)
Non-taxable investment income	(6.9)	(8.0)	(20.2)
Non-taxable portion of Hub sale (2006 – OdysseyRe sale)	(11.9)	(22.7)	—
Tax rate differential on (income) losses incurred outside Canada	(50.8)	98.3	74.9
Foreign exchange	8.8	(0.9)	0.6
Change in tax rate for future income taxes	(2.9)	13.4	—
Recovery relating to prior years reassessment	(8.9)	(42.2)	—
Unrecorded tax benefit of losses and movement in valuation allowance	10.9	91.2	47.6
Other including permanent differences	(7.5)	39.2	(0.7)

Provision for (recovery of) income taxes	711.1	485.6	(66.3)

Future income taxes of the company are as follows:

	2007	2006

Operating and capital losses	373.2	338.9
Claims discount	280.4	292.3
Unearned premium reserve	78.1	85.4
Deferred premium acquisition cost	(73.6)	(76.6)
Allowance for doubtful accounts	20.5	21.5
Investments and other	(334.3)	109.8

Future income taxes	344.3	771.3

The company has net operating loss carryforwards in the U.S. of approximately $274.5, all of which expire after 2018, in Canada of approximately $365.3 expiring from 2008 to 2027, in Ireland of $604.6 with no expiry date and in the U.K. of $313.5 with no expiry date. The company also has net capital loss carryforwards of approximately $42.5 with no expiry date.

The aggregate amount of income taxes paid for the years ended December 31, 2007, 2006 and 2005 was $266.2, $117.6 and $102.4, respectively.

Management reviews the valuation of the future income tax assets on an ongoing basis and adjusts the valuation allowance, as necessary, to reflect its anticipated realization. As at December 31, 2007, management has recorded a valuation allowance against operating and capital losses and timing differences of $271.1 (2006 – $231.9), of which $36.2 relates to foreign accrual property losses in Canada, $180.9 relates to all of the losses carried forward and timing differences in the U.K. and Ireland, and $32.5 and $15.9 relates to losses of Cunningham Lindsey in Canada and the U.S. respectively. Management expects that recorded future income tax assets will be realized in the normal course of operations. There are no valuation allowances related to the Canadian and U.S. insurance and reinsurance operating companies.

12.	Statutory Requirements

The retained earnings of the company are largely represented by retained earnings at the insurance and reinsurance subsidiaries. The company’s insurance and reinsurance subsidiaries are subject to certain requirements and restrictions under their respective insurance company Acts including minimum capital requirements and dividend restrictions. The company’s share of dividends paid in 2007 by the subsidiaries which are eliminated on consolidation was $112.6 (2006 – $142.8). The company’s ability to receive funds from OdysseyRe and Northbridge is limited, as these are public companies with independent boards of directors who control dividend policies. At December 31, 2007, the company has access to $163.3 of dividend capacity at Crum & Forster. The company’s capital requirements and management thereof are discussed in note 18.

13.	Contingencies and Commitments

SEC Subpoenas

On September 7, 2005, the company announced that it had received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) requesting documents regarding any nontraditional insurance or reinsurance product transactions entered into by the entities in the consolidated group and any non-traditional insurance or reinsurance products offered by the entities in that group. On September 26, 2005, the company announced that it had received a further subpoena from the SEC as part of its investigation into such loss mitigation products, requesting documents regarding any transactions in the company’s securities, the compensation for such transactions and the trading volume or share price of such securities. Previously, on June 24, 2005, the company announced that the company’s Fairmont subsidiary had received a subpoena from the SEC requesting documents regarding any nontraditional insurance product transactions entered into by Fairmont with General Re Corporation or affiliates thereof. The U.S. Attorney’s office for the Southern District of New York is reviewing documents produced by the company to the SEC and is participating in the investigation of these matters. The company is cooperating fully with these requests. The company has prepared presentations and provided documents to the SEC and the U.S. Attorney’s office, and its employees, including senior officers, have attended interviews conducted by the SEC and the U.S. Attorney’s office.

The company and Prem Watsa, the company’s Chief Executive Officer, received subpoenas from the SEC in connection with the answer to a question on the February 10, 2006 investor conference call concerning the review of the company’s finite reinsurance contracts. In the fall of 2005, Fairfax and its subsidiaries prepared and provided to the SEC a list intended to identify certain finite contracts and contracts with other non-traditional features of all Fairfax group companies. As part of the 2005 year-end reporting and closing process, Fairfax and its subsidiaries internally reviewed all of the contracts on the list provided to the SEC and some additional contracts as deemed appropriate. That review led to a restatement by OdysseyRe. That review also led to some changes in accounting for certain contracts at nSpire Re. Subsequently, during 2006, following an internal review of the company’s consolidated financial statements and accounting records that was undertaken in contemplation of the commutation of the Swiss Re corporate adverse development cover, the company also restated various of its previously reported consolidated financial statements and related disclosures. That restatement included a restatement of the accounting for certain reinsurance contracts that were commuted in 2004 and a reinsurance contract that was commuted in 2002 to apply the deposit method of accounting rather than reinsurance accounting. All of the above noted items and related adjustments are reflected in the company’s comparative results. The company continues to respond to requests for information from the SEC and there can be no assurance that the SEC’s review of documents provided will not give rise to further adjustments.

The company understands that the SEC has issued subpoenas to various third parties involved in the matters which are the subject of the SEC subpoenas issued to the company, including the company’s independent auditors (which in Canada received a letter requesting cooperation and in the U.S. received a subpoena) and a shareholder (that has previously disclosed receipt of a subpoena). In addition, it is possible that other governmental and enforcement agencies will seek to review information related to these matters, or that the company, or other parties with whom it interacts, such as customers or shareholders, may become subject to direct requests for information or other inquiries by such agencies.

FAIRFAX FINANCIAL HOLDINGS LIMITED

These inquiries are ongoing and the company continues to comply with requests for information from the SEC and the U.S. Attorney’s office. At the present time the company cannot predict the outcome from these continuing inquiries or the ultimate effect on its business, operations or financial condition, which effect could be material and adverse. The financial cost to the company to address these matters has been and may continue to be significant. The company expects that these matters may continue to require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to these inquiries or any similar proceedings. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities.

Lawsuits

(a)	During 2006, several lawsuits seeking class action status were filed against Fairfax and certain of its officers and directors in the United States District Court for the Southern District of New York. The Court made an order consolidating the various pending lawsuits and granted the single remaining motion for appointment as lead plaintiffs. The Court also issued orders approving scheduling stipulations filed by the parties to the consolidated lawsuit. On February 8, 2007, the lead plaintiffs filed an amended consolidated complaint (the “Amended Consolidated Complaint”), which states that the lead plaintiffs seek to represent a class of all purchasers and acquirers of securities of Fairfax between May 21, 2003 and March 22, 2006 inclusive. The Amended Consolidated Complaint names as defendants Fairfax, certain of its officers and directors, OdysseyRe and Fairfax’s auditors. The Amended Consolidated Complaint alleges that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s and OdysseyRe’s assets, earnings, losses, financial condition, and internal financial controls. The Amended Consolidated Complaint seeks, among other things, certification of the putative class; unspecified compensatory damages (including interest); unspecified monetary restitution; unspecified extraordinary, equitable and/or injunctive relief; and costs (including reasonable attorneys’ fees). These claims are at a preliminary stage. Pursuant to the scheduling stipulations, the various defendants filed their respective motions to dismiss the Amended Consolidated Complaint, the lead plaintiffs filed their oppositions thereto, the defendants filed their replies to those oppositions and the motions to dismiss were argued before the Court in December 2007. The Court has not yet issued a ruling on these motions. The ultimate outcome of any litigation is uncertain and should the consolidated lawsuit be successful, the defendants may be subject to an award of significant damages, which could have a material adverse effect on Fairfax’s business, results of operations and financial condition. The consolidated lawsuit may require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to this lawsuit. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities. Fairfax, OdysseyRe and the named officers and directors intend to vigorously defend against the consolidated lawsuit and the company’s financial statements include no provision for loss.

(b)	On July 26, 2006, Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. The defendants removed this lawsuit to the District Court for the District of New Jersey but pursuant to a motion filed by Fairfax, the lawsuit was remanded to Superior Court, Morris County, New Jersey. Most of the defendants filed motions to dismiss the lawsuit, all of which were denied during a Court hearing in September 2007. In October 2007, defendants filed a motion for leave to appeal to the Appellate Division from the denial of their motions to dismiss. In December 2007, that motion for leave was denied. Subsequently, two of the defendants filed a motion seeking leave to appeal certain limited issues to the New Jersey Supreme Court. That motion for leave was recently denied. In December 2007, two defendants who were added to the action after its initial filing filed motions to dismiss the claims against them. In February 2008, those motions to dismiss were granted. The Court has granted Fairfax 30 days to file an amended complaint and Fairfax currently intends to refile within this timeframe. In December 2007 and January 2008, three defendants, two of whom are individuals, filed counterclaims against Fairfax. Also named as third party defendants on certain of these counterclaims are several of Fairfax’s affiliates, directors and officers, Fairfax’s auditors and Fairfax’s outside counsel in this action. In March 2008, two of the counterclaims and all of the third-party claims were voluntarily withdrawn. At this time, only a single counterclaim against Fairfax alleging defamation of an individual defendant remains. Fairfax and its named affiliates and officers intend to vigorously defend against these counterclaims, and Fairfax has filed a motion to dismiss them. Discovery in this action is ongoing. The ultimate outcome of any litigation is uncertain and the company’s consolidated financial statements include no provision for loss on the counterclaims.

Other

Subsidiaries of the company are defendants in several damage suits and have been named as third party in other suits. The uninsured exposure to the company is not considered to be material to the company’s financial position.

In January 2006, September 2006 and June 2007, Odyssey America received assets with par values of $48.6 (£38.0), $10.7 (£7.5) and $14.6 (£7.3), respectively, in each case representing a permanent reduction and unconditional release of such amount, prior to the stated termination date, following the deposit by Advent of such amount in new funds at Lloyd’s. Following these returns of assets, and as of December 31, 2007, Odyssey America continues to have a par value of $88.0 (£44.2) pledged to Lloyd’s in support of Advent and will continue to receive a fee for pledging these assets. The fair value of the pledged assets as of December 31, 2007 is $112.6 (£56.6). The company believes that the financial resources of Advent provide adequate protection to support its liabilities in the ordinary course of business. In the event that Advent’s financial resources were unable to support Advent’s underwritings at Lloyd’s, such an event could trigger the forfeiture of a portion or all of Odyssey America’s pledged assets, in which event, Odyssey America would be indemnified by nSpire Re.

Odyssey America participates in Lloyd’s through its 100% ownership of Newline, through which Odyssey America provides 100% of the capacity for Newline Syndicate 1218 (“Syndicate 1218”). In support of Syndicate 1218’s capacity at Lloyd’s, Odyssey America has pledged U.S. Treasury Notes and cash, with a fair value of $204.1 as of December 31, 2007, in a deposit trust account in favour of Lloyd’s. These securities may be substituted with other securities at the discretion of Odyssey America, subject to approval by Lloyd’s. The pledge of assets in support of Syndicate 1218 provides Odyssey America with the ability to participate in writing business through Lloyd’s, which remains an important part of Odyssey America’s business. The pledged assets effectively secure the contingent obligations of Syndicate 1218 should it not meet its obligations. Odyssey America’s contingent liability to Lloyd’s is limited to the aggregate amount of the pledged assets. Odyssey America has the ability to remove the funds at Lloyd’s annually, subject to certain minimum amounts required to support its outstanding liabilities as determined under the risk-based capital models and approved by Lloyd’s. The funds used to support outstanding liabilities are adjusted annually and the obligations of Odyssey America to support these

FAIRFAX FINANCIAL HOLDINGS LIMITED

liabilities will continue until they are settled or the liabilities are reinsured by a third party approved by Lloyd’s. Odyssey America believes that Syndicate 1218 maintains sufficient liquidity and financial resources to support its ultimate liabilities and does not anticipate that the pledged assets will be utilized.

The company under certain circumstances may be obligated to assume loans to officers and directors of the company and its subsidiaries from Canadian chartered banks totaling $9.7 (2006 – $8.5; 2005 – $9.5) for which 195,676 (2006 – 196,586; 2005 – 214,186) subordinate voting shares of the company with a year-end market value of $56.9 (2006 – $39.1; 2005 – $30.8) have been pledged as security by the borrowers.

The company also has restricted stock plans or equivalent for management of the holding company and its subsidiaries with vesting periods of up to ten years from the date of grant. At December 31, 2007, 280,425 (2006 – 257,942; 2005 – 245,858) subordinate voting shares had been purchased for the plans at a cost of $60.8 (2006 – $56.4; 2005 – $54.1). Shares for the above-mentioned plans are purchased on the open market. The costs of these plans are amortized to compensation expense over the vesting period. Amortization expense for the year for these plans amounted to $6.6 (2006 – $5.9; 2005 – $6.7).

14.	Pensions

The company’s subsidiaries have various pension and post retirement benefit plans for their employees. These plans are a combination of defined benefit plans which use various measurement dates between September 30, 2007 and December 31, 2007 and defined contribution plans. The investment policy for the defined benefit pension plans is to invest in highly rated, lower risk securities that preserve the investment asset value of the plans while seeking to maximize the return on those invested assets. The plans’ assets as of December 31, 2007 and 2006 are invested principally in highly rated fixed income securities. The long term rate of return assumption is based on the fixed income securities portfolio. The actual return on assets has historically been in line with the company’s assumptions of expected returns. The following tables set forth the funded status of the company’s benefit plans along with amounts recognized in the company’s consolidated financial statements for both pension plans and post retirement benefit plans as of December 31, 2007 and 2006.

	Defined Benefit		Post Retirement
	Pension Plans		Benefit Plans
	2007	2006	2007	2006

Accrued benefit obligation:
Balance – beginning of year	582.7	529.1	68.9	67.1
Current service cost	19.7	19.0	4.4	4.1
Interest cost	30.9	27.1	3.8	3.5
Actuarial (gains) losses	(38.7)	(12.3)	(9.5)	0.9
Benefits paid	(18.1)	(20.6)	(4.3)	(4.7)
Plan amendments	–	1.3	–	0.1
Curtailments	–	(1.4)	–	(2.1)
Foreign exchange loss	36.7	40.5	–	–
Less: Cunningham Lindsey accrued benefit obligations at December 31, 2007(1)	(243.7)	–	4.2	–

Balance – end of year	369.5	582.7	67.5	68.9

Fair value of plan assets:
Balance – beginning of year	475.1	410.6	–	–
Return on plan assets	15.6	30.6	–	–
Employer contributions	19.6	17.7	3.2	3.4
Employee contributions	2.2	1.8	1.1	1.3
Benefits paid	(18.1)	(20.6)	(4.3)	(4.7)
Foreign exchange gain	28.5	35.0	–	–
Less: Cunningham Lindsey plan assets at December 31, 2007(1)	(253.5)	–	–	–

Balance – end of year	269.4	475.1	–	–

Funded status of plans – surplus (deficit)	(100.1)	(107.6)	(67.5)	(68.9)
Unamortized net actuarial loss	58.2	79.9	2.3	11.1
Unamortized past service costs	1.7	1.6	(1.6)	(1.9)
Unamortized transitional obligation	(5.9)	(8.5)	7.8	8.2

Accrued benefit asset (liability)	(46.1)	(34.6)	(59.0)	(51.5)

Plan assets consist of:
Fixed income securities	200.7	299.6	–	–
Equity securities	61.6	142.9	–	–
Real estate	–	27.6	–	–
Other	7.1	5.0	–	–

	269.4	475.1	–	–

(1)	The accrued benefit obligation and plan assets of Cunningham Lindsey have been deconsolidated from the company’s consolidated pension balances, as the result of the company commencing equity accounting for Cunningham Lindsey pursuant to the transaction described in note 17.

At December 31, 2007, the accumulated benefit obligation for the defined benefit pension plans is $303.1 (2006 – $516.3). At December 31, 2007 plans with accumulated benefit obligations in excess of the fair value of plan assets have aggregate deficits of $43.0 (2006 – $52.5).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Plans with accrued benefit obligations in excess of the fair value of plan assets are as follows:

	Defined Benefit		Post Retirement
	Pension Plans		Benefit Plans
	2007	2006	2007	2006

Accrued benefit obligation	(369.5)	(582.7)	(67.5)	(68.9)
Fair value of plan assets	269.4	475.1	–	–

	(100.1)	(107.6)	(67.5)	(68.9)

Elements of expense recognized in the year are as follows:

	Defined Benefit		Post Retirement
	Pension Plans		Benefit Plans
	2007	2006	2007	2006

Current service cost, net of employee contributions	17.5	17.2	3.3	2.8
Interest cost	30.9	27.1	3.8	3.5
Actual return on plan assets	(15.6)	(30.6)	–	–
Actuarial (gains) losses	(38.7)	(12.3)	(9.5)	0.9
Plan amendments	–	1.3	–	0.1
Curtailments	–	(1.4)	–	(2.1)

Elements of employee future benefits cost before adjustments to recognize the long term nature of these costs	(5.9)	1.3	(2.4)	5.2

Adjustments to recognize the long term nature of employee future benefits costs:
Difference between expected return and actual return on plan assets for year	(14.8)	6.3	–	–
Difference between actuarial (gain) loss recognized for the year and actuarial (gain) loss on accrued benefit obligation for year	41.5	15.7	10.0	1.4
Difference between amortization of past service costs for year and actuarial plan amendments for year	0.2	(0.3)	(0.3)	(5.9)
Amortization of the transitional obligation	(1.4)	(0.9)	1.1	1.1

	25.5	20.8	10.8	(3.4)

Defined benefit plans expense	19.6	22.1	8.4	1.8

Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accrued post retirement benefit obligation at December 31, 2007 by $7.6, and increase the aggregate of the service and interest cost components of net periodic post retirement benefit expense for 2007 by $0.9. Conversely, decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accrued postretirement benefit obligation at December 31, 2007 by $5.7, and decrease the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 2007 by $0.6.

The significant assumptions used are as follows (weighted average):

	Defined Benefit		Post Retirement
	Pension Plans		Benefit Plans
	2007	2006	2007	2006

Accrued benefit obligation as of December 31:
Discount rate	5.4%	5.1%	5.8%	5.4%
Rate of compensation increase	4.5%	4.3%	4.0%	4.6%
Benefit costs for year ended December 31:
Discount rate	5.1%	4.9%	5.4%	5.3%
Expected long term rate of return on plan assets	6.2%	5.6%	–	–
Rate of compensation increase	4.5%	4.3%	4.0%	4.0%

The company estimates that it will record the following net period benefit cost during the year ended December 31, 2008:

	Defined Benefit	Post Retirement
	Pension Plans	Benefit Plans

Net actuarial loss	2.0	2.5
Past service costs	0.2	(0.3)
Amortization of transitional obligation	8.2	1.1

The total expense recognized for the companies’ defined contribution plans for the year was $25.6 (2006 – $21.0).

During 2007, the company contributed $22.8 to its defined benefit pension plans and post retirement benefit plans. Based on the company’s current expectations, the 2008 contribution should be approximately $19.3 to its defined benefit pension plans and $3.5 to its post retirement benefit plans.

The benefits expected to be paid in each of the next five fiscal years, and in aggregate for the next five fiscal years thereafter are as follows:

	Defined Benefit	Post Retirement
	Pension Plans	Benefit Plans

2008	14.9	3.5
2009	13.1	3.6
2010	14.2	3.9
2011	13.2	3.9
2012	20.6	3.8
2013-2017	121.0	23.6

15.	Operating Leases

Aggregate future minimum commitments at December 31, 2007 under operating leases relating to premises, automobiles and equipment for various terms up to ten years are as follows:

2008	57.8
2009	45.6
2010	37.5
2011	31.3
2012	18.2
Thereafter	92.7

FAIRFAX FINANCIAL HOLDINGS LIMITED

16.	Earnings per Share

Net earnings (loss) per share is calculated in the following table based upon weighted average common shares outstanding:

	2007	2006	2005

Net earnings (loss)	1,095.8	227.5	(446.6)
Preferred share dividends	(12.5)	(11.4)	(9.8)

Net earnings (loss) available to common shareholders – basic	1,083.3	216.1	(456.4)
Interest expense on convertible debt, net of tax	7.0	7.1	–

Net earnings (loss) available to common shareholders – diluted	1,090.3	223.2	(456.4)

Weighted average common shares outstanding – basic	17,700,393	17,762,742	16,448,995
Effect of dilutive shares
Convertible debt	886,888	895,848	–
Stock options	87,944	60,335	–

Total effect of dilutive shares	974,832	956,183	–

Weighted average common shares outstanding – diluted	18,675,225	18,718,925	16,448,995

Net earnings (loss) per common share
Basic	$61.20	$12.17	$(27.75)
Diluted	$58.38	$11.92	$(27.75)

The number of weighted average common shares outstanding used in calculating the company’s diluted loss per share for 2005 excludes the effect of dilutive shares because their inclusion would be anti-dilutive. The number of common shares attributable to the company’s convertible debt and stock options in 2005 were 910,553 and 52,935 respectively.

17.	Acquisitions and Divestitures

Year ended December 31, 2007

Cunningham Lindsey

During 2007, the company purchased all of the outstanding shares of Cunningham Lindsey that it or its affiliates did not already own for cash of Cdn$12.6. On December 31, 2007, Cunningham Lindsey sold to Holdco (defined below) all of its assets and liabilities (the “CL Operations”) excluding Cunningham Lindsey’s Cdn$125.0, 7.0% unsecured Series “B” debentures due June 16, 2008 (the “Public Bonds”), a Cdn$72.8 unsecured term loan facility (the “Term Facility”) and two non-operating subsidiaries, which were retained by the company for nominal consideration.

Trident IV, L.P., a private equity fund managed by Stone Point Capital LLC, and certain affiliated entities (collectively the “Trident Investors”) formed a new holding company, Cunningham Lindsey Group Limited (“Holdco”), into which they invested Cdn$88.0. Cunningham Lindsey sold the CL Operations to Holdco in exchange for consideration which included shares of Holdco, cash of Cdn$64.8 and two promissory notes in the total principal amount of $142.9. The two promissory notes are included in accounts receivable and other in the consolidated balance sheet of the company. The company also made a net investment in Cunningham Lindsey of approximately Cdn$12.4 (Cdn$23.1 before repayment of intercompany advances of Cdn$10.7).

The net cash received in Cunningham Lindsey was used to repay the Term Facility, which had been included in the consolidated balance sheet as subsidiary indebtedness, and to pay other current working capital obligations. As a result of the transactions described above, Holdco is owned 51.0% by the Trident Investors, 44.6% by the company, through its 100% ownership of Cunningham Lindsey, and 4.4% by senior management of the CL Operations. The shareholders of Holdco have entered into a shareholders’ agreement which provides that if other financing is not available, the Trident Investors and the company will be responsible, 51% and 49%, respectively, for the repayment or refinancing of the Public Bonds when they become due.

On December 31, 2007, Cunningham Lindsey commenced equity accounting for its 44.6% interest in the CL Operations and the company’s opening carrying value on that date was $58.8 (net of a $10.2 charge to adjust carrying value to fair value). Of the Cdn$199.6 of goodwill prior to the sale, 55.4% or Cdn$110.6 was disposed of and included in the $7.6 net loss on disposition of the CL Operations with the remaining 44.6% or Cdn$89.0 included in the opening carrying value of the equity accounted investment.

Other

On April 3, 2007, the company completed the sale of substantially all of the assets of Guild Underwriters Napa Inc., realizing a net gain on investment before income taxes of $5.0.

On June 13, 2007, the company and its subsidiaries completed the sale of all of their 26.1% interest in Hub International Limited (“Hub”) for cash proceeds of $41.50 per share. The sale of 10.3 million Hub shares held by the company and its subsidiaries resulted in cash proceeds of $428.5 and a net gain on investment before income taxes and non-controlling interests of $220.5.

On various dates during the year ended December 31, 2007, Northbridge and OdysseyRe repurchased on the open market 841,947 and 2,636,989 respectively of their common shares as part of their previously announced common share repurchase programmes. These transactions increased the company’s ownership of Northbridge from 59.2% at December 31, 2006 to 60.2% at December 31, 2007 and of OdysseyRe from 59.6% at December 31, 2006 to 61.0% at December 31, 2007 (including the conversion of the OdysseyRe convertible debenture described in note 8) and resulted in decreases to non-controlling interest, included in the consolidated balance sheet, of $25.7 and $86.4 and increases to goodwill of $3.8 and $8.1 for Northbridge and OdysseyRe, respectively.

On December 31, 2007, TIG sold its wholly-owned subsidiary TIG Specialty Insurance Company (“TSIC”) to a third party purchaser resulting in the recognition of a net gain on investment before income taxes of $8.5. TIG continues to reinsure 100% of the insurance liabilities of TSIC at December 31, 2007 and has entered into an administrative agreement with the purchaser which provides for claims handling services on those liabilities.

Year ended December 31, 2006

On January 5, 2006, Advent, through an underwritten public offering, issued equity for proceeds of $51.5 (£30.0) at $0.34 (20 pence) per share, with the company purchasing its pro rata share at a cost of $24.7 (£14.0). On December 12, 2006, Advent issued equity pursuant to an underwritten public offering for proceeds of $18.7 (£9.6) at $0.51 (26 pence) per share with the company purchasing shares at a cost of $4.0 (£2.0). These transactions reduced the company’s ownership of Advent from 46.8% to 44.5% at December 31, 2006.

On February 7, 2006, subsidiaries of the company sold their remaining 3.8 million shares of Zenith National Insurance Corp. (“Zenith National”) at $50.38 per share for net proceeds of $193.8, resulting in a net gain on investment before income taxes and non-controlling interests of $137.3.

FAIRFAX FINANCIAL HOLDINGS LIMITED

On December 14, 2006, the company sold 10,165,000 common shares of its OdysseyRe subsidiary in an underwritten secondary public offering at a price of $34.60 per share, generating net proceeds of $337.6 and a pre-tax gain of $69.7. This transaction reduced the company’s ownership of OdysseyRe from 80.1% to 59.6% at December 31, 2006.

Year ended December 31, 2005

On June 3, 2005, Advent, through an underwritten public offering, raised gross proceeds of $118.4 (£65.0), $72.9 (£40.0) of equity at $0.64 (35 pence) per share and $45.5 (£25.0) of debt. Concurrent with the equity issue, the shares were listed on the Alternative Investments Market of the London Stock Exchange. The company maintained its 46.8% interest in Advent by purchasing its pro rata share of this equity at a total cost of $34.1 (£18.7).

On August 2, 2005, subsidiaries of the company sold 2.0 million common shares of Zenith National at $66.00 per share. Net proceeds from the transaction were $132.0, resulting in a pre-tax gain of $86.1. On September 23, 2005, subsidiaries of the company sold an additional 157,524 common shares of Zenith National common stock at $63.70 per share and $30.0 par value of debentures convertible into the common stock of Zenith National for net proceeds of $86.5, resulting in a pre-tax gain of $53.3. These two transactions reduced the company’s ownership of Zenith National from 24.4% to 10.3% at December 31, 2005.

On August 31, 2005, Cunningham Lindsey completed an equity rights offering, issuing a total of 7,791,712 subordinate voting shares at Cdn$4.25 per share for net proceeds, after offering expenses, of $27.1 (Cdn$32.2). The net proceeds of the offering were used to partially repay the Cdn$105.0 million of borrowings by a subsidiary of Cunningham Lindsey under an unsecured non-revolving term credit facility due March 31, 2006. The company exercised all rights issued to it, purchasing 7,154,628 subordinate voting shares at a cost of $25.6 (Cdn$30.4), which increased its percentage ownership of Cunningham Lindsey from 75.0% to 81.0%.

On October 6, 2005, OdysseyRe, through an underwritten public offering, raised net proceeds of $102.1 through the issuance of 4.1 million shares of common stock at an offering price of $24.96 per share. The company purchased 3.1 million of the shares issued, which decreased its percentage ownership of OdysseyRe from 80.4% to 80.1%. This share offering closed on October 12, 2005.

On October 21, 2005, OdysseyRe issued 2.0 million 8.125% Series A preferred shares and 2.0 million floating rate Series B preferred shares for net proceeds of $97.5. The Series A and Series B preferred shares each have a liquidation preference of $25.00 per share. A subsidiary of the company subscribed for 530,000 Series A preferred shares and 70,000 Series B preferred shares. As at December 31, 2007, 276,401 of the Series A preferred shares had been sold at no gain or loss.

For each of the OdysseyRe transactions described above, the proceeds raised from unrelated parties has been recorded in non-controlling interests on the consolidated balance sheet.

On December 29, 2004, the company agreed to acquire 100% of the issued and outstanding common shares of Compagnie de Réassurance d’Ile de France (“Corifrance”), a French reinsurance company, for $59.8 (€44.0) payable on April 7, 2005. As at January 11, 2005 (the date of acquisition), the fair value of assets and liabilities acquired was $122.2 (€89.9) and $62.4 (€45.9) respectively, resulting in no goodwill. In addition, the vendor agreed to indemnify the company, up to the purchase price, for any adverse development on acquired net reserves.

18.	Financial Risk Management

The primary goals of the company’s financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate risk/reward balance and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk appetite with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties.

The company’s exposure to potential loss from financial instruments, including exposures arising from its insurance and reinsurance operations and exposures related to its investment activities, primarily relates to underwriting risk, credit risk and various market risks, including interest rate, credit quality and equity market fluctuation risk, liquidity risk and foreign currency risk.

Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company’s primary operating subsidiaries combined with the analysis of the company-wide aggregation and accumulation of risks at the holding company level. The company’s Chief Risk Officer reports quarterly to Fairfax’s Executive Committee on the key risk exposures. The Executive Committee approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The Investment Committee approves policies for the management of market risk (including interest rate, credit quality and equity market risk) and the use of derivative and non-derivative financial instruments, and ensures and monitors compliance with relevant regulatory guidelines and requirements. All risk management policies are submitted to the Board of Directors for approval.

Underwriting Risk

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk.

Pricing risk arises because actual claims experience may differ adversely from the assumptions included in pricing calculations. Historically the underwriting results of the property and casualty industry have fluctuated significantly due to the cyclicality of the insurance market. The market cycle is affected by the frequency and severity of losses, levels of capacity and demand, general economic conditions and competition on rates and terms of coverage. The operating companies focus on profitable underwriting using a combination of experienced commercial underwriting staff, pricing models and price adequacy monitoring tools.

Reserving risks arises because actual claims experience may differ adversely from the assumptions included in setting reserves, in large part due to the length of time between the occurrence of a loss, the reporting of the loss to the insurer and the ultimate resolution of the claim. Claims provisions are expectations of the ultimate cost of resolution and administration of claims based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claims severity and frequency, legal theories of liability and other factors. Variables in the reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, economic inflation, legal trends, legislative changes, inclusion of exposures not contemplated at the time of policy inception and significant changes in severity or frequency of claims relative to historical trends. Due to the amount of time between the occurrence of a loss, the actual reporting of the loss and the ultimate payment, provisions may ultimately develop differently from the actuarial assumptions made when initially estimating the provision for claims. The company’s provision for claims is reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Actuary at Fairfax and one or more independent actuaries.

Catastrophe risk arises as property and casualty insurance companies may be exposed to large losses arising from man-made or natural catastrophes that may result in significant underwriting losses. The company evaluates potential catastrophic events and assesses the probability of occurrence and magnitude of these events through various modeling techniques and through the aggregation of limits exposed. Each of the operating companies has strict underwriting

FAIRFAX FINANCIAL HOLDINGS LIMITED

guidelines for the amount of catastrophe exposure it may assume for any one risk and location. Each of the operating companies manages catastrophe exposure by factoring in levels of reinsurance protection, capital levels and risk tolerances. The company’s head office aggregates catastrophe exposure company-wide and continually monitors the group exposure. Currently the company’s objective is to limit its company-wide catastrophe loss exposure such that one year’s aggregate pre-tax net catastrophe losses would not exceed one year’s normalized earnings from operations before income taxes.

Credit Risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and thereby causes financial loss to another party. The company’s exposure to credit risk is concentrated in two specific areas: the credit risk on investment assets and the credit risk on underwriting and operating balances, including on balances recoverable and receivable from reinsurers on ceded losses (including ceded incurred losses, ceded paid losses and ceded unearned premiums) and accounts receivable. The aggregate gross credit risk exposure at December 31, 2007 (without taking into account amounts pledged to and held by the company as collateral) was $23,701.5, and comprised $5,038.5 of gross recoverable from reinsurers, $10,512.3 of bonds, $1,213.4 of derivatives (primarily credit default swaps), $1,908.8 of accounts receivable, and to a lesser extent, $5,028.5 of cash and short term investments. This gross exposure is partially mitigated by collateral of $2,358.5 which is pledged to the company in respect of certain of the foregoing exposures.

Investments in Debt Instruments

The company’s risk management strategy is to invest primarily in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to any one issuer. While the company reviews third party ratings, it carries out its own analysis and does not delegate the credit decision to rating agencies. The company endeavours to limit credit exposure by imposing fixed income portfolio limits on individual corporate issuers and limits based on credit quality and may, from time to time, invest in credit default swaps to further mitigate credit risk exposure.

The composition of the company’s fixed income portfolio as at December 31, 2007, classified according to the higher of each security’s respective S&P and Moody’s issuer credit ratings, is presented below:

	Carrying
Credit Rating	Value	%

AAA	8,814.3	83.8
AA	1,401.0	13.3
A	1.4	0.0
BBB	146.1	1.4
BB	18.3	0.2
B	39.1	0.4
Lower than B and unrated	92.1	0.9

Total	10,512.3	100.0

At December 31, 2007, 98.5% of the fixed income portfolio at carrying value was rated investment grade, with 97.1% (primarily consisting of government obligations) being rated AA or better.

Subsidiary portfolio investments and holding company investments include $1,119.1 at fair value (original cost $340.0) of credit default swaps (with a remaining average life of approximately 4.0 years) referenced to a number of issuers, primarily financial services companies, to provide protection against systemic financial risk arising from financial difficulties these entities could experience in a difficult financial environment. The company endeavours to limit counterparty risk through the terms of the agreements negotiated with the counterparties to the credit default swap contracts. Pursuant to the agreements governing the credit default swaps as negotiated by the company with the counterparties, the counterparties to these transactions are contractually required to deposit government securities in collateral accounts for the benefit of the company in amounts related to the then current fair value of the credit default swaps. The fair value of this collateral at December 31, 2007 was $886.0 (2006 — nil). Fairfax does not have the right to sell or repledge this collateral.

Reinsurance Recoverables and Receivables

Credit exposure on the company’s reinsurance recoverable and receivable balances existed at December 31, 2007 to the extent that any reinsurer may not be able or willing to reimburse the company under the terms of the relevant reinsurance arrangements. The company has a regular review process to assess the creditworthiness of reinsurers with whom it transacts business. Internal guidelines generally require reinsurers to have strong A.M. Best ratings and maintain capital and surplus exceeding $500.0. Where contractually provided for, the company has collateral for outstanding balances in the form of cash, letters of credit, guarantees or assets held in trust accounts. This collateral may be drawn on for amounts that remain unpaid beyond contractually specified time periods on an individual reinsurer basis.

The company’s reinsurance security department conducts ongoing detailed assessments of current and potential reinsurers and annual reviews on impaired reinsurers, and provides recommendations for uncollectible reinsurance provisions for the group. The reinsurance security department also collects and maintains individual and group reinsurance exposures aggregated across the group. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by the company on acquisition of a subsidiary. The company’s largest single reinsurer represents 16.1% of shareholders’ equity and is rated A+ by A.M. Best.

The company makes specific provisions against reinsurance recoverables from companies considered to be in financial difficulty. The company recorded a provision for uncollectible reinsurance in 2007 of $46.2 (2006 — $46.5; 2005 - $51.1). The following table presents the $5,038.5 total gross reinsurance recoverable and paid losses receivable as at December 31, 2007 classified according to the financial strength rating of the reinsurers:

	December 31, 2007			December 31, 2006
	Gross	Outstanding	Net Unsecured	Gross	Outstanding	Net Unsecured
	Reinsurance	Balances for	Reinsurance	Reinsurance	Balances for	Reinsurance
	Recoverable	which Security is	Recoverable and	Recoverable and	which Security is	Recoverable and
A.M. Best Rating	and Receivable	Held	Receivable	Receivable	Held	Receivable

A++	263.1	38.9	224.2	294.8	49.6	245.2

A+	2,066.5	399.2	1,667.3	2,035.9	433.0	1,602.9

A	1,546.6	619.1	927.5	2,013.0	745.7	1,267.3

A-	370.8	78.6	292.2	260.7	56.6	204.1

B++	53.2	6.4	46.8	72.4	20.7	51.7

B+	27.4	3.3	24.1	68.4	7.6	60.8

B or lower	113.0	3.0	110.0	122.2	3.3	118.9

Not rated	897.9	308.9	589.0	945.2	350.9	594.3

Pools & associations	124.3	15.1	109.2	126.2	1.9	124.3

	5,462.8	1,472.5	3,990.3	5,938.8	1,669.3	4,269.5

Provision for uncollectible reinsurance	424.3		424.3	432.3		432.3

	5,038.5		3,566.0	5,506.5		3,837.2

FAIRFAX FINANCIAL HOLDINGS LIMITED

Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, the trading price of equity and other securities, and foreign currency exchange rates. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying assets and liabilities are traded. Following is a discussion of the company’s primary market risk exposures and how those exposures are currently managed.

Interest Rate Risk

Fluctuations in interest rates have a direct impact on the market valuation of the company’s fixed income securities portfolio. As interest rates rise, the market value of fixed income securities portfolios declines and, conversely, as interest rates decline, the market value of fixed income securities portfolios rises. Credit risk aside, the company positions its fixed income securities portfolio based on its view of future interest rates and the yield curve, balanced with liquidity requirements, and may reposition the portfolio in response to changes in the interest rate environment.

The table that follows presents the potential pre-tax impact of interest rate fluctuations on net income and other comprehensive income relating to the fixed income securities portfolio as of December 31, 2007, based on parallel 200 basis point shifts in interest rates up and down in 100 basis point increments. The table indicates an asymmetric market value response to equivalent basis point shifts up and down in interest rates. This primarily reflects the company’s holdings of $1,532.9 (14.6% of the fixed income investment portfolio) of fixed income securities containing a put feature. The asymmetric market value response reflects the company’s ability to put these bonds back to the issuer for early maturity in a rising interest rate environment (thereby limiting market value loss) but to hold these bonds to their longer full maturity dates in a declining interest rate environment (thereby maximizing the full benefit of higher market values in that environment and reducing reinvestment risk).

	December 31, 2007
	Prospective	Hypothetical $ Change
	Fair Value	Effect on other
	of Fixed Income	comprehensive	Effect on net	Hypothetical
Change in Interest Rates	Portfolio	income (pre-tax)	income (pre-tax)	% change

200 basis point rise	9,104.4	(1,229.1)	(178.8)	(13.4%)
100 basis point rise	9,743.9	(655.6)	(112.8)	(7.3%)
No change	10,512.3	–	–	–
100 basis point decline	11,550.2	865.6	172.3	9.9%
200 basis point decline	12,736.3	1,839.5	384.5	21.2%

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income security assets at the indicated date, and should not be relied on as indicative of future results.

Certain shortcomings are inherent in the method of analysis presented in the computation of the prospective fair value of fixed rate instruments. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet cash flow commitments associated with financial instruments. The purpose of liquidity management is to ensure that there will be sufficient cash to meet all financial commitments and obligations as they become due. To manage cash flow requirements, the company maintains a portion of invested assets in liquid securities.

The company believes that its cash position, short term investments and marketable securities provide adequate liquidity to meet all of the company’s obligations in 2008. Besides these holding company resources, the holding company expects to continue to receive management fees, investment income on its holdings of cash, short term investments and marketable securities, and tax sharing payments and dividends from its insurance and reinsurance subsidiaries.

The following table provides a payment schedule of current and future holding company and subsidiary obligations as at December 31, 2007:

	Less than			More than
	1 year	1–3 years	3–5 years	5 years	Total

Net claims liability	2,799.1	3,369.5	1,815.3	2,662.4	10,646.3
Long term debt obligations – principal	181.0	12.8	181.6	1,525.1	1,900.5
Long term debt obligations – interest	137.9	261.7	251.7	667.2	1,318.5
Convertible debentures(1)	188.5	–	–	–	188.5
Operating leases – obligations	57.8	83.1	49.5	92.7	283.1
Other long term liabilities – principal	5.2	12.0	11.1	164.3	192.6
Other long term liabilities – interest	16.6	31.7	29.6	80.7	158.6

	3,386.1	3,770.8	2,338.8	5,192.4	14,688.1

(1)	Holders of all of these debentures converted their debentures into subordinate voting shares of Fairfax and a nominal amount of cash in February 2008, as described in note 8.

For further detail on the maturity profile of the company’s fixed income portfolio, net claims liability, long term debt principal and interest payments, other long term obligations and operating lease payments, please see notes 3, 5, 8, 9 and 15, respectively.

Market Price Fluctuations

Movements in the term structure of interest rates and fluctuations in the value of equity securities affect the level and timing of recognition in earnings and comprehensive income of gains and losses on securities held. Generally, the company’s investment income may be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or are sold and the proceeds are reinvested at lower rates. During periods of rising interest rates, the market value of the company’s existing fixed income securities will generally decrease and gains on fixed income securities will likely be reduced. Losses are likely to be incurred following significant increases in interest rates. General economic conditions, political conditions and many other factors can also adversely affect the stock and bond markets and, consequently, the value of the equity securities and fixed income securities held.

The company’s investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Aggregate exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the company level.

Currently the company is concerned with the valuation level of worldwide equity markets, uncertainty resulting from credit issues in the United States and global economic conditions. As protection against a decline in equity markets, the company held short positions in equity

FAIRFAX FINANCIAL HOLDINGS LIMITED

index-based exchange-traded securities including the SPDRs, U.S. listed common stocks, equity total return swaps and equity index total return swaps, referred to in the aggregate as the company’s equity hedges. The company has purchased short term S&P 500 index call options to limit the potential loss on U.S. equity index total return swaps and the SPDRs short positions and to provide general protection against the short position in common stocks. As at December 31, 2007, the company had aggregate equity holdings with fair value of $3,338.2 (common stocks of $2,852.5 plus investments, at equity of $485.7) and had short positions in the form of SPDRs, common stocks and total return swaps with an aggregate fair value and notional amount of $2,856.9 (as described in note 4), representing 85.6% of the company’s aggregate equity holdings. In addition, the company held S&P 500 index call options with a notional amount of $2,480.0 to limit the potential loss on short equity positions.

The table that follows summarizes the potential impact of a 10% change in the company’s equity and equity-related holdings (including equity hedges) on the company’s pre-tax other comprehensive income and pre-tax net income for the year ended December 31, 2007. Certain shortcomings are inherent in the method of analysis presented, as the analysis is based on the assumptions that the equity and equity-related holdings had increased/decreased by 10% with all other variables held constant and that all the company’s equity and equity-related instruments moved according to a one-to-one correlation with the market.

	Effect on other	Effect on
	comprehensive income	net income
Change in global equity markets	(pre-tax)	(pre-tax)

10% increase	285.3	(285.7)
10% decline	(285.3)	285.7

Generally, a 10% decline in global equity markets would decrease the value of the company’s equity investment holdings and S&P 500 index call options and would increase the value of the company’s equity hedges, resulting in decreases and increases, respectively, in the company’s pre-tax other comprehensive income and pre-tax net income. Conversely, a 10% increase in global equity markets would generally increase the value of the company’s equity investment holdings and S&P 500 index call options and would generally decrease the value of the company’s equity hedges, resulting in increases and decreases, respectively, in the company’s pre-tax other comprehensive income and pre-tax net income.

Foreign Currency Risk

Foreign currency risk is the possibility that changes in exchange rates produce an adverse effect on earnings and equity when measured in a company’s functional currency.

The company has designated the U.S. dollar as its functional currency. The company operates internationally and is exposed to foreign currency risk arising from various currency exposures, primarily with respect to the Canadian dollar, euro and pound sterling.

The company’s foreign currency risk management objective is to mitigate the net earnings impact of foreign currency rate fluctuations. The company has a process to accumulate, on a consolidated basis, all significant asset and liability exposures in currencies other than the U.S. dollar. These exposures are matched and any net unmatched positions, whether long or short, are identified. The company may then take action to cure an unmatched position through the acquisition of a derivative contract or the purchase or sale of investment assets denominated in the exposed currency. Rarely does the company maintain an unmatched position for extended periods of time.

A portion of the company’s premiums are written in currencies other than the U.S. dollar and a portion of the company’s loss reserves are denominated in foreign currencies. Moreover, a portion of the company’s cash and investments are held in currencies other than the U.S. dollar. In general, the company manages foreign currency risk on liabilities by investing in financial instruments and other assets denominated in the same currency as the liabilities to which they relate. The company also monitors the exposure of invested assets to foreign currency risk and limits these amounts as deemed necessary. The company may nevertheless, from time to time, experience gains or losses resulting from fluctuations in the values of these foreign currencies, which may favourably or adversely affect operating results.

In subsidiaries where the U.S. dollar is the functional currency, and to the extent that subsidiary transacts business in currencies other than the U.S. dollar, monetary assets and liabilities of that subsidiary, such as the provision for claims and investments designated or classified as held for trading that are denominated in currencies other than the U.S. dollar, are revalued at the balance sheet date spot foreign exchange rate, with any resulting unrealized gains and losses recorded in earnings in the consolidated statement of earnings. Non-U.S. dollar denominated investments designated as available for sale are revalued in the same manner, but resulting gains and losses are recorded in other comprehensive income until realized, at which time the cumulative foreign exchange gain or loss is reclassified to net gains on investments in the consolidated statement of earnings.

In subsidiaries where the functional currency is other than the U.S. dollar and where that subsidiary is considered to be self-sustaining, foreign exchange gains and losses on monetary assets and liabilities will be recognized in the same manner as described in the preceding paragraph when those monetary assets and liabilities are denominated in a currency other than that subsidiary’s functional currency. The overall foreign currency exposure embedded in a self-sustaining subsidiary arising on the translation from its functional currency to U.S. dollars is deferred in the currency translation account in accumulated other comprehensive income, a separate component of shareholders’ equity, until such time as that subsidiary is wound up or sold to an unrelated third party.

Capital Management

The company’s objectives when managing capital are first to protect its policyholders, then to protect its bondholders and finally to maximize returns to shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit and financial strength ratings requirements, and above internally determined and calculated risk management levels.

Total capital at December 31, 2007, comprising shareholders’ equity and non-controlling interests, was $5,843.0, compared to $4,149.8 at December 31, 2006.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company manages its capital based on the following financial measurements and ratios:

	2007	January 1, 2007(1)	2006

Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	963.4	783.6	767.4

Holding company debt	1,063.2	1,181.5	1,202.6
Subsidiary debt	915.0	974.2	981.3
Other long term obligations – holding company	192.6	197.1	197.1

Total debt	2,170.8	2,352.8	2,381.0

Net debt	1,207.4	1,569.2	1,613.6

Common shareholders’ equity	4,121.4	2,799.6	2,720.3
Preferred equity	136.6	136.6	136.6
Non-controlling interests	1,585.0	1,300.6	1,292.9

Total equity and non-controlling interests	5,843.0	4,236.8	4,149.8

Net debt/total equity and non-controlling interests	20.7%	37.0%	38.9%
Net debt/net total capital(2)	17.1%	27.0%	28.0%
Total debt/total capital(3)	27.1%	35.7%	36.5%
Interest coverage(4)	11.3x	5.2x	5.2x

(1)	Balances reflect the adjustment at January 1, 2007 upon adoption of the new accounting standards described in note 2.

(2)	Net total capital is calculated by the company as the sum of total shareholders’ equity, non-controlling interests and net debt.

(3)	Total capital is calculated by the company as the sum of total shareholders’ equity, non-controlling interests and total debt.

(4)	Interest coverage is calculated by the company as the sum of earnings (loss) from operations before income taxes and interest expense divided by interest expense.

In the U.S., the National Association of Insurance Commissioners (NAIC) has developed a model law and risk-based capital (RBC) formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC’s requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company’s insurance, investment and other business activities. At December 31, 2007, the U.S. insurance, reinsurance and runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level – each subsidiary had capital and surplus in excess of 4.9 times the authorized control level, except for TIG (2.8 times). As part of the TIG reorganization described in the Runoff section, Fairfax has guaranteed that TIG will have capital and surplus of at least two times the authorized control level at each year-end.

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test (MCT) formula. At December 31, 2007, Northbridge’s subsidiaries had a weighted average MCT ratio of 311% of the minimum statutory capital required, compared to 250% at December 31, 2006, well in excess of the 150% minimum supervisory target.

In countries other than the U.S. and Canada where the company operates (the United Kingdom, France, Mexico, Singapore, Hong Kong, Ireland and other jurisdictions), the company met or exceeded the applicable regulatory capital requirements at December 31, 2007.

19.	Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a direct and reinsurance basis, and runoff operations, and was until December 31, 2007 engaged in insurance claims management. The runoff business segment comprises nSpire Re (which fully reinsures the U.K. and international runoff operations, conducted primarily through RiverStone (UK)) and the U.S. runoff company formed on the merger of TIG and IIC combined with Old Lyme and Fairmont (Fairmont transferred to U.S. runoff effective January 1, 2006). The U.K. and international runoff operations have reinsured their reinsurance portfolios to nSpire Re to provide consolidated investment and liquidity management services, with the RiverStone Group retaining full responsibility for all other aspects of the business. Group Re, through CRC (Bermuda) (Canadian business), Wentworth (international business) and nSpire Re (U.S. business), writes and retains insurance business written by other Fairfax subsidiaries. Its assets of approximately $822.9 were reclassified effective January 1, 2007, with restatement of prior periods, from the Runoff and Other business segment to the Reinsurance business segment. The Runoff and Other business segment then became the Runoff business segment. The identifiable assets associated with the company’s claims adjusting, appraisal and loss management services were reclassified to the Corporate and other business segment consistent with equity accounting for 44.6% of Cunningham Lindsey’s operating companies, commencing December 31, 2007, pursuant to the transaction described in note 17. Prior periods were not restated. There were no other significant changes in the indentifiable assets by operating group as at December 31, 2007 compared to December 31, 2006.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	Canada			United States			International			Corporate and other			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007(1)	2006	2005	2007	2006	2005

Revenue
Net premiums earned Insurance :
– Canada	974.5	950.0	891.0	40.7	61.5	57.4	1.9	14.3	10.8	–	–	–	1,017.1	1,025.8	959.2
– U.S.	–	–	–	1,187.4	1,114.0	1,053.1	–	–	–	–	–	–	1,187.4	1,114.0	1,053.1
– Asia	–	–	–	–	–	–	68.7	67.3	68.2	–	–	–	68.7	67.3	68.2
Reinsurance :
– OdysseyRe	42.7	37.7	50.9	1,227.9	1,323.2	1,324.6	849.9	864.9	900.4	–	–	–	2,120.5	2,225.8	2,275.9
– Group Re	204.1	236.0	221.4	49.3	85.1	80.4	5.0	11.3	13.1				258.4	332.4	314.9
Runoff	–	–	–	(3.3)	86.4	(11.7)	–	(1.1)	32.9	–	–	–	(3.3)	85.3	21.2

	1,221.3	1,223.7	1,163.3	2,502.0	2,670.2	2,503.8	925.5	956.7	1,025.4	–	–	–	4,648.8	4,850.6	4,692.5

Interest and dividends													761.0	746.5	466.1
Net gains on investments													1,639.4	835.3	385.7
Claims fees													434.5	371.3	356.2

													7,483.7	6,803.7	5,900.5

Allocation of revenue	26.3%	25.2%	24.8%	53.8%	55.1%	53.3%	19.9%	19.7%	21.9%
Earnings (loss) before income taxes
Underwriting results
Insurance
– Canada	63.6	122.1	125.9	23.0	(7.3)	(45.3)	(8.6)	(94.3)	(12.4)	–	–	–	78.0	20.5	68.2
– U.S.	–	–	–	77.0	86.2	(9.1)	–	–	–	–	–	–	77.0	86.2	(9.1)
– Asia	–	–	–	–	–	–	20.3	14.5	4.8	–	–	–	20.3	14.5	4.8
Reinsurance :
– OdysseyRe	7.2	6.6	1.6	(33.4)	(70.9)	(396.6)	120.9	141.3	(2.8)	–	–	–	94.7	77.0	(397.8)
– Group Re	12.0	7.7	(6.3)	1.2	2.1	(82.3)	(1.9)	4.6	(15.0)	–			11.3	14.4	(103.6)

	82.8	136.4	121.2	67.8	10.1	(533.3)	130.7	66.1	(25.4)	–	–	–	281.3	212.6	(437.5)
Interest and dividends	139.7	121.3	81.5	375.0	403.4	230.5	89.7	61.4	43.3	–	–	–	604.4	586.1	355.3

Operating income	222.5	257.7	202.7	442.8	413.5	(302.8)	220.4	127.5	17.9	–	–	–	885.7	798.7	(82.2)
Net gains (losses) on investments	200.9	116.4	118.5	777.1	606.3	215.8	23.3	55.8	1.4	(17.3)	(111.9)	(15.6)	984.0	666.6	320.1

	423.4	374.1	321.2	1,219.9	1,019.8	(87.0)	243.7	183.3	19.3	(17.3)	(111.9)	(15.6)	1,869.7	1,465.3	237.9
Runoff	(6.3)	(2.1)	21.6	221.8	(304.2)	(352.9)	(27.9)	(75.9)	(207.1)	–	–	–	187.6	(382.2)	(538.4)
Claims adjusting	5.1	(11.5)	(18.4)	11.0	1.6	(0.7)	(6.5)	12.3	28.4	–	–	–	9.6	2.4	9.3
Interest expense	–	–	–	(88.7)	(70.5)	(62.9)	–	–	–	(105.1)	(125.2)	(121.7)	(193.8)	(195.7)	(184.6)
Corporate and other	(12.4)	(10.0)	(14.6)	(23.4)	(26.6)	(27.5)	(3.2)	(3.4)	(2.4)	326.3 (2)	28.8 (2)	53.8 (2)	287.3	(11.2)	9.3

	409.8	350.5	309.8	1,340.6	620.1	(531.0)	206.1	116.3	(161.8)	203.9	(208.3)	(83.5)	2,160.4	878.6	(466.5)

Identifiable assets
Insurance	4,539.5	3,673.8	3,380.7	6,508.3	6,324.9	6,718.3	623.8	548.9	320.9	–	–	–	11,671.6	10,547.6	10,419.9
Reinsurance	912.8	683.1	561.7	7,248.6	7,023.4	6,830.5	2,166.4	1,756.4	1,377.9	–	–	–	10,327.8	9,462.9	8,770.1
Runoff	26.6	24.0	47.0	4,156.0	4,665.9	4,814.4	474.7	483.4	2,356.0	–	–	–	4,657.3	5,173.3	7,217.4
Claims adjusting(1)	–	19.4	37.7	–	45.6	36.0	–	306.4	253.9	202.4	–	–	202.4	371.4	327.6
Corporate	–	–	–	–	–	–	–	–	–	1,082.7	1,021.3	807.0	1,082.7	1,021.3	807.0

	5,478.9	4,400.3	4,027.1	17,912.9	18,059.8	18,399.2	3,264.9	3,095.1	4,308.7	1,285.1	1,021.3	807.0	27,941.8	26,576.5	27,542.0

	19.6%	16.6%	14.6%	64.1%	68.0%	66.8%	11.7%	11.6%	15.7%	4.6%	3.8%	2.9%
Amortization	13.7	7.2	7.4	11.5	11.4	14.0	1.8	6.3	4.8	–	–	–	27.0	24.9	26.2

(1)	Effective December 31, 2007, the company commenced equity accounting for Cunningham Lindsey pursuant to the transaction described in note 17. As of December 31, 2007, claims adjusting is included in Corporate and other in this segmented note disclosure.

(2)	Included in Corporate and other is $390.5 (2006 – $59.9; 2005 – $44.6) of investment income consisting of net gains on investments and interest and dividends.

Interest and dividend income for the Canadian Insurance, U.S. Insurance, Asian Insurance and Reinsurance segments is $119.2, $133.4, $17.4 and $334.4, respectively (2006 – $100.8, $156.5, $3.3 and $325.5) (2005 – $65.7, $105.0, $7.5 and $177.1). Included in interest and dividend income for Canadian Insurance, U.S. Insurance, Asian Insurance and Reinsurance segments are equity earnings (losses) of $3.9, $3.7, $7.3 and $7.1, respectively (2006 – $6.1, $0.1, ($2.6) and 9.1) (2005 – $1.7, ($16.8), $2.4 and (19.3)).

Net gains (losses) on investments for the Canadian Insurance, U.S. Insurance, Asian Insurance and Reinsurance segments are $188.2, $250.3, ($0.3) and $563.1, respectively (2006 – $115.1, $271.4, $14.2 and $377.8) (2005 – $104.0, $113.9, $1.0 and $116.9).

Interest expense for the Canadian Insurance, U.S. Insurance, Asian Insurance and Reinsurance segments is nil, $51.0, nil and $37.7, respectively (2006 – nil, $33.0, nil and $37.5) (2005 – nil, $32.9, nil and $30.0).

Geographic premiums are determined based on the domicile of the various subsidiaries and where the primary underlying risk of the business resides.

Corporate and other includes the company’s interest expense and corporate overhead. Corporate assets include cash and short term investments and miscellaneous other assets in the holding company.

20.	US GAAP Reconciliation

The consolidated financial statements of the company have been prepared in accordance with Canadian GAAP which are different in some respects from those applicable in the United States, as described below.

On January 1, 2007, the company adopted new Canadian accounting standards for financial instruments, hedges and other comprehensive income (described in note 2). Adoption of the new accounting standards has substantially increased harmonization of Canadian and US GAAP. An amount equal to the Canadian GAAP transition adjustments of $79.3 described in note 2 has been reversed against the opening US GAAP other comprehensive income to effect the harmonization of Canadian and US GAAP accounting standards related to financial instruments.

On January 1, 2007, the company adopted SFAS 155, Accounting for Certain Hybrid Financial Instruments – an amendment of SFAS 133 and 140 which allows companies to elect to measure certain hybrid financial instruments at fair value in their entirety, with any changes in fair value recognized in earnings. The company has elected to adopt fair value measurement for all existing hybrid financial instruments that contain embedded derivatives that are required to be bifurcated under SFAS 133, as amended. The impact of adopting SFAS 155 was a net of tax adjustment to increase opening cumulative reduction in net earnings under US GAAP by $11.3, with an offsetting decrease in accumulated other comprehensive income.

On January 1, 2007, the company adopted the measurement standards of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB No. 109 (“FIN 48”) which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements. Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax positions. The impact was an increase to income taxes payable of $7.4, a decrease to non-controlling interests of $3.0 and a decrease to the opening cumulative reduction in net earnings under US GAAP of $4.4.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Earnings GAAP differences

The following shows the net earnings in accordance with US GAAP:

	2007	2006	2005

Net earnings (loss), Canadian GAAP	1,095.8	227.5	(446.6)
Recoveries on retroactive reinsurance(a)	16.0	465.8	169.8
Fair value of derivatives embedded within bond investments(b)	–	(3.1)	4.9
Other than temporary declines(c)	–	7.9	21.7
Other differences(d)	(11.1)	(6.5)	(2.0)
Tax effect(e)	(2.0)	(37.2)	(61.2)

Net earnings (loss), US GAAP	1,098.7	654.4	(313.4)

Other comprehensive income, Canadian GAAP	298.8	31.9	6.4
Unrealized net appreciation (depreciation) of investments(f)	–	(221.9)	2.4
Pension liability adjustment pursuant to FAS 158(g)	22.6	–	–
Minimum pension liability(h)	–	(5.2)	(10.9)
Other differences	2.4	–	–

Other comprehensive income (loss)	323.8	(195.2)	(2.1)

Comprehensive income (loss), US GAAP	1,422.5	459.2	(315.5)

Net earnings (loss) per share, US GAAP	$61.37	$36.20	$(19.65)

Net earnings (loss) per diluted share, US GAAP	$58.54	$34.73	$(19.65)

The effect of the significant differences between consolidated net earnings under Canadian GAAP and consolidated net earnings under US GAAP are as follows:

(a)	Under Canadian GAAP, recoveries on certain stop loss reinsurance treaties (including the former Swiss Re corporate insurance cover) protecting Fairfax, Crum & Forster and TIG are recorded at the same time as the claims incurred are ceded. Under US GAAP, these recoveries, which are considered to be retroactive reinsurance, are recorded up to the amount of the premium paid with the excess of the ceded liabilities over the premium paid recorded as a deferred gain. The deferred gain is amortized to income over the estimated settlement period over which the company expects to receive the recoveries and is recorded in accounts payable and accrued liabilities. The Swiss Re corporate adverse development cover was commuted as described in note 6 in July 2006. The loss of $412.6 recorded under Canadian GAAP has been reversed and the related deferred gain of $429.9 at that date under US GAAP was eliminated. The pre-tax US GAAP gain related to the commutation of the Swiss Re corporate adverse development cover was $17.3. During 2005, the Canadian GAAP loss on commutation of the Chubb Re treaty was eliminated for $88.7. These adjustments for retroactive reinsurance, when considered with the pre-tax impact of ceded reinsurance transactions as set out in Note 7, provide disclosure of the net impact of ceded reinsurance transactions on a US GAAP basis. At December 31, 2007, the deferred gain included in accounts payable and accrued liabilities was $152.0 (2006 – $168.0).

(b)	Prior to 2007, under Canadian GAAP, convertible bond securities and other fixed income securities with embedded derivatives which were held as investments were carried at amortized cost. Under US GAAP, changes in the fair value attributable to the embedded option in a convertible bond or other security were recognized in earnings through realized gains or losses on investments with the host instrument accounting being recorded as described in (i) below. Canadian GAAP and US GAAP were converged for convertible bonds and other fixed income securities with embedded derivatives beginning January 1, 2007.

(c)	Other than temporary declines are recorded in earnings. Declines in fair values are generally presumed to be other than temporary if they have persisted over a period of time and factors indicate that recovery is uncertain. Prior to 2007, under Canadian GAAP, other than temporary declines in the value of investment securities to net realizable value were recorded in earnings. Under US GAAP, securities were written down to quoted market value when an other than temporary decline occurs. Any differences in the amounts recorded between Canadian and US GAAP were reversed when the related securities were sold. Canadian GAAP and US GAAP were converged for other than temporary declines beginning January 1, 2007. There were no carryforward differences at December 31, 2006.

(d)	Included in other differences for the year ended December 31, 2007 are cost base adjustments to Hub related to the valuation of embedded derivatives of $12.7 which reduced the realized gain on sale in the second quarter from $220.5 under Canadian GAAP to $207.8 under US GAAP. Included in other differences for the year ended December 31, 2006 are cost base adjustments of $10.3 recognized in connection with the OdysseyRe secondary offering which reduced the realized gain on the OdysseyRe secondary offering from $69.7 under Canadian GAAP to $59.4 under US GAAP.

(e)	Differences between consolidated net earnings under Canadian GAAP and consolidated net earnings under US GAAP are shown net of the following provision for (recovery of) income taxes:

	2007	2006	2005

Recoveries on retroactive reinsurance(a)	(5.6)	(36.3)	(50.2)
Fair value of derivatives embedded within bond investment(b)	–	2.3	(2.3)
Other than temporary declines(c)	–	(2.7)	(9.5)
Other differences(d)	3.6	(0.5)	0.8

	(2.0)	(37.2)	(61.2)

(f)	Prior to 2007, under Canadian GAAP, portfolio investments were carried at cost or amortized cost. Under US GAAP, portfolio investments (excluding equity accounted investments) were classified as available for sale and recorded at their fair value based on quoted market prices with unrealized gains and losses, net of taxes, included in other comprehensive income through shareholders’ equity.

(g)	For defined benefit plans, effective December 31, 2006, US GAAP requires the recognition of a net liability or asset to report the funded status of their defined benefit pension and other post retirement benefit plans on its balance sheet with an offsetting adjustment to accumulated other comprehensive income in shareholders’ equity. This adjustment records the change in pension balances for the year ended December 31, 2007.

(h)	For defined benefit plans prior to December 31, 2006, US GAAP requires that an unfunded accumulated benefit obligation be recorded as additional minimum liability and the excess of the unfunded accumulated benefit obligation over the unrecognized prior service cost be recorded in other comprehensive income. The actuarial valuation of the accumulated benefit obligation is based on current and past compensation levels and service rendered to date.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Balance Sheets

The following shows the consolidated balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	2007	2006

Assets
Cash, short term investments and marketable securities	971.8	783.6

Portfolio investments(i)
Subsidiary cash and short term investments	3,218.1	4,602.7
Bonds	10,049.9	8,547.1
Preferred stocks	19.9	19.6
Common stocks	2,617.5	2,119.7
Investments, at equity	408.9	486.7
Derivatives and other invested assets	979.6	154.7
Assets pledged for short sale and derivative obligations	1,798.7	1,018.1

Total portfolio investments	19,092.6	16,948.6

Future income taxes	416.8	811.6
Goodwill(ii)	83.4	268.8
All other assets	7,480.2	7,963.4

	28,044.8	26,776.0

Liabilities
Accounts payable and accrued liabilities(iii)	1,436.1	1,349.9
Short sale and derivative obligations – holding company	8.4	–
Short sale and derivative obligations – subsidiary companies	1,054.4	783.3
Long term debt – holding company borrowings(iv)	1,114.7	1,255.7
Long term debt – subsidiary company borrowings	915.0	913.1
All other liabilities	17,670.1	18,257.3

	22,198.7	22,559.3

Mandatorily redeemable shares of TRG	174.7	179.2
Non-controlling interests	1,581.5	1,292.9

	1,756.2	1,472.1

Shareholders’ Equity	4,089.9	2,744.6

	28,044.8	26,776.0

i.	Prior to 2007, under Canadian GAAP, portfolio investments were carried at cost or amortized cost with a provision for declines in value which were considered to be other than temporary. Investments in ICICI Lombard and Advent were equity accounted as the company has significant influence based on its ownership interest. Under US GAAP, portfolio investments (excluding equity accounted investments) were classified as available for sale and recorded at their fair value based on quoted market prices with unrealized gains and losses, net of taxes, included in other comprehensive income through shareholders’ equity. Canadian GAAP and US GAAP were converged with respect to classification and measurement of available for sale securities beginning 2007 (see note 2).

ii.	Foreign exchange losses realized on foreign exchange contracts that hedged the 1999 acquisition funding for TIG were recorded as goodwill for Canadian GAAP. These foreign exchange contracts are not considered a hedge for purposes of US GAAP and as a result, the goodwill recognized under Canadian GAAP has been reclassified as a charge to opening retained earnings for US GAAP.

iii.	Under US GAAP, FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R) (“SFAS 158”), the company recognizes a net liability or asset to report the funded status of their defined benefit pension and other postretirement benefit plans on its consolidated balance sheet with an offsetting adjustment to accumulated other comprehensive income in shareholders’ equity.

iv.	As described in footnote (5) in note 8, under Canadian GAAP the value of the conversion option of the company’s 5% convertible senior debentures is included in Other paid in capital. Under US GAAP the full principal amount of the debentures is included in debt.

Amounts recognized in accumulated other comprehensive income relating to defined benefit pension and other post retirement benefit plans consist of:

	2007	2006

Net actuarial loss	60.5	91.0
Past service costs	0.1	(0.3)
Transitional obligation	0.8	(0.3)

Total	61.4	90.4

The difference in consolidated shareholders’ equity is as follows:

	2007	2006

Shareholders’ equity based on Canadian GAAP	4,258.0	2,856.9
Accumulated other comprehensive income	(44.7)	(1.7)
Reduction of other paid in capital	(57.9)	(57.9)
Adjustment to initially apply FIN 48	(4.4)	–
Cumulative reduction in net earnings under US GAAP	(61.1)	(52.7)

Shareholders’ equity based on US GAAP	4,089.9	2,744.6

The difference in consolidated accumulated other comprehensive income is as follows:

	2007	2006

Net unrealized gain on available for sale securities	–	99.1
Pension liability adjustment pursuant to FAS 158	(61.4)	(90.4)
Related deferred income taxes	16.7	(10.4)

	(44.7)	(1.7)

At December 31, 2007, the cumulative reduction in net earnings under US GAAP relates primarily to the deferred gain on retroactive reinsurance which is amortized into income as the underlying claims are paid.

Statement of Cash Flows

There are no significant differences on the consolidated statement of cash flows under US GAAP as compared to Canadian GAAP.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Recent Accounting Pronouncements

In September 2006, FASB issued SFAS 157 Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. SFAS 157 becomes effective for fiscal years beginning on or after November 15, 2007. The company is currently evaluating the effect of SFAS 157 but does not expect its implementation to have a material impact on its consolidated financial position and results of operations.

In February 2007, FASB issued SFAS 159 The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”), which allows companies to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. SFAS 159 becomes effective for fiscal years beginning on or after November 15, 2007. The company is currently evaluating the effect of SFAS 159 on its consolidated financial position and results of operations.

In December 2007, FASB issued SFAS 141 (Revised 2007) Business Combination (“SFAS 141(R)”). For a business combination, SFAS 141(R) provides guidance for the recognition and measurement by the acquirer of the identifiable assets acquired, the liabilities assumed, non-controlling interest in the acquiree if any, goodwill or amounts related to a bargain purchase. It also specifies the disclosure requirements about the nature and financial effect of a business combination. SFAS 141(R) becomes effective for business combinations with an acquisition date on or after December 15, 2008.

In December 2007, FASB issued SFAS 160 Non-Controlling Interests in Consolidated Financial Statements (“SFAS 160”). SFAS 160 requires that non-controlling interests be separately presented within equity of the consolidated balance sheet and that the amount of consolidated net income attributable to the parent and to the non-controlling interest be identified and presented on the consolidated statement of income. It also provides guidance on recognition and measurement for changes in a parent’s ownership interest, including deconsolidation of a subsidiary. SFAS 160 becomes effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008. The company is currently evaluating the effect of SFAS 160 on its consolidated financial position and results of operations.

22.	Comparative Figures

Certain prior year comparative figures have been reclassified to be consistent with the current year’s presentation.

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FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations (as of March 7, 2008 except as otherwise indicated)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes: (1)	Readers of the Management’s Discussion and Analysis of Financial Condition and Results of Operations should review the entire Annual Report for additional commentary and information. Additional information relating to the company, including its annual information form, can be found on SEDAR at www.sedar.com, which can also be accessed from the company’s website www.fairfax.ca.

(2)	Management analyzes and assesses the underlying insurance, reinsurance and runoff operations and the financial position of the consolidated group in various ways. Certain of these measures provided in this Annual Report, which have been used historically and disclosed regularly in Fairfax’s Annual Reports and interim financial reporting, are non-GAAP measures; these measures include tables showing the company’s sources of net earnings with Cunningham Lindsey equity accounted. Where non-GAAP measures are provided, descriptions are clearly provided in the commentary as to the nature of the adjustments made.

(3)	The combined ratio — which may be calculated differently by different companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses as a percentage of net premiums earned) — is the traditional measure of underwriting results of property and casualty companies, but is regarded as a non-GAAP measure.

(4)	Other non-GAAP measures included in the Capital and Resource Management section of this Management’s Discussion and Analysis of Financial Condition include: net debt divided by total equity and non-controlling interests, net debt divided by net total capital and total debt divided by total capital. The company also calculates an interest coverage ratio as a measure of its ability to service its debt.

(5)	References in this MD&A to Fairfax’s insurance and reinsurance operations do not include Fairfax’s runoff operations.

Sources of Revenue

Revenues reflected in the consolidated financial statements for the past three years are shown in the table that follows (claims fees are earned by Cunningham Lindsey).

	2007	2006	2005

Net premiums earned
Insurance – Canada (Northbridge)	1,017.1	1,025.8	959.2
– U.S. (Crum & Forster)	1,187.4	1,114.0	1,053.1
– Asia (Fairfax Asia)	68.7	67.3	68.2
Reinsurance – OdysseyRe	2,120.5	2,225.8	2,275.9
– Group Re	258.4	332.4	314.9
Runoff	(3.3)	85.3	21.2

	4,648.8	4,850.6	4,692.5
Interest and dividends	761.0	746.5	466.1
Net gains on investments	1,639.4	835.3	385.7
Claims fees	434.5	371.3	356.2

	7,483.7	6,803.7	5,900.5

Revenue in 2007 increased to $7,483.7 from $6,803.7 in 2006, principally as a result of increases in investment income. Total investment income, including interest and dividends and net gains on investments, increased to $2,400.4 in 2007 from $1,581.8 in 2006, an increase of 51.8% (excluding the $69.7 gain on the OdysseyRe secondary offering in 2006, the increase was 58.7%), largely due to significantly increased net investment gains related to credit default swaps. The operating companies’ disciplined response to softening market conditions during 2007 contributed to a decline in gross premiums written by Northbridge, expressed in local currency, Crum & Forster and OdysseyRe by 9.4%, 7.9% and 3.3% respectively from 2006. Softening market conditions during 2007 also contributed to a decline in net premiums written by Northbridge, expressed in local currency, Crum & Forster and OdysseyRe by 6.3%, 8.0% and 4.5% respectively from 2006. Consolidated net premiums written in 2007 decreased by 6.1% to $4,498.4 from $4,789.7 in 2006. Net premiums earned from the insurance and reinsurance operations decreased by 2.4% to $4,652.1 in 2007 from $4,765.3 in 2006.

Revenue in 2006 increased to $6,803.7 from $5,900.5 in 2005, principally as a result of increases in investment income and net premiums earned. Total investment income, including interest and dividends and net investment gains, increased to $1,581.8 in 2006 from $851.8 in 2005, an increase of 85.7% (excluding the $69.7 gain on the OdysseyRe secondary offering in 2006, the increase was 77.5%). During 2006, net premiums written by Northbridge, Crum & Forster and Fairfax Asia increased 3.4%, 16.6% and 30.1% respectively from 2005 while net premiums written by OdysseyRe and Group Re declined by 5.1% and 3.7% respectively. Consolidated net premiums written in 2006 increased by 2.0% to $4,789.7 from $4,694.6 in 2005. Net premiums earned from the insurance and reinsurance operations increased by 2.0% to $4,765.3 in 2006 from $4,671.3 in 2005. Increased net premiums earned by Runoff in 2006 reflected the impact of the unearned premiums acquired upon the transfer of the Fairmont legal entities to U.S. runoff effective January 1, 2006.

Claims fees for 2007 increased by 17.0% over 2006, denominated in U.S. dollars. Claims fees denominated in their respective local currencies increased in 2007 compared to 2006 in the U.K., Canada and International divisions and declined modestly in the U.S. and European divisions. Claims fees for 2006 increased by 4.2% over 2005, denominated in U.S. dollars. Claims fees revenues denominated in their respective local currencies increased in 2006 compared to 2005 in the U.K., the U.S. and Canada and declined modestly in the European and International divisions.

FAIRFAX FINANCIAL HOLDINGS LIMITED

As presented in note 19 to the consolidated financial statements, on a geographic basis, United States, Canadian, and International operations accounted for 53.8%, 26.3% and 19.9%, respectively, of net premiums earned in 2007 compared with 55.1%, 25.2% and 19.7%, respectively, in 2006. Net premiums earned in 2005, on an aggregate basis, across the United States, Canada and International were 53.3%, 24.8% and 21.9% respectively.

Net premiums earned in 2007 compared with 2006 declined modestly in the United States (6.3%) and International (3.3%) and were relatively unchanged in Canada, measured in U.S. dollars. The decline in net reinsurance premiums earned primarily reflects decreased premiums generated by OdysseyRe’s reinsurance operations in Europe and Asia and declines across all geographic areas for Group Re due to increasingly competitive conditions in global reinsurance markets. The decline in net premiums earned by Runoff and the increase in U.S. insurance reflected the successful transition of the Fairmont business to Crum & Forster from the Fairmont legal entities that had been transferred to U.S. runoff in 2006. The modest decline in Canadian net premiums earned from $1,223.7 in 2006 to $1,221.3 in 2007 was attributed primarily to Group Re, and was partially offset by the strengthening of the Canadian dollar against the U.S. dollar.

Net premiums earned for 2006 compared with 2005 in the respective geographic areas changed significantly. The assumption of the Fairmont business by Crum & Forster on January 1, 2006 and the resulting transfer of the Fairmont legal entities to U.S. runoff partially offset the premium growth in U.S. Insurance and increased 2006 earned premium in the Runoff segment. The 5.2% increase in Canadian net premiums earned from $1,163.3 in 2005 to $1,223.7 in 2006 was due primarily to the strengthening of the Canadian dollar against the U.S. dollar. The 2.2% decline in net Reinsurance premiums earned primarily reflected decreased premiums generated by OdysseyRe’s reinsurance operations in Europe and Asia.

Net Earnings

Combined ratios and sources of net earnings (with Cunningham Lindsey equity accounted) for the most recent three years are presented in the table that follows and commentary on combined ratios and on operating income by segment is provided in the section entitled Underwriting and Operating Income.

The following table presents the combined ratios and underwriting and operating results for each of the company’s insurance and reinsurance operations and, as applicable, for its runoff operations, as well as the earnings contributions up to December 31, 2007 from its claims adjusting, appraisal and loss management services (Cunningham Lindsey). In that table, interest and dividends and net gains on investments on the consolidated statements of earnings are broken out so that those items are shown separately as they relate to the insurance and reinsurance operating results, and are comprised in Runoff as they relate to that segment.

	2007	2006	2005(1)

Combined ratios
Insurance – Canada (Northbridge)	92.3%	98.0%	92.9%
– U.S. (Crum & Forster)	93.5%	92.3%	100.9%
– Asia (Fairfax Asia)	70.4%	78.4%	93.0%
Reinsurance – OdysseyRe	95.5%	96.5%	117.5%
– Group Re	95.6%	95.7%	132.9%

Consolidated	94.0%	95.5%	109.4%

Sources of net earnings
Underwriting
Insurance – Canada (Northbridge)	78.0	20.5	68.2
– U.S. (Crum & Forster)	77.0	86.2	(9.1)
– Asia (Fairfax Asia)	20.3	14.5	4.8
Reinsurance – OdysseyRe	94.7	77.0	(397.8)
– Group Re	11.3	14.4	(103.6)

Underwriting income (loss)	281.3	212.6	(437.5)
Interest and dividends	604.4	586.1	355.3

Operating income (loss)	885.7	798.7	(82.2)
Net gains on investments	984.0	666.6	320.1
Runoff	187.6	(382.2)	(538.4)
Claims adjusting (Fairfax portion)	5.1	—	5.4
Interest expense	(193.8)	(195.7)	(184.6)
Corporate overhead and other	287.3	(11.2)	9.3

Pre-tax income (loss)	2,155.9	876.2	(470.4)
Income taxes	(708.1)	(483.2)	68.9
Non-controlling interests	(352.0)	(165.5)	(45.1)

Net earnings (loss)	1,095.8	227.5	(446.6)

(1)	The 2005 combined ratios include 7.9 combined ratio points for Canadian insurance, 8.9 combined ratio points for U.S. insurance, 19.2 combined ratio points for reinsurance (OdysseyRe), 33.6 combined ratio points for reinsurance (Group Re) and 15.3 consolidated combined ratio points arising from the 2005 hurricane losses.

For 2007, the company’s insurance and reinsurance operations generated underwriting profit of $281.3 and a combined ratio of 94.0%, compared to $212.6 and 95.5% respectively in 2006. Improved underwriting results for 2007 included the benefit of 2.3 points ($109.0) of net favourable development of prior years’ reserves compared to 4.4 points ($209.3) of net unfavourable development included in the 2006 results (related principally to net adverse reserve development at OdysseyRe (2001 and prior year’s casualty losses), partially offset by net favourable reserve development at Crum & Forster). Catastrophe losses, principally incurred by OdysseyRe, negatively impacted underwriting results for 2007 by 2.6 points ($120.8) compared to 1.4 points ($66.7) for 2006. In 2005, the company’s insurance and reinsurance operations incurred an underwriting loss of $437.5, reflecting the impact of $715.5 of net losses from

FAIRFAX FINANCIAL HOLDINGS LIMITED

Hurricanes Katrina, Rita and Wilma (“the 2005 hurricanes”), and produced a combined ratio of 109.4%. Prior to giving effect to the 2005 hurricane losses, those operations would have generated an underwriting profit of $278.0 and a combined ratio of 94.0%.

The 2007 pre-tax income of $187.6 for Runoff included net gains on investments of $291.8, including net gains related to credit default swaps of $241.2, and a net operating loss of $104.2 (compared to a net operating loss of $102.3 in 2006, excluding the items described below). The 2006 pre-tax loss of $382.2 for Runoff included a $412.6 non-cash pre-tax and after-tax loss on the commutation of the Swiss Re corporate adverse development cover and a $111.6 pre-tax gain on OdysseyRe common shares sold by runoff companies to facilitate the company’s OdysseyRe secondary offering. Runoff’s 2005 pre-tax loss of $538.4 included significant charges related to strengthening of prior periods’ reserves, losses on reinsurance commutations and settlements of reinsurance disputes, and losses arising from the 2005 hurricanes.

For 2007, net earnings were $1,095.8 ($61.20 per share, $58.38 per diluted share) compared to net earnings of $227.5 ($12.17 per share, $11.92 per diluted share) for 2006. Increased earnings in 2007 reflect a significant increase in net gains on investments (described below), improved operating income of the insurance and reinsurance operations (operating income of $885.7 compared to $798.7, reflecting a 32.3% increase in underwriting profit and a 3.1% increase in interest and dividend income) and an improved runoff result (pre-tax income of $187.6 compared to a pre-tax loss of $382.2 in 2006 primarily due to the $412.6 pre-tax loss on the 2006 commutation of the Swiss Re corporate adverse development cover). Net gains on investments in 2007 increased to $1,639.4 (including net gains of $1,145.0 related to credit default swaps and a $220.5 gain on the sale of the company’s investment in Hub International Limited) from $765.6 in 2006 (including significant gains derived in large part from the sale of Asian equities and a $137.3 gain on the sale of the company’s remaining investment in Zenith National Insurance Corp., partially offset by net losses of $251.0 related to derivative positions including credit default swaps).

The net income in 2006 of $227.5 increased by $674.1 compared to 2005 as 2005 included significant catastrophe losses and runoff charges and featured lower investment income. Prior to the impact of $715.5 of consolidated losses resulting from the 2005 hurricanes and $420.5 of charges resulting from actions taken in runoff, earnings from operations before income taxes in 2005 would have been $669.5.

For 2007, of the $1,221.5 (2006 – $1,111.6; 2005 – $1,059.7) of consolidated operating expenses, $820.0 (2006 – $757.9; 2005 – $726.4) related to insurance, reinsurance and runoff operations and corporate overhead, while the balance of $401.5 (2006 – $353.7; 2005 – $333.3) related to Cunningham Lindsey.

The above sources of net earnings (with Cunningham Lindsey equity accounted) shown by business segment were as set out below for the years ended December 31, 2007, 2006 and 2005. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe and Group Re. The intercompany adjustment for net gains on investments eliminates gains or losses on purchase and sale transactions within the group.

Year ended December 31, 2007

		U.S.	Fairfax			Ongoing			Corporate &
	Northbridge	Insurance	Asia	OdysseyRe	Group Re	Operations	Runoff	Intercompany	Other	Consolidated

Gross premiums written	1,531.3	1,245.0	171.2	2,282.7	250.2	5,480.4	8.0	(273.9)	–	5,214.5

Net premiums written	996.8	1,100.9	70.5	2,089.4	251.2	4,508.8	(10.4)	–	–	4,498.4

Net premiums earned	1,017.1	1,187.4	68.7	2,120.5	258.4	4,652.1	(3.3)	–	–	4,648.8

Underwriting profit	78.0	77.0	20.3	94.7	11.3	281.3	–	–	–	281.3
Interest and dividends	119.2	133.4	17.4	309.3	25.1	604.4	–	–	–	604.4

Operating income before:	197.2	210.4	37.7	404.0	36.4	885.7	–	–	–	885.7
Net gains (losses) on investments	188.2	250.3	(0.3)	554.6	8.5	1,001.3	291.8	(17.3)	–	1,275.8
Runoff operating (loss)	–	–	–	–	–	–	(104.2)	–	–	(104.2)
Claims adjusting	–	–	–	–	–	–	–	–	5.1	5.1
Interest expense	–	(51.0)	–	(37.7)	–	(88.7)	–	–	(105.1)	(193.8)
Corporate overhead and other	(12.4)	(9.6)	(3.2)	(13.8)	–	(39.0)	–	–	326.3	287.3

Pre-tax income (loss)	373.0	400.1	34.2	907.1	44.9	1,759.3	187.6	(17.3)	226.3	2,155.9
Income taxes										(708.1)
Non-controlling interests										(352.0)

Net earnings										1,095.8

Year ended December 31, 2006

		U.S.	Fairfax			Ongoing			Corporate &
	Northbridge	Insurance	Asia	OdysseyRe	Group Re	Operations	Runoff	Intercompany	Other	Consolidated

Gross premiums written	1,609.9	1,351.6	134.8	2,361.7	325.9	5,783.9	160.9	(458.2)	–	5,486.6

Net premiums written	1,012.3	1,196.5	60.5	2,186.9	314.5	4,770.7	19.0	–	–	4,789.7

Net premiums earned	1,025.8	1,114.0	67.3	2,225.8	332.4	4,765.3	85.3	–	–	4,850.6

Underwriting profit	20.5	86.2	14.5	77.0	14.4	212.6	–	–	–	212.6
Interest and dividends	100.8	156.5	3.3	298.4	27.1	586.1	–	–	–	586.1

Operating income before:	121.3	242.7	17.8	375.4	41.5	798.7	–	–	–	798.7
Net gains (losses) on investments	115.1	271.4	14.2	358.9	18.9	778.5	132.7	(111.9)	–	799.3
Runoff operating (loss)	–	–	–	–	–	–	(514.9)	–	–	(514.9)
Claims adjusting	–	–	–	–	–	–	–	–	–	–
Interest expense	–	(33.0)	–	(37.5)	–	(70.5)	–	–	(125.2)	(195.7)
Corporate overhead and other	(9.8)	(8.1)	(3.3)	(18.8)	–	(40.0)	–	–	28.8	(11.2)

Pre-tax income (loss)	226.6	473.0	28.7	678.0	60.4	1,466.7	(382.2)	(111.9)	(96.4)	876.2
Income taxes										(483.2)
Non-controlling interests										(165.5)

Net earnings										227.5

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2005

		U.S.	Fairfax			Ongoing			Corporate &
	Northbridge	Insurance	Asia	OdysseyRe	Group Re	Operations	Runoff	Intercompany	Other	Consolidated

Gross premiums written	1,545.2	1,303.6	76.6	2,628.5	334.2	5,888.1	43.4	(372.4)	–	5,559.1

Net premiums written	978.8	1,026.0	46.5	2,303.3	326.5	4,681.1	13.5	–	–	4,694.6

Net premiums earned	959.2	1,053.1	68.2	2,275.9	314.9	4,671.3	21.2	–	–	4,692.5

Underwriting profit (loss)	68.2	(9.1)	4.8	(397.8)	(103.6)	(437.5)	–	–	–	(437.5)
Interest and dividends	65.7	105.0	7.5	167.2	9.9	355.3	–	–	–	355.3

Operating income (loss) before:	133.9	95.9	12.3	(230.6)	(93.7)	(82.2)	–	–	–	(82.2)
Net gains (losses) on investments	104.0	113.9	1.0	103.2	13.7	335.8	45.5	(15.7)	–	365.6
Runoff operating (loss)	–	–	–	–	–	–	(583.9)	–	–	(583.9)
Claims adjusting	–	–	–	–	–	–	–	–	5.4	5.4
Interest expense	–	(32.9)	–	(30.0)	–	(62.9)	–	–	(121.7)	(184.6)
Corporate overhead and other	(14.6)	(2.5)	(2.4)	(25.0)	–	(44.5)	–	–	53.8	9.3

Pre-tax income (loss)	223.3	174.4	10.9	(182.4)	(80.0)	146.2	(538.4)	(15.7)	(62.5)	(470.4)
Income taxes										68.9
Non-controlling interests										(45.1)

Net earnings (loss)										(446.6)

Segmented Balance Sheets

The company’s segmented balance sheets as at December 31, 2007 and 2006 present the assets and liabilities of, and the capital invested by the company in, each of the company’s major segments. The segmented balance sheets have been prepared on the following basis:

(a)	The balance sheet for each segment is on a legal entity basis for the subsidiaries within the segment (except for nSpire Re in Runoff, which excludes balances related to U.S. acquisition financing), prepared in accordance with Canadian GAAP and Fairfax’s accounting policies and basis of accounting. Accordingly, these segmented balance sheets differ from those published by Crum & Forster and OdysseyRe due to differences between Canadian and US GAAP.

(b)	Investments in affiliates, which are carried at cost, are disclosed in the financial information accompanying the discussion of the company’s business segments. Affiliated insurance and reinsurance balances, including premiums receivable, reinsurance recoverable, deferred premium acquisition costs, funds withheld payable to reinsurers, provision for claims and unearned premiums are not shown separately but are eliminated in Corporate and Other.

(c)	Corporate and Other includes Fairfax entity and its subsidiary intermediate holding companies as well as the consolidating and eliminating entries required under Canadian GAAP to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re, reinsurance between OdysseyRe and the primary insurers, and reinsurance related to pre-acquisition reinsurance arrangements), which affects recoverable from reinsurers, provision for claims and unearned premiums. The $1,374.4 corporate and other long term debt as at December 31, 2007 consists primarily of Fairfax debt of $1,063.2 (2006-$1,202.6), Cunningham Lindsey debt of $126.7, including $118.6 held by the public and $8.1 held by the company, and other long term obligations consisting of TIG trust preferred securities of $17.9 (2006-$17.9) and purchase consideration payable of $174.7 (2006-$179.2) related to the TRG acquisition (see note 9 to the consolidated financial statements). The Cunningham Lindsey debt of $107.7 as at December 31, 2006 was included in the Cunningham Lindsey segment with the portion owned by the company eliminated in the Corporate and other segment (see note 17 to the consolidated financial statements).

Segmented Balance Sheet as at December 31, 2007

	Insurance			Reinsurance
			Fairfax			Operating		Cunningham	Corporate
	Northbridge	U.S.	Asia	OdysseyRe	Group Re	Companies	Runoff	Lindsey(1)	and Other	Fairfax

Assets
Cash, short term investments and marketable securities	–	12.3	–	–	–	12.3	–	–	959.5	971.8
Accounts receivable and other	463.9	298.1	41.5	724.2	67.8	1,595.5	209.0	–	104.3	1,908.8
Recoverable from reinsurers	1,274.6	1,571.3	109.9	787.2	12.4	3,755.4	2,319.6	–	(1,036.5)	5,038.5
Portfolio investments	3,613.6	4,316.6	375.9	7,635.1	898.2	16,839.4	2,171.2	–	81.1	19,091.7
Deferred premium acquisition costs	143.2	72.3	0.5	150.8	4.3	371.1	–	–	–	371.1
Future income taxes	48.6	85.3	–	50.3	1.1	185.3	679.6	–	(520.6)	344.3
Premises and equipment	17.9	5.1	1.3	12.5	0.6	37.4	3.0	–	41.2	81.6
Goodwill	9.6	7.3	5.4	10.7	–	33.0	–	–	20.8	53.8
Due from affiliates	–	–	–	–	–	–	13.7	–	(13.7)	–
Other assets	–	11.8	–	26.3	–	38.1	20.0	–	22.1	80.2
Investments in Fairfax affiliates	–	91.9	–	88.5	157.2	337.6	185.4	–	(523.0)	–

Total assets	5,571.4	6,472.0	534.5	9,485.6	1,141.6	23,205.1	5,601.5	–	(864.8)	27,941.8

Liabilities
Accounts payable and accrued liabilities	237.4	215.4	62.0	330.8	3.8	849.4	250.8	–	112.8	1,213.0
Short sale and derivative obligations	271.2	719.8	–	63.4	–	1,054.4	–	–	8.4	1,062.8
Due to affiliates	0.2	0.4	–	3.6	12.9	17.1	5.6	–	(22.7)	–
Funds withheld payable to reinsurers	52.3	256.5	1.3	88.0	3.6	401.7	22.0	–	(61.1)	362.6
Provision for claims	2,670.0	3,178.4	145.6	5,119.1	588.1	11,701.2	4,263.1	–	(916.2)	15,048.1
Unearned premiums	894.4	486.2	87.1	769.1	118.4	2,355.2	0.9	–	(114.6)	2,241.5
Deferred taxes payable	6.7	–	0.7	–	–	7.4	–	–	(7.4)	–
Long term debt	–	307.2	–	489.2	–	796.4	–	–	1,374.4	2,170.8

Total liabilities	4,132.2	5,163.9	296.7	6,863.2	726.8	17,182.8	4,542.4	–	373.6	22,098.8

Non-controlling interests	–	–	2.1	–	–	2.1	–	–	1,582.9	1,585.0

Shareholders’ equity	1,439.2	1,308.1	235.7	2,622.4	414.8	6,020.2	1,059.1	–	(2,821.3)	4,258.0

Total liabilities and shareholders’ equity	5,571.4	6,472.0	534.5	9,485.6	1,141.6	23,205.1	5,601.5	–	(864.8)	27,941.8

Capital
Debt	–	307.2	–	489.2	–	796.4	–	–	1,374.4	2,170.8
Non-controlling interests	563.1	–	–	1,019.8	–	1,582.9	–	–	2.1	1,585.0
Investments in Fairfax affiliates	–	91.9	–	88.5	157.2	337.6	185.4	–	(523.0)	–
Shareholders’ equity	876.1	1,216.2	235.7	1,514.1	257.6	4,099.7	873.7	–	(715.4)	4,258.0

Total capital	1,439.2	1,615.3	235.7	3,111.6	414.8	6,816.6	1,059.1	–	138.1	8,013.8

% of total capital	18.0%	20.2%	2.9%	38.8%	5.2%	85.1%	13.2%	–	1.7%	100.0%

(1)	Effective December 31, 2007, the company commenced equity accounting for Cunningham Lindsey pursuant to the transaction described in note 17 of the consolidated financial statements. Accordingly, at December 31, 2007, Cunningham Lindsey is included in the Corporate and Other segment under portfolio investments.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Segmented Balance Sheet as at December 31, 2006

	Insurance			Reinsurance
		Crum &	Fairfax			Operating		Cunningham	Corporate
	Northbridge	Forster	Asia	OdysseyRe	Group Re	Companies	Runoff	Lindsey	and Other	Fairfax

Assets
Cash, short term investments and marketable securities	–	1.8	–	–	–	1.8	–	–	765.6	767.4
Accounts receivable and other	455.1	348.4	33.4	710.3	75.1	1,622.3	217.7	140.4	(87.6)	1,892.8
Recoverable from reinsurers	1,250.2	1,769.4	61.3	849.3	24.4	3,954.6	2,680.7	–	(1,128.8)	5,506.5
Portfolio investments	2,760.6	3,832.7	286.7	6,862.3	752.6	14,494.9	2,351.6	9.0	(19.9)	16,835.6
Deferred premium acquisition costs	123.1	84.0	5.0	149.9	7.0	369.0	–	–	–	369.0
Future income taxes	54.3	220.8	2.6	238.0	–	515.7	759.9	5.7	(510.0)	771.3
Premises and equipment	13.7	4.5	1.0	10.3	1.2	30.7	4.9	13.1	37.3	86.0
Goodwill	13.4	7.3	5.4	11.5	–	37.6	–	193.6	8.0	239.2
Due from affiliates	–	–	0.4	–	–	0.4	124.0	1.9	(126.3)	–
Other assets	1.3	23.7	–	21.7	–	46.7	19.7	9.6	32.7	108.7
Investments in Fairfax affiliates	–	109.7	–	88.5	142.8	341.0	208.4	–	(549.4)	–

Total assets	4,671.7	6,402.3	395.8	8,941.8	1,003.1	21,414.7	6,366.9	373.3	(1,578.4)	26,576.5

Liabilities
Subsidiary indebtedness	–	–	–	–	–	–	–	68.2	–	68.2
Accounts payable and accrued liabilities	188.4	275.5	44.4	256.1	3.1	767.5	262.3	102.7	(41.3)	1,091.2
Short sale and derivative obligations	259.1	400.2	–	120.3	–	779.6	3.7	–	–	783.3
Due to affiliates	–	12.9	–	3.5	6.2	22.6	–	–	(22.6)	–
Funds withheld payable to reinsurers	56.4	252.0	0.9	108.0	2.7	420.0	34.6	–	(84.6)	370.0
Provision for claims	2,329.5	3,371.5	123.5	5,142.2	603.0	11,569.7	4,908.9	–	(976.3)	15,502.3
Unearned premiums	832.4	576.2	56.1	786.8	119.5	2,371.0	43.2	–	(115.3)	2,298.9
Deferred taxes payable	5.6	–	–	–	–	5.6	–	0.9	(6.5)	–
Long term debt	–	300.0	–	512.3	–	812.3	–	107.7	1,392.8	2,312.8

Total liabilities	3,671.4	5,188.3	224.9	6,929.2	734.5	16,748.3	5,252.7	279.5	146.2	22,426.7

Non-controlling interests	–	–	7.3	–	–	7.3	–	1.5	1,284.1	1,292.9

Shareholders’ equity	1,000.3	1,214.0	163.6	2,012.6	268.6	4,659.1	1,114.2	92.3	(3,008.7)	2,856.9

Total liabilities and shareholders’ equity	4,671.7	6,402.3	395.8	8,941.8	1,003.1	21,414.7	6,366.9	373.3	(1,578.4)	26,576.5

Capital
Debt	–	300.0	–	512.3	–	812.3	–	175.9	1,392.8	2,381.0
Non-controlling interests	408.1	–	–	863.1	–	1,271.2	–	17.6	4.1	1,292.9
Investments in Fairfax affiliates	–	109.7	–	88.5	142.8	341.0	208.4	–	(549.4)	–
Shareholders’ equity	592.2	1,104.3	163.6	1,061.0	125.8	3,046.9	905.8	74.7	(1,170.5)	2,856.9

Total capital	1,000.3	1,514.0	163.6	2,524.9	268.6	5,471.4	1,114.2	268.2	(323.0)	6,530.8

% of total capital	15.3%	23.2%	2.5%	38.7%	4.1%	83.8%	17.1%	4.1%	(5.0)%	100.0%

Reinsurance recoverables declined by $468.0 to $5,038.5 in 2007 from $5,506.5 at the end of 2006 primarily as a result of the continued progress by the runoff operations and selectively reduced underwriting activity as a result of the insurance and reinsurance operating companies’ disciplined response to the softening underwriting cycle and increasingly competitive market conditions. Runoff reinsurance recoverables of $2,319.6 as at December 31, 2007 declined to 42.4% of consolidated reinsurance recoverable from $2,680.7 or 44.3% at the end of 2006.

Future income taxes represent amounts expected to be recovered in future years. At December 31, 2007 future income tax assets of $344.3 (of which $260.6 related to Fairfax Inc., Fairfax’s U.S. holding company, and its subsidiaries in the U.S. consolidated tax group and OdysseyRe) consisted of $373.2 of capitalized operating and capital losses, offset by temporary differences of $28.9 which primarily represent income and expenses recorded in the consolidated financial statements but not yet included or deducted for income tax purposes. The tax-effected operating and capital losses (before valuation allowance) relate primarily to Fairfax Inc. and its U.S. subsidiaries other than OdysseyRe ($80.3), where all of the losses expire after 2018, the Canadian holding company ($73.5), European runoff ($163.4) and Cunningham Lindsey ($48.4), with the remainder relating primarily to Northbridge.

Future income tax assets declined by $427.0 to $344.3 during 2007, the decrease being primarily attributable to the deferred income taxes arising from the change in net unrealized gains on available for sale and held for trading securities, and the recording of valuation allowances.

The company’s valuation allowance on its future income tax assets as at December 31, 2007 was $271.1, of which $180.9 related to timing differences and losses incurred primarily in the U.K. and Ireland, $48.4 related to Cunningham Lindsey and the remainder related primarily to foreign accrual property losses in Canada. Differences between expected and actual future operating results could adversely impact the company’s ability to realize the future income tax assets within a reasonable period of time given the inherent uncertainty in projecting operating company earnings and industry conditions. The company expects to realize the benefit of these capitalized losses from future profitable operations.

In determining the need for a valuation allowance, management considers primarily current and expected profitability of the companies. Management reviews the recoverability of the future income tax assets and the valuation allowance on a quarterly basis. The temporary differences principally relate to insurance-related balances such as claims, deferred premium acquisition costs and unearned premiums and to investment-related balances such as realized and unrealized gains and losses. Such temporary differences are expected to continue for the foreseeable future in light of the company’s ongoing operations.

Portfolio investments at December 31, 2007 include investments carried at equity-accounted values, which are primarily the company’s investment in 44.5%-owned Advent Capital (Holdings) PLC ($100.6), which is a publicly listed company, and 26.0%-owned ICICI Lombard General Insurance Company ($62.6), and the company’s ownership of 44.6% of the operating companies of Cunningham Lindsey ($58.8). Investments carried at equity-accounted values at December 31, 2006 included, in addition to Advent and ICICI Lombard, the company’s remaining holdings of Hub International Limited. The company sold its remaining holdings of Hub in 2007 for a pre-tax gain of $220.5. The unrecorded excess of fair value over the carrying value of investments carried at equity was $77.7 at December 31, 2007.

Goodwill decreased to $53.8 at December 31, 2007 from $239.2 at December 31, 2006, principally as a result of the company’s sale of a majority of its interest in the Cunningham Lindsey operating companies to a third party private equity investor (see note 17 to the consolidated financial statements) and the commencement of equity accounting for the retained interests in those operations on that date. Of the Cdn$199.6 of goodwill prior to the sale, 55.4% or Cdn$110.6 was disposed of and was included in the $7.6 net loss on the disposition of the Cunningham Lindsey operating companies, with the remaining 44.6% or Cdn$89.0 included in the equity accounted carrying value going forward.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Components of Net Earnings

Underwriting and Operating Income

Set out and discussed in the sections that follow are the 2007, 2006 and 2005 underwriting and operating results of Fairfax’s insurance and reinsurance operations on a summarized company-by-company basis.

Canadian Insurance – Northbridge

	2007	2006	2005

Underwriting profit	78.0	20.5	68.2

Combined ratio
Loss & LAE	64.1%	71.8%	67.9%
Commissions	8.2%	8.1%	6.3%
Underwriting expense	20.0%	18.1%	18.7%

	92.3%	98.0%	92.9%

Gross premiums written	1,531.3	1,609.9	1,545.2

Net premiums written	996.8	1,012.3	978.8

Net premiums earned	1,071.1	1,025.8	959.2

Underwriting profit	78.0	20.5	68.2
Interest and dividends	119.2	100.8	65.7

Operating income	197.2	121.3	133.9
Net gains on investments	188.2	115.1	104.0

Pre-tax income before interest and other	385.4	236.4	237.9

Net income after taxes	273.3	147.3	163.4

Northbridge’s underwriting results for 2007 improved relative to 2006, with increased underwriting profit of $78.0 and a combined ratio of 92.3% compared to $20.5 and 98.0% respectively in 2006. Included in 2007 underwriting results was the benefit of 6.9 combined ratio points ($70.3) arising from favourable development of prior years’ claims, including 4.0 combined ratio points of benefit attributable to foreign currency movements (the impact of appreciation of the Canadian dollar relative to the U.S. dollar on U.S. dollar-denominated claims liabilities of Commonwealth and Markel). Underwriting results for 2006 included the negative impact of 4.6 combined ratio points ($47.7) of net adverse reserve development primarily related to 2005 hurricane losses. Underwriting results for 2007 reflected the company’s disciplined response to the softening underwriting cycle and increasing competition for new business and renewal business, particularly at Markel and Commonwealth, where the year-over-year decline in Commonwealth’s premium volume also reflected its withdrawal from certain classes of business formerly written by its Energy and International division. For 2007, gross premiums written declined in Canadian dollar terms compared to 2006 by 9.4%, and net premiums written declined by 6.3%. Current period catastrophe losses did not materially impact 2007 underwriting results, and there was similarly no significant impact in 2006. Net premiums written and net premiums earned in 2006 increased by 3.4% and 6.9% respectively over 2005 premiums, primarily due to the effect of foreign currency translation of Northbridge’s predominantly Canadian dollar-denominated premiums (net premiums written and net premiums earned in 2006 decreased by 3.4% and 0.1% respectively over 2005 premiums in Canadian dollar terms).

In 2006, Northbridge earned underwriting profit of $20.5, representing a 69.9% decline from underwriting profit of $68.2 earned in 2005. The 2006 loss ratio of 71.8%, compared to the 2005 loss ratio of 67.9%, included 8.9 points primarily attributable to net adverse development of prior years’ reserves for the 2005 hurricane losses. During 2006, Commonwealth Insurance substantially withdrew from the majority of the business formerly underwritten by its Energy & International division, which business had been a significant source of recent years’ incurred catastrophe losses. Underwriting performance achieved by the Northbridge subsidiaries other than Commonwealth Insurance in 2006 was favourable, with combined ratios for Federated Insurance, Lombard Insurance and Markel Insurance of 84.0%, 90.1% and 91.2% respectively (compared to 90.7%, 88.5% and 88.2%, respectively in 2005). Commonwealth Insurance produced combined ratios of 153.7% in 2006 and 123.3% in 2005.

Net investment gains of $188.2 for 2007 included $27.0 of gains on sales on credit default swaps, $98.5 of net mark-to-market gains on credit default swaps, an $87.7 pre-tax gain on the sale of the company’s investment in Hub International Limited, net gains of $30.1 on common stocks (partially offset by provisions for other than temporary impairment of $21.1), and net gains on short equity index positions (SPDRs), which were largely offset by foreign currency translation losses on U.S. dollar cash and short term investment cash equivalents. Net investment gains of $115.1 in 2006 included net gains of $97.9 on common stocks, net gains of $55.1 on bonds, and net losses of $36.4 related to derivative securities, including credit default swaps. Net investment gains of $104.0 in 2005 included net gains of $75.0 on common stocks, net gains of $32.6 on bonds and net losses of $10.4 related to derivative securities. Increased operating income in 2007, derived from the $57.5 increase in underwriting profit and the 18.3% increase in interest and dividend income, and increased net investment gains contributed to a $149.0 increase in pre-tax income before interest and other for 2007 compared to 2006. Pre-tax income before interest and other was largely unchanged in 2006 compared to 2005 ($236.4 compared to $237.9) but net earnings declined in 2006 to $147.3 from $163.4 in 2005, with the decline primarily attributable to the effect of a lower effective tax rate in 2005 resulting from the reduced taxation of certain realized gains on portfolio investments.

Cash flow provided by operating activities in 2007 was $187.6 compared to $189.4 in 2006, with the decrease primarily attributable to increased claims payments and reduced premium volumes written, partially offset by increased receipts of amounts receivable and recoverable from reinsurers, reduced income tax payments and the timing of proceeds on investment securities sold. Cash flow provided by operating activities of $189.4 in 2006 decreased from $346.0 in 2005, with the decrease primarily attributable to the general decline in Northbridge’s business activity (gross premiums written and net premiums written declined in 2006 relative to 2005 by 2.7% and 3.4% respectively in Canadian dollar terms).

Northbridge’s 2007 results produced a return on average equity, while remaining debt free, of 22.8% (expressed in Canadian dollars). Northbridge’s average annual return on average equity over the past 22 years since inception in 1985 is 16.7% (expressed in Canadian dollars).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Set out below are the balance sheets (in U.S. dollars) for Northbridge as at December 31, 2007 and 2006.

	2007	2006

Assets
Accounts receivable and other	463.9	455.1
Recoverable from reinsurers	1,274.6	1,250.2
Portfolio investments	3,613.6	2,760.6
Deferred premium acquisition costs	143.2	123.1
Future income taxes	48.6	54.3
Premises and equipment	17.9	13.7
Goodwill	9.6	13.4
Other assets	–	1.3

Total assets	5,571.4	4,671.7

Liabilities
Accounts payable and accrued liabilities	237.4	188.4
Short sale and derivative obligations	271.2	259.1
Due to affiliates	0.2	–
Funds withheld payable to reinsurers	52.3	56.4
Provision for claims	2,670.0	2,329.5
Unearned premiums	894.4	832.4
Deferred taxes payable	6.7	5.6

Total liabilities	4,132.2	3,671.4
Shareholders’ equity	1,439.2	1,000.3

Total liabilities and shareholders’ equity	5,571.4	4,671.7

Northbridge’s assets and liabilities increased in 2007 due to continued profitability, favourable investment performance and strengthening of the Canadian dollar. Portfolio investments at December 31, 2007 totaled $3,613.6, an increase of 30.9% over December 31, 2006, driven by strong operating cash flows and favourable investment returns. Amounts recoverable from reinsurers increased to $1,274.6 in 2007 from $1,250.2 in 2006, primarily as a result of a stronger Canadian dollar in 2007 compared to 2006.

Provision for claims increased in 2007, primarily as a result of a stronger Canadian dollar in 2007 compared to 2006, to $2,670.0 at December 31, 2007 from $2,329.5 a year earlier. Common shareholders’ equity at December 31, 2007 was $1,439.2 compared to $1,000.3 at December 31, 2006 as a result of 2007 earnings of $273.3, partially offset by dividends paid in 2007 of $32.1, and an increase in shareholders’ equity relating to the adoption of new accounting standards (see note 2 to the consolidated financial statements).

For more information on Northbridge’s results, please see its 2007 annual report posted on its website www.norfin.com.

U.S. Insurance – Crum & Forster(1)(2)

Years ended December 31, 2007 and 2006

	2007	2006

Underwriting profit	77.0	86.2

Combined ratio
Loss & LAE	64.9%	64.1%
Commissions	12.0%	11.1%
Underwriting expense	16.6%	17.1%

	93.5%	92.3%

Gross premiums written	1,245.0	1,351.6

Net premiums written	1,100.9	1,196.5

Net premiums earned	1,187.4	1,114.0

Underwriting profit	77.0	86.2
Interest and dividends	133.4	156.5

Operating income	210.4	242.7
Net gains on investments	250.3	271.4

Pre-tax income before interest and other	460.7	514.1

Net income after taxes	267.3	314.6

Year ended December 31, 2005

	Crum &
	Forster	Fairmont	Total

Underwriting profit (loss)	(12.6)	3.5	(9.1)

Combined ratio
Loss & LAE	73.2%	63.2%	71.7%
Commissions	10.3%	11.7%	10.5%
Underwriting expense	17.9%	22.9%	18.7%

	101.4%	97.8%	100.9%

Gross premiums written	1,097.8	205.8	1,303.6

Net premiums written	866.9	159.1	1,026.0

Net premiums earned	892.1	161.0	1,053.1

Underwriting profit (loss)	(12.6)	3.5	(9.1)
Interest and dividends	100.4	4.6	105.0

Operating income	87.8	8.1	95.9
Net gains on investments	103.9	10.0	113.9

Pre-tax income before interest and other	191.7	18.1	209.8

Net income after taxes	106.6	11.8	118.4

(1)	These results differ from those published by Crum & Forster Holdings Corp., primarily due to differences between Canadian and US GAAP relating principally to the treatment of retroactive reinsurance.

(2)	Effective January 1, 2006, Fairmont’s business was carried on as the Fairmont Specialty division of Crum & Forster, and the Fairmont legal entities were placed under the management of U.S. runoff.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Crum & Forster’s 2007 underwriting results featured a combined ratio of 93.5% and underwriting profit of $77.0 compared to 92.3% and $86.2 respectively in 2006. Included in the results for 2007 was the benefit of 3.9 combined ratio points ($46.6) of net favourable development of prior years’ reserves (compared to 7.1 combined ratio points comprised of $48.9 of net favourable development of prior years’ reserves and $30.0 of return premiums related to reduced cessions to aggregate reinsurance treaties in 2006), after the effects of aggregate stop loss reinsurance treaties. Prior to the effect of aggregate stop loss reinsurance, Crum & Forster experienced net favourable development of $50.2, principally attributable to $65.4 of favourable emergence in workers’ compensation lines and $39.3 of net favourable development related to general liability and commercial multi-peril liabilities, partially offset by $54.5 of adverse development in latent liability reserves. Catastrophe losses added 1.3 combined ratio points and $15.0 to the combined ratio for 2007 (2.2 combined ratio points and $24.4 in 2006). Underwriting results for Crum & Forster (including the results of Fairmont, the business of which was assumed by Crum & Forster effective January 1, 2006) improved significantly in 2006 compared to 2005, generating underwriting profit of $86.2 compared to an underwriting loss of $9.1 in 2005 and producing a combined ratio of 92.3% in 2006 compared to 100.9% in 2005. Underwriting results in 2006 reflected net benefits of $78.9 or 7.1 combined ratio points as described above. The benefits arose primarily from favourable loss development across all major casualty lines, partially offset by adverse development in lines of business with latent exposures. Underwriting results in 2005 featured an underwriting loss of $9.1 and a combined ratio of 100.9% (including 8.9 combined ratio points arising from the 2005 hurricanes).

In 2007, the company’s disciplined response to the softening underwriting cycle, increasing competition for new business and declining renewal pricing contributed to year-over-year declines in gross premiums written and net premiums written in most lines of business, including primary casualty, umbrella and property, partially offset by significant growth in accident and health business written by the Fairmont Specialty division, resulting in overall decreases in gross premiums written and net premiums written of 7.9% and 8.0% respectively. Net premiums earned increased by 6.6% in 2007 and included the effect of additional earned premium from the Fairmont Specialty division (on January 1, 2006, the ongoing business of Fairmont was carried on as the Fairmont Specialty division of Crum & Forster, while the Fairmont entities were placed under the management of U.S. runoff). Net premiums written by Crum & Forster in 2006 increased by 16.6% to $1,196.5 compared to $1,026.0 in net premiums written by the U.S. insurance segment in 2005, as a result of new business premium in Crum & Forster’s property, umbrella and specialty casualty lines of business, $30.0 of return premiums related to reduced cessions to aggregate reinsurance treaties, reduced ceded premium attributable to increased retentions on various lines of business, and the impact of restatement premiums paid in 2005.

For 2007, a $32.3 decrease in operating income and a $21.1 reduction in net investment gains to $250.3 (including $229.7 related to net gains on credit default swaps) from $271.4 in 2006 (which included net gains of $272.4 on common stocks, including a $122.2 gain on the sale of the company’s remaining investment in Zenith National Insurance Corp., net gains of $62.2 on bonds and net losses of $68.9 related to derivative securities, including credit default swaps) contributed to decreased net income of $267.3 compared to $314.6 in 2006. Net income for 2006 increased substantially to $314.6 compared to 2005 net income for the U.S. insurance segment of $118.4. The largest contributor to the increase was an increase in net gains on investments to $271.4 from $113.9 in 2005 (which included net gains of $89.0 on bonds, net gains of $70.7 on common stocks and net losses of $50.0 related to derivative securities), augmented by an increase in interest and dividend income to $156.5 from $105.0, in addition to a $95.3 year-over-year improvement in underwriting profitability.

Crum & Forster’s principal operating subsidiaries (United States Fire Insurance and North River Insurance) paid combined dividends in 2007 to their parent holding company of $138.2 compared to $127.0 in 2006 ($93.4 in 2005). Crum & Forster’s parent holding company paid dividends to Fairfax of $183.7 in 2007 and $90.0 in 2006 ($73.5 in 2005). The dividends paid to

Fairfax of $183.7 include $79.7 relating to a new tax sharing agreement entered into in 2007 between the company and Crum & Forster to elect to file federal income tax returns on a consolidated basis for tax sharing purposes. Accordingly, the $79.7 dividend paid to Fairfax reflects the utilization of the company’s net operating losses. The subsidiaries’ combined 2008 maximum dividend capacity, without prior regulatory approval, is $163.3.

Cash flow used in operating activities for 2007 was $5.9 compared to cash flow provided by operating activities of $89.4 for 2006 ($9.1 in 2005), with the decline primarily attributable to higher net paid losses, lower premium collections and higher underwriting expenses reflecting increased compensation and timing of technology payments, which were partially offset by lower income tax payments. The increase in net paid losses was primarily due to the Fairmont Specialty business, which was only acquired in 2006 (so that there were no loss payments on pre-2006 claims) and also experienced significant growth in net earned premium in 2007 as well as higher net paid losses in the workers’ compensation and commercial automobile lines of business. Cash flow provided by operations in 2006 was $89.4 compared to $9.1 in 2005. The increase in 2006 reflected general business expansion driven by the assumption of Fairmont business, partially offset by higher payments of income taxes.

Crum & Forster’s net income for the year ended December 31, 2007 produced a return on average equity of 21.2% (2006 – 28.6%). Crum & Forster’s cumulative earnings since acquisition on August 13, 1998 have been $1,062.8, from which it has paid dividends to Fairfax of $626.6, and its annual return on average equity since acquisition has been 11.6%.

Set out below are the balance sheets for Crum & Forster as at December 31, 2007 and 2006.

	2007	2006

Assets
Cash, short term investments and marketable securities	12.3	1.8
Accounts receivable and other	298.1	348.4
Recoverable from reinsurers	1,571.3	1,769.4
Portfolio investments	4,316.6	3,832.7
Deferred premium acquisition costs	72.3	84.0
Future income taxes	85.3	220.8
Premises and equipment	5.1	4.5
Goodwill	7.3	7.3
Other assets	11.8	23.7
Investments in Fairfax affiliates	91.9	109.7

Total assets	6,472.0	6,402.3

Liabilities
Accounts payable and accrued liabilities	215.4	275.5
Short sale and derivative obligations	719.8	400.2
Due to affiliates	0.4	12.9
Funds withheld payable to reinsurers	256.5	252.0
Provision for claims	3,178.4	3,371.5
Unearned premiums	486.2	576.2
Long term debt	307.2	300.0

Total liabilities	5,163.9	5,188.3
Shareholders’ equity	1,308.1	1,214.0

Total liabilities and shareholders’ equity	6,472.0	6,402.3

(1)	These balance sheets differ from those published by Crum & Forster Holdings Corp., primarily due to differences between Canadian and US GAAP relating principally to the treatment of retroactive reinsurance.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Significant changes to Crum & Forster’s balance sheet as at December 31, 2007 as compared to its 2006 balance sheet include a $198.1 decrease in reinsurance recoverables and a $193.1 decrease in provision for claims, both primarily attributable to reduced balances related to paid claims arising from the 2005 and 2004 hurricanes. A decline in Crum & Forster’s business activity in 2007, as measured by reduced gross and net premiums written, contributed to balance sheet changes including a $50.3 decrease in accounts receivable, a $60.1 decrease in accounts payable and accrued liabilities and a $90.0 decrease in unearned premiums. An increase in portfolio investments of $483.9 (a $164.3 increase net of the $319.6 increase in securities sold but not yet purchased) resulted primarily from significant investment gains during the year. A $135.5 decrease in the future income tax asset was primarily attributable to the utilization of net operating losses and deferred income taxes arising from the change in net unrealized gains on available for sale and held for trading securities. Shareholders’ equity increased by $94.1, reflecting net earnings of $267.3, the adoption of new accounting standards (see note 2 to the consolidated financial statements) partially offset by $183.7 of dividends paid during 2007.

Crum & Forster’s investments in Fairfax affiliates as at December 31, 2007 consist of:

Affiliate	% interest

Northbridge (common shares)	15.5
TRG Holdings (Class 1 shares)	5.2
MFX	9.3

For more information on Crum & Forster, please see its 10-K report for 2007 which will be posted on its website www.cfins.com.

Asian Insurance – Fairfax Asia

	2007	2006	2005

Underwriting profit	20.3	14.5	4.8

Combined ratio
Loss & LAE	56.2%	55.7%	65.5%
Commissions	(3.1)%	7.5%	12.3%
Underwriting expense	17.3%	15.2%	15.2%

	70.4%	78.4%	93.0%

Gross premiums written	171.2	134.8	76.6

Net premiums written	70.5	60.5	46.5

Net premiums earned	68.7	67.3	68.2

Underwriting profit	20.3	14.5	4.8
Interest and dividends	17.4	3.3	7.5

Operating income	37.7	17.8	12.3
Net gains (losses) on investments	(0.3)	14.2	1.0

Pre-tax income before interest and other	37.4	32.0	13.3

Net income after taxes	28.7	23.0	7.3

Fairfax Asia comprises the company’s Asian holdings and operations: Singapore-based First Capital Insurance Limited, Hong Kong-based Falcon Insurance Limited, 24.9%-owned Bangkok-based Falcon Insurance Public Company Limited and a 26.0% equity-accounted interest in Mumbai-based ICICI Lombard General Insurance Company Limited, India’s largest (by market share) private general insurer (the remaining 74.0% interest is held by ICICI Bank, India’s second largest commercial bank).

Underwriting performance for 2007 featured improved underwriting profit of $20.3 ($14.5 in 2006) and a combined ratio of 70.4% (78.4% in 2006). The improved results included 6.4 combined ratio points ($4.4) of net favourable development of prior years’ reserves (4.2 combined ratio points ($2.8) of net adverse development in 2006). In 2007, increased marine business written by First Capital, a significant portion of which was ceded to third parties, was partially offset by a decrease in premiums written by Falcon due to intense market competition, resulting in a 27.0% increase in gross premiums written and a 16.5% increase in net premiums written. Improved operating income for 2007, reflecting improved underwriting profit and increased interest and dividend income, was partially offset by decreased net investment gains and contributed to increased pre-tax income before interest and other of $37.4 compared to $32.0 in 2006.

Fairfax Asia’s 2006 underwriting profit rose to $14.5 compared to $4.8 in 2005, and operating income increased to $17.8 from $12.3. The improved results reflect 2006 underwriting profit at First Capital of $22.6 (underwriting profit of $3.9 in 2005), offset by an underwriting loss of $5.2 at Falcon (underwriting profit of $0.6 in 2005). First Capital’s underwriting results include net favourable development of prior periods’ reserves of $2.6, while Falcon’s underwriting results include net adverse development of $5.4 primarily related to its employees’ compensation insurance line of business. Net premiums written by Fairfax Asia in 2006 grew by 30.1% to $60.5, driven primarily by growth at First Capital. Net realized gains of $14.2 during 2006 (compared to $1.0 in 2005), combined with significantly higher underwriting profit and operating income, resulted in 2006 net earnings of $23.0 for Fairfax Asia, compared to $7.3 in 2005.

During 2007, Fairfax Asia contributed $15.3 to ICICI Lombard General Insurance Company through participation in a rights offering to maintain Fairfax Asia’s 26.0% interest. In total, as at December 31, 2007, the company had invested $57.1 in ICICI Lombard and carried this investment at $62.6 on the equity basis of accounting (and at a fair value of $149.0 for balance sheet disclosure purposes). The company’s investment in ICICI Lombard is included in portfolio investments in the Fairfax Asia balance sheet that follows.

Fairfax Asia’s share of ICICI Lombard’s net earnings or loss on an equity-accounted basis was net income of $7.4 in 2007, net loss of $2.6 in 2006 and net income of $2.4 in 2005. During the nine-month period ended December 31, 2007 ICICI Lombard’s gross premium written increased in Indian rupees by 33.0% over the comparable 2006 period with a combined ratio (trade basis) of 98.7% on an Indian GAAP basis. With a 12.7% market share, 4,920 employees and 257 offices across India, ICICI Lombard is India’s largest (by market share) private general insurer. Please see its website (www.icicilombard.com) for further details of its operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Set out below are the balance sheets for Fairfax Asia as at December 31, 2007 and 2006:

	2007	2006

Assets
Accounts receivable and other	41.5	33.4
Recoverable from reinsurers	109.9	61.3
Portfolio investments	375.9	286.7
Deferred premium acquisition costs	0.5	5.0
Future income taxes	–	2.6
Premises and equipment	1.3	1.0
Goodwill	5.4	5.4
Due from affiliates	–	0.4

Total assets	534.5	395.8

Liabilities
Accounts payable and accrued liabilities	62.0	44.4
Funds withheld payable to reinsurers	1.3	0.9
Provision for claims	145.6	123.5
Unearned premiums	87.1	56.1
Deferred taxes payable	0.7	–

Total liabilities	296.7	224.9
Non-controlling interests	2.1	7.3
Shareholders’ equity	235.7	163.6

Total liabilities and shareholders’ equity	534.5	395.8

Significant changes to Fairfax Asia’s balance sheet as at December 31, 2007, reflecting increased business activity during 2007, included an $89.2 increase in portfolio investments and increased recoverable from reinsurers, provision for claims and unearned premiums. Shareholders’ equity increased by $72.1 as a result of 2007 earnings, the positive impact of the adoption of new accounting standards (see note 2 to the consolidated financial statements) and the issuance of $16.6 of additional equity capital to Fairfax to fund the $15.3 increase in Fairfax Asia’s investment in ICICI Lombard and to provide capital for the general growth in Fairfax Asia’s business.

               Reinsurance – OdysseyRe(1)

	2007	2006	2005

Underwriting profit (loss)	94.7	77.0	(397.8)

Combined ratio
Loss & LAE	66.4%	68.7%	90.5%
Commissions	20.6%	20.8%	20.8%
Underwriting expense	8.5%	7.0%	6.2%

	95.5%	96.5%	117.5%

Gross premiums written	2,282.7	2,361.7	2,628.5

Net premiums written	2,089.4	2,186.9	2,303.3

Net premiums earned	2,120.5	2,225.8	2,275.9

Underwriting profit (loss)	94.7	77.0	(397.8)
Interest and dividends	309.3	298.4	167.2

Operating income (loss)	404.0	375.4	(230.6)
Net gains on investments	554.6	358.9	103.2

Pre-tax income (loss) before interest and other	958.6	734.3	(127.4)

Net income (loss) after taxes	596.0	470.7	(110.2)

(1)	These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between Canadian and US GAAP.

OdysseyRe generated improved underwriting profit of $94.7 and a combined ratio of 95.5% in 2007, compared to $77.0 and 96.5% respectively in 2006. The 2007 combined ratio included 1.9 combined ratio points ($40.5) of net adverse reserve development (a total of $142.9 in the Americas division, including $77.4 for asbestos and environmental reserves strengthening, a $21.2 charge related to a third quarter litigation settlement, and adverse development of 2001 and prior years’ casualty losses, partially offset by net favourable emergence in the London Market ($57.0) and U.S. Insurance ($38.7) divisions) and 4.7 combined ratio points ($98.8) for current period catastrophe losses (primarily Storm Kyrill, Cyclone Gonu, Mexico floods, Jakarta floods, Peru earthquake and UK floods). The 2006 underwriting results included 8.3 combined ratio points ($185.4) of net adverse reserve development (primarily the Americas division 2001 and prior years’ casualty reserves and 2005 property catastrophe losses) and 1.6 combined ratio points ($34.9) of current period catastrophe losses (primarily U.S. Gulf storms and India floods) in 2006. OdysseyRe’s 2006 underwriting results also included a $33.8 loss related to a commutation with affiliate nSpire Re (this was recorded as a loss of $5.5 under US GAAP in the consolidated financial statements of OdysseyRe) which was recorded as adverse reserve development in these OdysseyRe segment results and which was eliminated in the consolidated financial statements of Fairfax. During 2006, OdysseyRe’s worldwide reinsurance and insurance operations generated underwriting profit of $77.0 and a combined ratio of 96.5%, compared to an underwriting loss of $397.8 and a combined ratio of 117.5% in 2005. OdysseyRe’s results in 2005, a year of unprecedented catastrophe losses industry-wide, included 19.2 combined ratio points ($436.0 of pre-tax losses, net of applicable reinstatement premiums and reinsurance) arising from Hurricanes Katrina, Rita and Wilma. OdysseyRe’s 2006 underwriting results included 8.3 combined ratio points ($185.4 pre-tax, including a third quarter $33.8 pre-tax loss on the commutation of an intercompany reinsurance treaty) in net adverse development of prior years’ loss reserves arising primarily from 2001 and prior years’ U.S. casualty and latent reserves, partially offset by favourable development of recent years’ business in the U.S. Insurance, London Market and EuroAsia divisions.

FAIRFAX FINANCIAL HOLDINGS LIMITED

OdysseyRe continued to experience broad competitive pressures in 2007 in the global reinsurance and insurance markets in which it competes. Declines in reinsurance premiums reflected increasing client retentions and softening pricing in global reinsurance markets, and planned reductions in the U.S. Insurance division’s personal auto business. These decreases were partially offset by increases in premiums of the London Market and EuroAsia divisions, where favourable foreign currency movements also resulted in increased U.S. dollar-denominated premiums. Gross premiums written during the year declined 3.3%, with a decrease in the Americas division (9.7%) partially offset by increases in the U.S. Insurance (4.5%), London Market (2.7%) and EuroAsia (0.8%) divisions. Net premiums written during the year declined by 4.5%, and net premiums earned decreased by 4.7%. Gross premiums written by OdysseyRe in 2006 of $2,361.7 declined by 10.2% from $2,628.5 in 2005 (excluding reinstatement premiums in 2006 and 2005, the decline was 7.8%). The decline primarily reflected a reduction in the amount of reinsurance business written in 2006 on a proportional basis in certain classes of business, particularly for catastrophe-exposed property business in the U.S., and OdysseyRe’s decision to migrate certain proportional business to an excess of loss basis, which had the effect of reducing written premiums attributable to the coverage. In addition, the absence of major catastrophes in 2006 resulted in a decrease in reinstatement premiums. Lastly, OdysseyRe experienced a decline in casualty classes of business in 2006, reflecting lower levels of reinsurance purchased by its customers and generally increased competition in certain specialty classes.

Increased 2007 operating income, resulting from a 23.0% increase in underwriting profit and a 3.7% increase in interest and dividends, and a 54.5% increase in net investment gains ($554.6, including $298.3 of net gains related to credit default swaps, a $130.1 gain on the sale of the company’s investment in Hub International Limited, $180.7 of net gains on bonds, common stocks and other derivative securities, and $54.5 of impairments recorded on common stock and bond investments) contributed to a $125.3 increase in net income to $596.0 from $470.7 in 2006.

Significantly increased 2006 interest and dividend income (a 78.5% increase to $298.4 in 2006 from $167.2 in 2005, due primarily to an increased portfolio, a higher proportion of interest-bearing investment assets and higher short term interest rates) and net realized gains ($358.9 in 2006, including net gains of $376.7 on common stocks, net gains of $44.6 on bonds, net losses of $101.2 related to derivative securities, $28.2 recorded as other than temporary impairments in the values of certain common stocks and bonds, and $69.5 of realized foreign exchange gains, compared to $103.2 in 2005, including net gains of $126.9 on bonds, net gains of $106.6 on common stocks, net losses of $55.6 related to derivative securities, $43.5 recorded as other than temporary impairments in the values of certain common stocks and bonds, and $26.3 of realized foreign exchange losses), combined with the turnaround in underwriting profitability, increased OdysseyRe net income to $470.7 in 2006 from a net loss of $110.2 in 2005.

Cash flow provided by operating activities for 2007 was $162.8 compared to $745.2 for 2006, with the decline primarily attributable to decreased reinsurance recoveries and increased income taxes paid. Increased 2006 net operating cash flows of $745.2 (compared to $397.3 in 2005) reflected increased operating income and collections of reinsurance recoverable and income taxes receivable, offset somewhat by decreases in funds withheld payable to reinsurers and reinsurance balances payable.

Set out below are the balance sheets for OdysseyRe as at December 31, 2007 and 2006:

	2007	2006

Assets
Accounts receivable and other	724.2	710.3
Recoverable from reinsurers	787.2	849.3
Portfolio investments	7,635.1	6,862.3
Deferred premium acquisition costs	150.8	149.9
Future income taxes	50.3	238.0
Premises and equipment	12.5	10.3
Goodwill	10.7	11.5
Other assets	26.3	21.7
Investments in Fairfax affiliates	88.5	88.5

Total assets	9,485.6	8,941.8

Liabilities
Accounts payable and accrued liabilities	330.8	256.1
Short sale and derivative obligations	63.4	120.3
Due to affiliates	3.6	3.5
Funds withheld payable to reinsurers	88.0	108.0
Provision for claims	5,119.1	5,142.2
Unearned premiums	769.1	786.8
Long term debt	489.2	512.3

Total liabilities	6,863.2	6,929.2
Shareholders’ equity	2,622.4	2,012.6

Total liabilities and shareholders’ equity	9,485.6	8,941.8

(1)	These balance sheets differ from those published by Odyssey Re Holdings Corp. primarily due to differences between Canadian and US GAAP.

Significant changes to OdysseyRe’s 2007 balance sheet reflected the effects of the softening underwriting cycle and increased reinsurance client retentions on certain of OdysseyRe’s classes of business in 2007, and the effects of record investment income and earnings on portfolio investments and shareholders’ equity. Portfolio investments increased during 2007 by $772.8 ($829.7 net of the $56.9 reduction in securities sold but not yet purchased), reflecting positive net operating cash flows, modestly increased interest and dividend income and net investment gains of $554.6. The $187.7 decrease in future income taxes was primarily related to the deferred income taxes arising from the change in net unrealized gains on available for sale and held for trading securities. The $62.1 decline in balances recoverable from reinsurers primarily reflected OdysseyRe’s operating decision to selectively increase its own retentions, commutations of certain ceded business, and collections of paid losses related to ceded 2005 hurricane losses. Shareholders’ equity increased by $609.8, primarily reflecting net earnings of $596.0, partially offset by common and preferred dividends paid during the year of $26.1. Including its record net earnings achieved in 2007, since the end of 2001 (the year of OdysseyRe’s IPO) OdysseyRe’s book value per common share has grown at a compound annual rate of 20.4% on a US GAAP basis.

OdysseyRe’s investments in Fairfax affiliates as at December 31, 2007 consist of:

Affiliate	% interest

TRG Holdings (Class 1 shares)	47.4
Fairfax Asia	25.9
MFX	7.4

For more information on OdysseyRe’s results, please see its 10-K report for 2007 and its 2007 annual report, which are posted on its website www.odysseyre.com.

FAIRFAX FINANCIAL HOLDINGS LIMITED

               Reinsurance – Group Re

Group Re primarily constitutes the participation by CRC (Bermuda), Wentworth (based in Barbados) and nSpire Re in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms and pricing as the third party reinsurers. Group Re’s activities are managed by Fairfax.

Consistent with the company’s objective of retaining more business for its own account during periods of favourable market conditions, CRC (Bermuda), Wentworth and nSpire Re may participate in certain of the reinsurance programs of Fairfax’s subsidiaries, by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms and pricing as the third party reinsurers. The provision of such reinsurance, which may vary by program and by subsidiary, is reported as “Group Re”. Since 2004, Group Re, through CRC, Wentworth and nSpire Re, has also written third party business. Group Re’s cumulative pre-tax income since its inception in 2002 is $125.4, notwithstanding its hurricane-related $80.0 pre-tax loss in 2005.

	2007	2006	2005

Underwriting profit (loss)	11.3	14.4	(103.6)

Combined ratio
Loss & LAE	54.4%	67.4%	107.3%
Commissions	39.1%	26.8%	24.9%
Underwriting expense	2.1%	1.5%	0.7%

	95.6%	95.7%	132.9%

Gross premiums written	250.2	325.9	334.2

Net premiums written	251.2	314.5	326.5

Net premiums earned	258.4	332.4	314.9

Underwriting profit (loss)	11.3	14.4	(103.6)
Interest and dividends	25.1	27.1	9.9

Operating income (loss)	36.4	41.5	(93.7)
Net gains on investments	8.5	18.9	13.7

Pre-tax income (loss) before interest and other	44.9	60.4	(80.0)

Net income (loss) after taxes	44.9	59.6	(80.0)

Commencing in the first quarter of 2007, Group Re’s results are reported separately from the results of the Runoff segment. Underwriting results for 2007 featured underwriting profit of $11.3 ($14.4 in 2006) and a combined ratio of 95.6% (95.7% in 2006). Underwriting performance for the year included the benefit of 10.9 combined ratio points ($28.4) related to net favourable development of prior years’ reserves reflecting favourable loss emergence trends in the reserves of Group Re cedants (compared to net adverse development of 6.7 combined ratio points ($22.2) in 2006, principally related to 2005 hurricane losses). Increasingly competitive conditions in reinsurance markets accounted for declines in gross premiums written and net premiums written in 2007 compared to 2006 of 23.2% and 20.1% respectively. Net premiums written pursuant to the proportional quota share treaty between CRC (Bermuda) and Northbridge’s Lombard Insurance operating companies were $166.3 in 2007 (2006-$151.5; 2005-$141.0). For 2007, a modest decrease in operating income and a decline in net investment gains led to a decline in pre-tax income before interest and other to $44.9 in 2007 from $60.4 in 2006. The 2005 pre-tax and after-tax loss of $80.0 reflects $105.6 of losses arising from Hurricanes Katrina, Rita and Wilma.

Set out below are the balance sheets for Group Re as at December 31, 2007 and 2006.

	2007	2006

Assets
Accounts receivable and other	67.8	75.1
Recoverable from reinsurers	12.4	24.4
Portfolio investments	898.2	752.6
Deferred premium acquisition costs	4.3	7.0
Future income taxes	1.1	–
Premises and equipment	0.6	1.2
Investments in Fairfax affiliates	157.2	142.8

Total assets	1,141.6	1,003.1

Liabilities
Accounts payable and accrued liabilities	3.8	3.1
Due to affiliates	12.9	6.2
Funds withheld payable to reinsurers	3.6	2.7
Provision for claims	588.1	603.0
Unearned premiums	118.4	119.5

Total liabilities	726.8	734.5

Shareholders’ equity	414.8	268.6

Total liabilities and shareholders’ equity	1,141.6	1,003.1

Significant changes to the 2007 balance sheet compared to the 2006 balance sheet are an increase in portfolio investments of $145.6, resulting from increased cash flow provided by operating activities, and decreases in recoverable from reinsurers of $12.0 and provision for claims of $14.9 due to reduced written premiums. Shareholders’ equity increased by $146.2, reflecting net earnings of $44.9 and an increase in shareholders’ equity as a result of the adoption of new accounting standards (see note 2 to the consolidated financial statements).

Group Re’s investments in Fairfax affiliates as at December 31, 2007 consist of:

Affiliate	% interest

Cunningham Lindsey (CRC (Bermuda))	13.5
Fairfax Asia (Wentworth)	74.1
TRG Holdings (Class 1 shares)(CRC (Bermuda), Wentworth)	33.9

          Interest and Dividends

Interest and dividend income earned at the company’s insurance and reinsurance operations in 2007 increased to $604.4 from $586.1 in 2006, as the effect of significantly increased portfolio investments more than offset the reduction due to losses recorded on equity method investments and the effect of lower average short term interest rates prevailing in 2007 compared to 2006. Interest and dividend income earned by the company’s insurance and reinsurance operations in 2006 increased to $586.1 from $355.3 in 2005, due primarily to higher short term interest rates and increased investment portfolios resulting from subsidiaries’ positive cash flow from operations, and the reduction in 2005 interest and dividend income caused by recording the company’s share of Advent’s $45.1 hurricane-affected 2005 net loss.

Consolidated interest and dividend income for 2007 increased 1.9% to $761.0 from $746.5, principally as a result of the increase in the average investment portfolio for 2007 compared to 2006, partially offset by the effects of the general year-over-year decline in interest rates and losses recorded on equity method investments.

FAIRFAX FINANCIAL HOLDINGS LIMITED

          Net Gains on Investments

Consolidated net gains on investments in 2007 of $1,639.4 included net gains for the company’s insurance and reinsurance operations of $984.0 net gains of (2006 – $666.6; 2005 – $320.1), $291.8 for the runoff companies, $371.2 of net gains for the holding company and $7.6 of net losses for Cunningham Lindsey. Consolidated results for 2006 included net gains on investments of $765.6 and the $69.7 net gain on the company’s secondary offering of OdysseyRe common shares. Total net gains of $835.3 in 2006 comprised $132.7 of net gains for the Runoff segment (including a $111.6 pre-tax gain on OdysseyRe common shares sold by U.S. runoff companies to facilitate the company’s secondary offering in the fourth quarter, a portion of which gain was eliminated on consolidation, resulting in a $69.7 gain on a consolidated basis) and net gains of $36.0 for the holding company, in addition to the net gains of $666.6 for the insurance and reinsurance operations. Consolidated net realized gains on investments in 2005 of $385.7 included net gains of $45.5 in the runoff companies, $17.7 of net gains for the holding company and net gains of $2.4 for Cunningham Lindsey, in addition to the net investment gains for the insurance and reinsurance operations. Included in consolidated net gains for 2007 was a provision of $112.8 (2006 – $37.8; 2005 – $48.5) for other than temporary impairments and writedowns of certain bonds and common stocks.

Consolidated net investment gains for 2007 of $1,639.4 ($765.6 in 2006) included $1,145.0 of net gains related to credit default swaps, $87.7 of net gains on other derivative positions, $140.5 of net gains on common stocks, $92.7 of net gains on bonds, $112.8 of other than temporary impairments on common stocks and bonds, a $220.5 gain on the sale of the company’s investment in Hub International Limited, and $65.8 of net gains on other investments. Consolidated net investment gains of $765.6 in 2006 included $251.0 of net losses related to derivative positions, $795.1 of net gains on common stocks (including significant gains derived in large part from the sale of Asian equities and a $137.3 gain on the sale of the company’s remaining investment in Zenith National Insurance Corp.), $209.0 of net gains on bonds, $37.8 of other than temporary impairments on common stocks and bonds, and $50.3 of net gains on other securities.

As of December 31, 2007, Fairfax owned $18.5 billion notional amount of credit default swaps with an average term to maturity of 4.0 years, an original cost of $340.0 and a market value of $1,119.1. As of December 31, 2006, the company held $13.2 billion notional amount of credit default swaps with an original cost of $275.6 and a market value of $71.2. Net gains on sales in 2007 of credit default swaps with a notional amount of $965.5 were $184.7 (2006 – nil) and net mark-to-market gains were $960.3 (2006 – net losses of $83.5).

In the first quarter of 2008, up to February 15, Fairfax sold an additional $2.7 billion notional amount of credit default swaps (including virtually all of its credit default swaps referenced to U.S. monoline bond insurers) for proceeds of $651.1 and gains on sale (being gains in excess of the mark-to-market value as at December 31, 2007) of $150.9. The net mark-to-market gain for the January 1 to February 15, 2008 period on the $18.0 billion notional amount of credit default swaps remaining at February 15, 2008 (including 2008 purchases of $2.2 billion notional amount of credit default swaps for $62.1) was $596.5, bringing total net gains related to credit default swaps for this period to $747.4. The fair value of the $18.0 billion notional amount of credit default swaps remaining at February 15, 2008 was $1,277.6.

The credit default swaps are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition.

          Runoff

The runoff business segment was formed with the acquisition on August 11, 1999 of the company’s interest in The Resolution Group (TRG), which was comprised of the runoff management expertise and experienced personnel of TRG, and a wholly-owned insurance subsidiary in runoff, International Insurance Company (IIC). The runoff segment currently consists of two groups: the U.S. runoff group, consisting primarily of TIG Insurance Company (TIG) and the portion of Fairmont’s business which was placed in runoff on January 1, 2006, and the European runoff group (RiverStone Insurance UK and nSpire Re). Both groups are managed by the dedicated TRG runoff management operation, identified under the RiverStone name, which has 247 full-time employees in the U.S. and Europe.

U.S. runoff group

The U.S. runoff group consists of TIG, Fairmont and (insignificantly) Old Lyme Insurance. TIG, as it exists today, is the result of its merger with IIC, which was acquired via the TRG acquisition, 27.5% in 1999 and 72.5% in 2002. For a detailed description of the history of the U.S. runoff group, please refer to page 62 of Fairfax’s 2004 Annual Report.

During 2005, the trust established for the benefit of TIG at the commencement of TIG’s runoff in December 2002 was terminated and the remaining assets in the trust were released. The assets released were all the shares of the Fairmont companies and the remaining 2 million common shares of OdysseyRe.

Effective December 31, 2005, all the shares of the Fairmont legal entities were transferred to TIG from its immediate parent company in exchange for 7.7 million common shares of OdysseyRe (with a market value of $193.1 at December 31, 2005). As a result, the runoff of the Fairmont entities’ historical business was reported as part of the runoff segment effective January 1, 2006 (as noted previously, Fairmont’s business continued, beginning in 2006, as the Fairmont Specialty division of Crum & Forster).

On March 8, 2007, TIG’s application to the California Department of Insurance (its principal regulator) to pay an extraordinary dividend to its parent company in the amount of approximately $124.8 was approved. The dividend payment was in the form of notes held by TIG issued by the company with face amounts totalling $122.5 plus accrued interest of approximately $2.3. After the dividend, the notes were cancelled by the company. After giving effect to these transactions, TIG continues to have policyholder surplus and risk-based capital that satisfy the requirements of the California Department of Insurance. These intercompany transactions had no impact on the company’s consolidated financial statements.

European runoff group

The European runoff group consists principally of RiverStone Insurance UK and nSpire Re.

RiverStone Insurance UK includes Sphere Drake Insurance and Syndicate 3500. Sphere Drake Insurance ceased underwriting and was put into runoff in 1999. In 2004, substantially all of Sphere Drake Insurance’s insurance and reinsurance portfolio was amalgamated into RiverStone Insurance UK, forming the unified European runoff portfolio. RiverStone Insurance UK resulted from the amalgamation during 2002 of RiverStone Stockholm, Sphere Drake Bermuda and CTR’s non-life operations, all of which ceased underwriting and were put into runoff between 1999 and 2001. In November 2003, RiverStone formed a new runoff syndicate at Lloyd’s of London, Syndicate 3500, to provide reinsurance-to-close for the 2000 and prior underwriting years of Kingsmead syndicates 271 and 506 for which TIG, along with third party capital providers, had provided underwriting capacity for 2000 and prior underwriting years. In 2005, the provisions for claims of Syndicate 506 were transferred to Syndicate 3500 as a result of the reinsurance-to-close of the 2001 year of account. RiverStone Insurance UK reinsures the insurance and reinsurance portfolio of Syndicate 3500. This transaction allowed RiverStone to integrate direct management of these liabilities into the European runoff platform.

During 2005, RiverStone Insurance UK obtained U.S. court sanction for the previously English court-approved transfer of certain obligations from its affiliate Sphere Drake Insurance, to facilitate its carrying on the European runoff as described above. The obtaining of these

FAIRFAX FINANCIAL HOLDINGS LIMITED

approvals will not result in the acceleration of the making or payment of claims or have any other material effect on the operation of the European runoff.

nSpire Re, headquartered in Ireland, reinsures the insurance and reinsurance portfolios of RiverStone Insurance UK. nSpire Re’s insurance and reinsurance obligations are guaranteed by Fairfax. RiverStone Insurance UK, with 90 full-time employees in its offices in the United Kingdom, provides the management (including claims handling) of the majority of nSpire Re’s insurance and reinsurance liabilities and the collection and management of the majority of its reinsurance assets. In addition to its role in the consolidation of the European runoff companies, nSpire Re also has two other mandates, described in the following paragraph and under Group Re.

nSpire Re served as the entity through which Fairfax primarily provided financing for the acquisition of its U.S. insurance and reinsurance companies. nSpire Re had capital and surplus as at December 31, 2007 in excess of $1.0 billion and holds debt of Fairfax’s U.S. holding company and company debt resulting from those acquisitions. For each of its U.S. acquisitions, Fairfax financed the acquisition, at the Canadian holding company, with an issue of subordinate voting shares and long term debt. The proceeds of this long term financing were invested in nSpire Re’s capital which then provided the acquisition financing to Fairfax’s U.S. holding company to complete the acquisition. As a result of a restructuring completed in 2007, nSpire Re no longer holds a direct or indirect equity interest in any Fairfax affiliate.

Related party transactions of nSpire Re, including its provision of reinsurance to affiliates, is effected on market terms and at market prices, and require approval by nSpire Re’s board of directors, three of whose five members are unrelated to Fairfax. nSpire Re’s accounts are audited annually by PricewaterhouseCoopers LLP, and its reserves are certified annually by Milliman USA and are included in the consolidated reserves on which PricewaterhouseCoopers LLP provides an annual valuation actuary’s report.

In January 2005, the European runoff group purchased Compagnie de Réassurance d’Ile de France (Corifrance), a French reinsurance company in runoff, for $59.8 (€44.0). The purchase price was the amount by which the $122.2 (€89.9) fair value of Corifrance’s assets exceeded the $62.4 (€45.9) fair value of Corifrance’s liabilities. As part of the consideration for the purchase, the European runoff group received an indemnity from the vendor, capped at the amount of the purchase price and expiring on December 31, 2007 for any adverse development of the net reserves acquired. As at December 31, 2007 the Corifrance reserves had developed favourably, and no claim is expected to be made by the company under the vendor’s indemnity.

Swiss Re Corporate Adverse Development Cover

As part of its acquisition of TIG effective April 13, 1999, Fairfax purchased a $1 billion corporate adverse development cover ultimately reinsured with a Swiss Re subsidiary (the Swiss Re corporate adverse development cover), protecting it, on an aggregate basis, from adverse development of claims and uncollectible reinsurance above the aggregate reserves set up by all of its subsidiaries (including TIG, but not including other subsidiaries acquired after 1998) at December 31, 1998. At December 31, 2004, the company had ceded losses under this cover utilizing the full $1 billion limit of that cover.

As of December 31, 2002, Fairfax assigned the full benefit of the Swiss Re corporate adverse development cover to nSpire Re which had previously provided the indirect benefit of the Swiss Re corporate adverse development cover to TIG and the European runoff companies. Although Fairfax remained legally liable for its original obligations with respect to the Swiss Re corporate adverse development cover, under the terms of the assignment agreement, nSpire Re was responsible to Fairfax for all premium and interest payments after 2002 for any additional losses ceded to the Swiss Re corporate adverse development cover.

On July 27, 2006, nSpire Re exercised its right to commute the Swiss Re corporate adverse development cover, as it had determined with Fairfax that based on projected payout patterns and other financial considerations, that the cover no longer provided it with a commercial or economic advantage. At the time of the commutation on August 3, 2006, Fairfax also terminated its $450 letter of credit facility effectively secured by the assets held in trust derived from the premiums on the Swiss Re corporate adverse development cover and the accumulated interest thereon. By virtue of the commutation, the $587.4 of funds withheld in trust under the Swiss Re corporate adverse development cover were paid to nSpire Re. nSpire Re deployed approximately $450 of those funds to secure or settle $450 of its reinsurance obligations to other Fairfax subsidiaries previously secured by letters of credit issued under the former letter of credit facility.

Commutations

On August 3, 2006, nSpire Re commuted the Swiss Re corporate adverse development cover, as described in the immediately preceding section. The accounting effect of the commutation, recorded in 2006, was a non-cash pre-tax and after-tax loss of $412.6. The commutation resulted in a $1 billion decrease in the balance recoverable from reinsurers and a $587.4 decrease in funds withheld payable to reinsurers.

During 2005, in pursuance of Fairfax’s goal of simplifying its runoff structure and in recognition of the strength and stability achieved by TIG (U.S. runoff) since the commencement of TIG’s runoff in December 2002, TIG commuted the adverse development covers provided to it by Chubb Re soon after the commencement of its runoff, and agreed to commute the adverse development cover provided to IIC (with which TIG merged soon after the commencement of its runoff) by Ridge Re (a subsidiary of Xerox) at the time of Xerox’s restructuring of its financial services businesses in 1992. The Chubb Re commutation resulted in a $103.1 operating loss recorded in 2005 (the inception of the Chubb Re cover had resulted in an $89.2 operating gain in 2003), while the Ridge Re commutation had no material effect on income. Effects of the commutations were that TIG’s provision for claims increased by the amount of reserves that were formerly reinsured, and TIG’s cash increased by the cash it received on the commutation – approximately $197 from the Chubb Re commutation and $373.3 from the Ridge Re commutation, which was agreed to during the fourth quarter of 2005 and which closed in 2006. The $373.3 cash proceeds on the Ridge Re commutation was received in March 2006.

Results and balance sheet

Set out below is a summary of the operating results of Runoff for the years ended December 31, 2007, 2006 and 2005.

Year ended December 31, 2007

	U.S.	Europe	Total

Gross premiums written	8.0	–	8.0

Net premiums written	(10.4)	–	(10.4)

Net premiums earned	(3.3)	–	(3.3)
Losses on claims	(105.7)	(16.5)	(122.2)
Operating expenses	(35.8)	(34.5)	(70.3)
Interest and dividends	68.4	23.2	91.6

Operating income (loss)	(76.4)	(27.8)	(104.2)
Net gains on investments	264.9	26.9	291.8

Pre-tax income (loss) interest and other	188.5	(0.9)	187.6

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2006

	U.S.	Europe	Total

Gross premiums written	163.2	(2.3)	160.9

Net premiums written	20.3	(1.3)	19.0

Net premiums earned	86.3	(1.0)	85.3
Losses on claims (excluding the reinsurance commutation below)	(129.4)	(39.7)	(169.1)
Operating expenses	(41.2)	(66.6)	(107.8)
Interest and dividends	79.9	9.4	89.3

Operating income (loss)	(4.4)	(97.9)	(102.3)
Net gains on investments (except as noted below)	11.7	9.4	21.1

Pre-tax income (loss) before the undernoted	7.3	(88.5)	(81.2)
Loss on reinsurance commutation(1)	–	(412.6)	(412.6)
Net gain on sale of OdysseyRe shares(2)	111.6	–	111.6

Pre-tax income (loss) before interest and other	118.9	(501.1)	(382.2)

Year ended December 31, 2005

	U.S.	Europe	Total

Gross premiums written	14.8	28.6	43.4

Net premiums written	(15.2)	28.7	13.5

Net premiums earned	(20.1)	41.3	21.2
Losses on claims (excluding the reinsurance commutation below)	(181.4)	(247.0)	(428.4)
Operating expenses	(20.8)	(85.5)	(106.3)
Interest and dividends	49.0	(16.3)	32.7

Operating income (loss)	(173.3)	(307.5)	(480.8)
Net (losses) gains on investments	(0.1)	45.6	45.5

Pre-tax (loss) before the undernoted	(173.4)	(261.9)	(435.3)
Loss on reinsurance commutation(1)	(103.1)	—	(103.1)

Pre-tax (loss) before interest and other	(276.5)	(261.9)	(538.4)

(1)	See the “Commutations” discussion preceding this section.

(2)	Realized gain on the sale in 2006 of OdysseyRe shares by U.S. runoff companies to facilitate the company’s OdysseyRe secondary offering (a portion of which was eliminated on consolidation, resulting in a $69.7 gain on a consolidated basis).

Commencing in the first quarter of 2007, results of Runoff are reported excluding the operating results of Group Re (with prior periods reclassified). In 2007, the Runoff segment generated pre-tax income of $187.6, inclusive of an operating loss of $104.2 and net investment gains of $291.8, principally comprised of gains on sales of credit default swaps of $21.3 and net mark-to-market gains on credit default swaps of $219.9. The operating loss of $104.2 ($102.3 in 2006) reflected reduced operating expenses ($70.3 in 2007 compared to $107.8 in 2006 as a result of measures undertaken as part of the restructuring of the worldwide runoff organization in 2006 and 2007), lower losses on claims (reduced losses in European runoff, including $9.5 of net favourable reserve development, and in U.S. runoff despite the impact of $100.4 of net unfavourable reserve development, primarily attributable to strengthening of TIG reserves for workers’ compensation and uncollectible reinsurance), as well as an $88.6 decline in net premiums earned. The year-over-year declines in 2007 written and earned premiums, as well as a portion of the declines in operating expenses and losses on claims, in U.S. runoff primarily reflected the transitional impact in 2006 of the acquisition of the Fairmont entities (on January 1, 2006 the Fairmont entities were placed into runoff, while the ongoing business carried on as the Fairmont Specialty division of Crum & Forster).

The Runoff segment’s 2006 pre-tax loss of $382.2 included a $412.6 non-cash pre-tax and after-tax loss on the commutation of the Swiss Re corporate adverse development cover in the third quarter and the benefit of a $111.6 pre-tax gain on OdysseyRe common shares sold by U.S. runoff companies to facilitate the company’s secondary offering in the fourth quarter (a portion of which gain was eliminated on consolidation, resulting in a $69.7 gain on a consolidated basis). The $81.2 pre-tax loss in 2006 for the Runoff segment remaining after the two transactions noted above included the following: $60.6 of pre-tax charges for net reserve strengthening in U.S. runoff, primarily attributable to strengthening of workers’ compensation and general liability reserves as well as ULAE reserves; $15.2 of pre-tax charges for net reserve strengthening in European runoff, primarily arising from U.S. construction defect claims and including a $33.8 pre-tax gain on the commutation of an intercompany reinsurance treaty with OdysseyRe during the third quarter (this gain was eliminated in the consolidation of Fairfax’s 2006 results); $14.7 of pre-tax charges related to the restructuring and downsizing of the worldwide runoff organization announced during the fourth quarter; and $9.3 of pre-tax income representing the excess of interest and dividend income and net realized gains over runoff operating and other costs incurred during 2006.

The Runoff segment’s 2005 pre-tax loss of $538.4 included $78.0 of reserve strengthening on certain U.S. runoff discontinued program business, $28.3 of net mark-to-market losses on runoff derivative securities positions, $138.8 of reserve strengthening in European runoff, $139.2 as the result of reinsurance commutations and the settlement of reinsurance disputes and $20.7 in connection with the closure and consolidation of claims processing locations. The remaining amount of 2005 pre-tax loss resulted from operating and other costs in excess of net investment income, partially offset by net realized gains on securities sold.

Runoff cash flow may be volatile as to timing and amounts, with potential variability arising principally from the requirement to pay gross claims initially while third party reinsurance is only collected subsequently in accordance with its terms and from the delay, until some time after claims are paid, of the release of assets pledged to secure the payment of those claims. During 2007, the runoff group did not require cash flow funding from Fairfax. During 2006, the runoff group required cash flow funding from Fairfax of $160.0 prior to the commutation of the Swiss Re corporate adverse development cover in the third quarter. During 2005, the runoff group required cash flow funding from Fairfax of approximately $163.5, excluding $75.0 transferred to nSpire in connection with Group Re hurricane losses. Based upon runoff’s projected plans and absent unplanned adverse developments, it is expected that in the future runoff will not require any cash flow funding from Fairfax that would be significant in relation to holding company cash resources.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Set out below are the balance sheets for Runoff as at December 31, 2007 and 2006.

December 31, 2007

	U.S.	European	Intrasegment
	Runoff	Runoff	Eliminations	Runoff

Assets
Accounts receivable and other	75.9	133.1	–	209.0
Recoverable from reinsurers	2,028.3	356.6	(65.3)	2,319.6
Portfolio investments	1,724.4	446.8	–	2,171.2
Future income taxes	679.6	–	–	679.6
Premises and equipment	2.3	0.7	–	3.0
Due from affiliates	–	13.7	–	13.7
Other assets	20.0	–	–	20.0
Investments in Fairfax affiliates	185.4	–	–	185.4

Total assets	4,715.9	950.9	(65.3)	5,601.5

Liabilities
Accounts payable and accrued liabilities	106.8	144.0	–	250.8
Due to affiliates	5.6	–	–	5.6
Funds withheld payable to reinsurers	7.0	15.6	(0.6)	22.0
Provision for claims	3,205.3	1,122.5	(64.7)	4,263.1
Unearned premiums	0.9	–	–	0.9

Total liabilities	3,325.6	1,282.1	(65.3)	4,542.4

Shareholders’ equity	1,390.3	(331.2)	–	1,059.1

Total liabilities and shareholders’ equity	4,715.9	950.9	(65.3)	5,601.5

December 31, 2006

	U.S.	European	Intrasegment
	Runoff	Runoff	Eliminations	Runoff

Assets
Accounts receivable and other	53.5	163.1	1.1	217.7
Recoverable from reinsurers	2,376.2	416.4	(111.9)	2,680.7
Portfolio investments	1,733.5	618.1	–	2,351.6
Future income taxes	728.9	31.0	–	759.9
Premises and equipment	0.4	4.5	–	4.9
Due from affiliates	124.0	–	–	124.0
Other assets	2.4	17.3	–	19.7
Investments in Fairfax affiliates	160.2	48.2	–	208.4

Total assets	5,179.1	1,298.6	(110.8)	6,366.9

Liabilities
Accounts payable and accrued liabilities	85.7	176.6	–	262.3
Short sale and derivative obligations	3.7	–	–	3.7
Funds withheld payable to reinsurers	14.7	18.8	1.1	34.6
Provision for claims	3,656.7	1,364.1	(111.9)	4,908.9
Unearned premiums	43.2	–	–	43.2

Total liabilities	3,804.0	1,559.5	(110.8)	5,252.7

Shareholders’ equity	1,375.1	(260.9)	–	1,114.2

Total liabilities and shareholders’ equity	5,179.1	1,298.6	(110.8)	6,366.9

The balance sheet for Runoff represents the sum of individual entity balance sheets even though the individual entities are not necessarily a part of the same ownership structure. The European runoff balance sheet excludes the over $1.0 billion of capital, as previously discussed, of nSpire Re related to the acquisition financing of the U.S. insurance and reinsurance companies. The following commentary relates to the balance sheet as at December 31, 2007.

Approximately $643.2 and $257.2 of the cash and short term investments and portfolio investments held by U.S. runoff and European runoff, respectively, are pledged in the ordinary course of carrying on their business, to support insurance and reinsurance obligations. Reinsurance recoverables include, in the U.S. runoff segment, $443.2 emanating from IIC, predominantly representing reinsurance recoverables on asbestos, pollution and health hazard (APH) claims, and include, in the European runoff segment, $29.4 of reinsurance recoverables on APH claims.

Significant changes to the 2007 balance sheet of the Runoff segment compared to the 2006 balance sheet primarily relate to the continued progress by Runoff management, as reflected by the $645.8 decline in the provision for claims, the $361.1 decrease in recoverable from reinsurers and the $180.4 decrease in portfolio investments.

The $679.6 future income taxes asset is entirely attributable to the U.S. runoff segment. The net operating losses in the European runoff segment have a full valuation allowance recorded against them. The $679.6 future income taxes asset on the U.S. runoff balance sheet consists principally of approximately $697.4 of capitalized U.S. operating losses which have already substantially been used by other Fairfax subsidiaries within the U.S. consolidated tax group (and have therefore been eliminated in the preparation of the company’s consolidated balance sheet) but which remain with the U.S. runoff companies on a stand-alone basis offset by $17.8 of temporary differences. The unused portion of the future income taxes asset may be realized (as portions of it have been in recent years) by filing a consolidated tax return whereby TIG’s net operating loss carryforwards are available to offset taxable income at Crum & Forster and other Fairfax subsidiaries within the U.S. consolidated tax group. (As previously discussed, OdysseyRe was deconsolidated from the U.S. consolidated tax group on August 28, 2006.)

Runoff’s investments in Fairfax affiliates as at December 31, 2007 consist of:

Affiliate	% interest

OdysseyRe (TIG)	15.4
Cunningham Lindsey (TIG and Fairmont)	13.5

U.S. runoff’s consolidated GAAP shareholders’ equity of $1,390.3 as at December 31, 2007, shown in the balance sheet above, differs from TIG’s standalone statutory surplus of $738.4 primarily because it includes future income taxes (TIG’s standalone $543.4 of the U.S. runoff’s consolidated $679.6 of future income taxes) and the reinsurance recoverables which are eliminated from the statutory surplus pursuant to a statutory schedule F penalty ($107.2, principally reinsurance due from non-U.S. reinsurers which are not licensed in the United States).

          Interest Expense

Consolidated interest expense for 2007 of $209.5, compared to $210.4 in 2006, included one-time costs of $21.2 incurred in the Crum & Forster debt offering and the Fairfax debt tender offer. Excluding these one-time costs, consolidated interest expense decreased by $22.1 or 10.5% for the year, reflecting the $182.0 decrease in consolidated debt during 2007 to $2,170.8 from $2,352.8 (pro forma) at December 31, 2006. Consolidated interest expense increased to $210.4 for 2006 from $200.4 in 2005, primarily reflecting additional interest expense on $100.0 of

FAIRFAX FINANCIAL HOLDINGS LIMITED

senior notes issued by OdysseyRe in the first quarter of 2006. Consolidated interest expense comprised the following:

	2007	2006	2005

Fairfax	105.1	125.2	121.7
Crum & Forster	29.8	33.0	32.9
Crum & Forster debt offering and tender offer costs	21.2	–	–
OdysseyRe	37.7	37.5	30.0
Cunningham Lindsey	15.7	14.7	15.8

	209.5	210.4	200.4

          Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies net of the company’s investment management and administration fees and investment income, including net investment gains, earned on Fairfax’s cash, short term investments and marketable securities, and comprised the following:

	2007	2006	2005

Fairfax corporate overhead	109.9	86.1	46.6
Subsidiary holding companies corporate overhead	39.0	40.0	44.5
Holding company interest and dividends	(19.3)	(23.9)	(26.9)
Holding company net gains on investments	(371.2)	(36.0)	(17.7)
Investment management and administration fees	(45.7)	(55.0)	(55.8)

	(287.3)	11.2	(9.3)

The increase in Fairfax corporate overhead expense to $109.9 in 2007 from $86.1 in 2006 related primarily to increased professional fees and capital tax reassessments relating to prior years. Subsidiary holding companies corporate overhead expense for 2007 declined to $39.0 from $40.0 in 2006, primarily reflecting reduced professional fees. Corporate overhead expenses in 2007 were more than offset by investment income earned on holding company cash, short term investments and marketable securities. Net gains on investments at the holding company in 2007 included $88.1 of net gains on sales of credit default swaps and $159.3 of net mark-to-market gains on credit default swaps. Fairfax corporate overhead costs increased significantly in 2006 over 2005, primarily as a result of increased professional fees (legal, audit and consulting) related to SEC subpoenas, litigation matters and restatements as well as to increased personnel costs and capital taxes. The decline in corporate overhead costs of subsidiary holding companies from 2005 to 2006 reflected reduced professional fees and personnel costs, partially offset by increased charitable contributions.

          Income Taxes

Income tax expense of $711.1 was recorded in 2007 (an effective tax rate of 32.9%) compared to $485.6 in 2006 (an effective tax rate of 55.3%). Earnings from operations before income taxes of $2,160.4 in 2007 compared to $878.6 in 2006 reflected improved underwriting profitability, modestly increased interest and dividends, significantly increased net gains on investments, reduced catastrophe losses and improved results from the company’s runoff unit. The effective income tax rate in 2007 was less than the company’s statutory income tax rate as a result of income having been earned in jurisdictions with relatively lower corporate income tax rates and lower rates of income tax applicable to certain investment income. The 2006 effective tax rate primarily reflected the fact that no income tax benefit was recognized on recording the loss on the 2006 commutation of the Swiss Re adverse development cover.

          Non-controlling Interests

The company’s non-controlling interests in the consolidated statements of earnings arose from the following subsidiaries:

	2007	2006	2005

Northbridge	111.0	59.5	66.7
OdysseyRe	241.0	106.0	(21.6)
Cunningham Lindsey	1.5	–	1.3

	353.5	165.5	46.4

Increased Northbridge and OdysseyRe net earnings in 2007, as well as the effect of decreased Fairfax ownership of OdysseyRe in 2007 compared to 2006 as a result of the company’s fourth quarter 2006 secondary offering of OdysseyRe’s common shares, contributed to a $188.0 increase in charges to consolidated net earnings for non-controlling interests. Notwithstanding Fairfax’s secondary offering of OdysseyRe common shares in December 2006 and the conversion of OdysseyRe’s convertible senior debentures in the second quarter of 2007, as a result of OdysseyRe’s 2007 repurchases of its common shares in the open market, Fairfax’s interest in OdysseyRe increased to 61.0% at the end of 2007 compared to 59.6% in 2006. During 2007, Northbridge and OdysseyRe purchased on the open market 841,947 and 2,636,989, respectively, of their common shares pursuant to previously announced common share repurchase programmes, increasing Fairfax’s ownership of Northbridge to 60.2% and of OdysseyRe to 61.0% and decreasing the consolidated balance sheet non-controlling interest by $25.7 and $86.4 for Northbridge and OdysseyRe respectively.

Provision for Claims

Since 1985, in order to ensure so far as possible that the company’s provision for claims (often called “reserves”) is adequate, management has established procedures so that the provision for claims at the company’s insurance, reinsurance and runoff operations are subject to several reviews, including by one or more independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Actuary at Fairfax, and one or more independent actuaries, including an independent actuary whose report appears in each Annual Report.

In the ordinary course of carrying on their business, Fairfax’s insurance, reinsurance and runoff companies pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Common situations where assets are so pledged, either directly or to support letters of credit issued for the following purposes, are regulatory deposits (such as with states for workers’ compensation business), deposits of funds at Lloyd’s in support of London market underwriting, and the provision of security as a non-admitted company, as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. The $2.2 billion of cash and investments pledged by the company’s subsidiaries at December 31, 2007, referred to in note 3 to the consolidated financial statements, represents the aggregate amount as at that date that has been pledged in the ordinary course of business to support each pledging subsidiary’s respective obligations, as described in this paragraph (these pledges do not involve the cross-collateralization by one group company of another group company’s obligations).

Claims provisions are established by our primary insurance companies by the case method as claims are initially reported. The provisions are subsequently adjusted as additional information on the estimated amount of a claim becomes known during the course of its settlement. Our reinsurance companies rely on initial and subsequent claims reports received from ceding companies to establish our estimated provisions. In determining our provision to cover the estimated ultimate liability for all of our insurance and reinsurance obligations, a provision is also made for management’s calculation of factors affecting the future development of claims

FAIRFAX FINANCIAL HOLDINGS LIMITED

including IBNR (incurred but not reported) based on the volume of business currently in force and the historical experience on claims.

As time passes, more information about the claims becomes known and provision estimates are consequently adjusted upward or downward. Because of the estimation elements encompassed in this process, and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original provisions can be developed.

The development of the provision for claims is shown by the difference between estimates of reserves as of the initial year-end and the re-estimated liability at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable development (redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable development means that the original reserve estimates were lower than subsequently indicated. The $22.8 aggregate net unfavourable development in 2007 is comprised as shown in the following table:

	Favourable/(Unfavourable)
	2007	2006

Canadian Insurance – Northbridge	29.2	(47.8)
U.S. Insurance – Crum & Forster	46.6	48.9
Fairfax Asia	4.4	(2.8)
Reinsurance – OdysseyRe	(40.5)	(185.4)
– Group Re	28.4	(25.2)
Runoff	(90.9)	(75.8)

Total	(22.8)	(288.1)

The following table presents a reconciliation of the provision for claims and loss adjustment expense (LAE) for the insurance, reinsurance and runoff lines of business for the past five years. As shown in the table, the sum of the provision for claims for all of Fairfax’s insurance, reinsurance and runoff operations is $15,048.1 as at December 31, 2007 – the amount shown as provision for claims on Fairfax’s consolidated balance sheet.

Reconciliation of Provision for Claims and LAE as at December 31

	2007	2006	2005	2004	2003

Insurance subsidiaries owned throughout the year	3,478.3	3,184.0	3,037.3	2,699.8	2,356.7
Insurance subsidiaries acquired during the year	–	–	–	21.1	–

Total insurance subsidiaries	3,478.3	3,184.0	3,037.3	2,720.9	2,356.7

Reinsurance subsidiaries owned throughout the year(1)	5,051.5	4,986.7	4,527.0	3,541.9	2,692.6
Reinsurance subsidiaries acquired during the year	–	–	–	77.1	–

Total reinsurance subsidiaries	5,051.5	4,986.7	4,527.0	3,619.0	2,692.6

Runoff subsidiaries owned throughout the year	2,116.5	2,487.9	1,759.7	1,481.6	2,111.9
Runoff subsidiaries acquired during the year	–	–	38.2	–	–

Total runoff subsidiaries	2,116.5	2.487.9	1,797.9	1,481.6	2,111.9

Federated Life(2)	–	–	–	26.2	24.1

Net provision for claims and LAE	10,646.3	10,658.6	9,362.2	7,847.7	7,185.3
Reinsurance gross-up	4,401.8	4,843.7	6,872.9	7,318.3	7,386.9

Gross provision for claims and LAE	15,048.1	15,502.3	16,235.1	15,166.0	14,572.2

(1)	Including Group Re

(2)	Former Northbridge life insurance subsidiary sold in 2005.

The fourteen tables that follow show the reserve reconciliation and the reserve development of Northbridge (Canadian insurance), Crum & Forster (U.S. insurance), Fairfax Asia (Asian insurance), OdysseyRe and Group Re (Reinsurance) and Runoff’s net provision for claims. Because business is written in various locations, there will necessarily be some distortions caused by foreign currency fluctuations. Northbridge tables are presented in Canadian dollars and Crum & Forster, OdysseyRe, Fairfax Asia, Group Re and Runoff tables are presented in U.S. dollars.

The company endeavours to establish adequate provisions for claims and LAE at the original valuation date, with the objective of achieving net favourable prior period reserve development. The reserves will always be subject to upward or downward development in the future, and future development could be significantly different from the past due to many unknown factors.

With regard to the five tables below showing the calendar year claims reserve development, note that when in any year there is a redundancy or reserve strengthening for a prior year, the amount of the change in favourable (unfavourable) development thereby reflected for that prior year is also reflected in the favourable (unfavourable) development for each year thereafter.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The three accident year claims reserve development tables below for Northbridge, Crum & Forster and OdysseyRe show the development of the provision for claims reserves including LAE by accident year commencing in 1997 (1998 for Crum & Forster) with the re-estimated amount of each accident year’s reserve development shown in subsequent years up to December 31, 2007. All claims are attributed back to the year of loss, regardless of when they were reported or adjusted. For example, Accident Year 2005 represents all claims with a date of loss between January 1, 2005 and December 31, 2005. The initial reserves set up at the end of the year are re-evaluated over time to determine their redundancy or deficiency based on actual payments in full or partial settlements of claims plus current estimates of the reserves for claims still open or claims still unreported.

  Canadian Insurance – Northbridge

The following table shows for Northbridge (excluding Federated Life, which was sold in 2005) the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2003 through 2007. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Northbridge

	2007	2006	2005	2004	2003
	(In Cdn$ except as indicated)

Provision for claims and LAE at January 1	1,640.2	1,408.7	1,153.9	855.4	728.9

Incurred losses on claims and LAE
Provision for current accident year’s claims	778.4	780.8	825.9	736.3	619.6
Foreign exchange effect on claims	(46.8)	0.8	(5.8)	(13.3)	(27.2)
Increase (decrease) in provision for prior accident years’ claims	(31.5)	54.1	(38.1)	15.0	19.2

Total incurred losses on claims and LAE	700.1	835.7	782.0	738.0	611.6

Payments for losses on claims and LAE
Payments on current accident year’s claims	(267.9)	(251.1)	(248.1)	(206.1)	(211.4)
Payments on prior accident years’ claims	(376.4)	(353.1)	(279.1)	(233.4)	(273.7)

Total payments for losses on claims and LAE	(644.3)	(604.2)	(527.2)	(439.5)	(485.1)

Provision for claims and LAE at December 31	1,696.0	1,640.2	1,408.7	1,153.9	855.4
Exchange rate	1.0132	0.8593	0.8561	0.8347	0.7738
Provision for claims and LAE at December 31 converted to U.S. dollars	1,718.4	1,409.5	1,205.9	963.1	661.9

The following table shows for Northbridge (excluding Federated Life, which was sold in 2005) the original provision for claims reserves including LAE at each calendar year-end commencing in 1997, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

Northbridge’s Calendar Year Claims Reserve Development

	Calendar Year
As at December 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
	(In Cdn$)

Provision for claims including LAE	569.0	593.3	603.3	585.5	621.9	728.9	855.4	1,153.9	1,408.7	1,640.2	1,696.0
Cumulative payments as of:
One year later	193.5	196.8	218.9	223.7	200.7	273.7	233.4	279.1	353.1	376.4
Two years later	294.4	315.9	334.4	333.8	366.6	396.9	377.9	441.8	594.2
Three years later	377.0	398.3	417.8	458.2	451.4	500.1	493.3	576.0
Four years later	441.1	455.4	516.9	525.3	527.2	577.1	585.1
Five years later	487.2	533.1	566.7	573.9	580.6	632.3
Six years later	545.6	567.4	600.7	609.0	616.3
Seven years later	572.2	590.4	627.3	634.3
Eight years later	588.4	608.7	646.4
Nine years later	601.9	622.4
Ten years later	612.4
Reserves re-estimated as of:
One year later	561.5	573.9	596.7	617.9	630.1	724.8	864.8	1,114.6	1,461.7	1,564.3
Two years later	556.6	574.1	621.6	634.3	672.3	792.1	880.8	1,094.0	1,418.1
Three years later	561.0	593.3	638.0	673.9	721.8	812.2	890.1	1,096.7
Four years later	580.7	607.3	674.9	717.2	741.6	826.9	903.2
Five years later	592.3	644.6	711.8	724.5	752.2	836.6
Six years later	624.8	673.5	714.0	734.8	762.1
Seven years later	650.8	674.4	723.8	743.2
Eight years later	652.2	687.5	733.6
Nine years later	663.7	697.2
Ten years later	673.5
Favourable (unfavourable) development	(104.5)	(103.9)	(130.3)	(157.7)	(140.2)	(107.7)	(47.8)	57.2	(9.4)	75.9

Northbridge experienced favourable reserve development of Cdn$75.9 during 2007 mainly as a result of foreign exchange movement on translation of claims liabilities denominated in U.S. dollars of Cdn$44.4 and favourable development of Cdn$33.5 primarily on automobile and property lines of business, partially offset by unfavourable development on the Facility Association of Cdn$2.0. The strengthening of the Canadian dollar against the U.S. dollar during 2007 had a Cdn$46.8 (Cdn$44.4 related to prior year liabilities) favourable impact on Northbridge’s reserves, comprising favourable impacts of Cdn$31.3 at Commonwealth and Cdn$15.5 at Markel.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table is derived from the “Northbridge’s Calendar Year Claims Reserve Development” table above. It summarizes the effect of re-estimating prior year loss reserves by accident year .

Northbridge’s Accident Year Claims Reserve Development

	Accident Year
	(In Cdn$)
	1997 &
As at December 31	Prior	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007

End of first year	1,559.6	225.3	226.2	207.7	227.7	299.5	404.2	522.4	573.1	531.6	508.1
One year later	1,521.6	210.8	219.3	215.2	219.6	253.3	346.4	467.2	646.8	499.2
Two years later	1,516.7	206.7	225.2	215.2	222.1	271.0	342.3	437.2	600.5
Three years later	1,521.1	206.1	227.5	217.9	228.4	271.3	336.9	426.9
Four years later	1,540.8	208.5	227.1	224.3	240.9	275.4	340.3
Five years later	1,552.4	213.4	235.1	229.4	241.2	275.2
Six years later	1,584.9	216.3	236.4	229.8	242.6
Seven years later	1,610.9	215.8	233.2	228.6
Eight years later	1,612.3	217.3	233.1
Nine years later	1,623.8	217.2
Ten years later	1,633.6
Favourable (unfavourable) development	(4.7)%	3.6%	(3.1)%	(10.0)%	(6.5)%	8.1%	15.8%	18.3%	(4.8)%	6.1%

Accident years 2002 to 2006 reflect cumulative favourable development largely attributable to lower than expected frequency and severity of claims in commercial automobile and property lines of business, with the exception of accident year 2005 that was adversely impacted by new claims and net claims development on hurricane losses in calendar year 2006. Reserves for the 2000 accident year were adversely impacted by higher than expected severity of automobile-related claims. Reserves for the 1997 and prior period were impacted by pre-1990 general liability claims.

  U.S. Insurance – Crum & Forster

The following table shows for Fairfax’s U.S. insurance operations the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2003 through 2007. Beginning in 2006, U.S. insurance consists of Crum & Forster only (the years prior to 2006 include Fairmont, the business of which was assumed by Crum & Forster effective January 1, 2006 while the Fairmont entities were transferred to U.S. runoff). The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – U.S. Insurance

	2007	2006	2005	2004		2003

Provision for claims and LAE at January 1	1,686.9	1,756.7	1,703.1	1,669.7		1,447.6

Transfer of Fairmont to Runoff	–	(146.2)	–	–		–
Incurred losses on claims and LAE
Provision for current accident year’s claims	816.8	762.2	785.9	795.4		585.5
Increase (decrease) in provision for prior accident years’ claims	(46.6)	(48.9)	(31.3)	(30.1	)(1)	40.5

Total incurred losses on claims and LAE	770.2	713.3	754.6	765.3		626.0

Payments for losses on claims and LAE
Payments on current accident year’s claims	(217.2)	(158.0)	(171.5)	(185.6)		(123.8)
Payments on prior accident years’ claims	(571.0)	(478.9)	(529.5)	(546.3)		(280.1)

Total payments for losses on claims and LAE	(788.2)	(636.9)	(701.0)	(731.9)		(403.9)

Provision for claims and LAE at December 31	1,668.9	1,686.9	1,756.7	1,703.1		1,669.7

(1)	Offset in Crum & Forster’s underwriting results by ceding premiums paid on strengthening prior years’ loss reserves, resulting in a net cost to Crum & Forster of $25.0.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table shows for Crum & Forster the original provision for claims reserves including LAE at each calendar year-end commencing in 1998 (the year of our acquisition of Crum & Forster), the subsequent cumulative payments made on account of these years and the subsequent re-estimated amounts of these reserves.

Crum & Forster’s Calendar Year Claims Reserve Development (excluding Fairmont prior to 2006)

	Calendar Year
As at December 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007

Provision for claims including LAE	2,491.9	2,187.5	1,736.6	1,318.2	1,238.4	1,538.2	1,578.2	1,610.6	1,686.9	1,668.9
Cumulative payments as of:
One year later	664.5	757.4	667.2	447.0	161.3	460.0	466.0	478.9	571.0
Two years later	1,228.1	1,301.8	1,012.2	525.0	514.5	792.2	796.7	848.7
Three years later	1,640.5	1,568.4	1,083.8	812.4	780.0	1,045.1	1,066.1
Four years later	1,910.0	1,633.9	1,311.1	1,029.8	970.2	1,257.1
Five years later	1,911.0	1,855.3	1,483.6	1,185.5	1,144.6
Six years later	2,074.8	2,023.8	1,613.9	1,337.6
Seven years later	2,223.0	2,151.5	1,739.9
Eight years later	2,333.5	2,276.0
Nine years later	2,444.2
Reserves re-estimated as of:
One year later	2,507.0	2,263.1	1,691.0	1,337.7	1,278.6	1,508.1	1,546.9	1,561.7	1,640.3
Two years later	2,523.5	2,269.2	1,708.3	1,411.7	1,285.9	1,536.0	1,509.2	1,525.3
Three years later	2,526.4	2,282.0	1,754.8	1,420.7	1,308.2	1,513.3	1,499.7
Four years later	2,540.7	2,325.1	1,765.2	1,438.6	1,296.8	1,545.5
Five years later	2,577.2	2,348.0	1,779.1	1,437.0	1,330.0
Six years later	2,603.9	2,361.6	1,794.1	1,469.0
Seven years later	2,616.6	2,368.4	1,816.6
Eight years later	2,633.7	2,388.5
Nine years later	2,651.5
Favourable (unfavourable) development	(159.6)	(201.0)	(80.0)	(150.8)	(91.6)	(7.3)	78.5	85.3	46.6

In 2007 Crum & Forster experienced net favourable development of $46.6 after the effects of aggregate stop loss reinsurance treaties. Prior to the effects of aggregate stop loss reinsurance, Crum & Forster experienced net favourable development of $50.2, comprised of net favourable development across all major casualty lines as well as commercial multi-peril, with the largest redundancy being recognized in workers’ compensation ($65.4). Favourable development in the workers’ compensation lines was principally attributable to favourable results in non-California liabilities for older accident years due to favourable claims settlements and continued favourable development for California liabilities in accident years 2004 and 2005 arising from the impact of industry reforms. Other net favourable development of $39.3, primarily related to general liability and commercial multi-peril exposures in accident years 2003 through 2006, was principally due to the selection of faster loss development factors, recognizing decreased loss activity in those years. The favourable development in these lines was partially offset by $54.5 of adverse development of asbestos, environmental and other latent liabilities.

The following table is derived from the “Crum & Forster’s Calendar Year Claims Reserve Development” table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

Crum & Forster’s Accident Year Claims Reserve Development

	Accident Year
	1998 &
As at December 31	Prior	1999	2000	2001	2002	2003	2004	2005	2006	2007

End of first year	2,491.9	345.0	231.0	294.4	347.7	420.9	530.1	529.7	604.2	599.6
One year later	2,507.0	404.0	179.3	296.6	313.9	383.5	470.9	518.5	594.0
Two years later	2,523.5	407.3	183.7	324.1	312.2	389.1	455.9	491.6
Three years later	2,526.4	405.8	187.1	322.8	316.7	377.8	414.2
Four years later	2,540.7	412.4	174.6	326.7	306.8	376.8
Five years later	2,577.2	408.5	174.9	310.1	308.0
Six years later	2,603.9	409.5	183.2	319.6
Seven years later	2,616.6	399.1	185.6
Eight years later	2,633.7	401.4
Nine years later	2,651.5
Favourable (unfavourable) development	(6.4)%	(16.3)%	19.7%	(8.5)%	11.4%	10.5%	21.9%	7.2%	1.7%

Adverse development in accident year 2001 and prior accident years reflected increased frequency and severity on casualty lines and the effects of increased competitive conditions during this period, and included strengthening of asbestos, environmental and latent claims on 1998 and prior accident years. Similar development experienced in accident year 2000 was more than offset by the benefit of corporate aggregate reinsurance. Accident years 2002 to 2006 had net favourable development principally attributable to workers’ compensation business in California as a result of industry reforms (2004 and 2005) and favourable development on general liability and commercial multi-peril exposures recognizing decreased loss activity.

  Asian Insurance – Fairfax Asia

The following table shows for Fairfax Asia the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2003 through 2007. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Fairfax Asia

	2007	2006	2005	2004	2003

Provision for claims and LAE at January 1	87.6	74.7	54.7	25.1	23.1

Incurred losses on claims and LAE
Provision for current accident year’s claims	43.1	34.7	39.6	24.9	20.6
Foreign exchange effect on claims	2.2	2.1	(0.2)	–	–
Increase (decrease) in provision for prior accident years’ claims	(4.4)	2.8	5.1	(0.2)	(0.7)

Total incurred losses on claims and LAE	40.9	39.6	44.5	24.7	19.9

Payments for losses on claims and LAE
Payments on current accident year’s claims	(11.0)	(11.1)	(11.2)	(8.3)	(7.8)
Payments on prior accident years’ claims	(26.5)	(15.6)	(13.3)	(7.9)	(10.1)

Total payments for losses on claims and LAE	(37.5)	(26.7)	(24.5)	(16.2)	(17.9)

Provision for claims and LAE at December 31 before the undernoted	91.0	87.6	74.7	33.6	25.1
Provision for claims and LAE for First Capital at December 31	–	–	–	21.1	–

Provision for claims and LAE at December 31	91.0	87.6	74.7	54.7	25.1

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table shows for Fairfax Asia the original provision for claims reserves including LAE at each calendar year-end commencing in 1998 (the inception of Fairfax Asia), the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves. The following Asian insurance subsidiaries’ reserves are included from the respective years in which such subsidiaries were acquired:

Year Acquired

Falcon Insurance	1998
Winterthur (Asia) (now part of First Capital Insurance)	2001
First Capital Insurance	2004

Fairfax Asia’s Calendar Year Claims Reserve Development

	Calendar Year
As at December 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007

Provision for claims including LAE	5.6	9.2	11.0	29.6	23.1	25.1	54.7	74.7	87.6	91.0
Cumulative payments as of:
One year later	0.9	2.3	5.7	19.0	10.1	7.9	13.3	15.6	26.5
Two years later	1.4	5.3	7.9	26.1	14.1	13.1	21.9	32.6
Three years later	3.2	6.3	9.7	27.9	16.5	15.9	29.1
Four years later	3.4	7.0	10.8	29.1	17.8	17.3
Five years later	3.4	7.1	11.6	29.5	18.2
Six years later	3.4	7.2	11.6	29.7
Seven years later	3.5	7.2	11.7
Eight years later	3.5	7.2
Nine years later	3.4
Reserves re-estimated as of:
One year later	5.6	8.9	13.4	32.8	22.4	24.9	59.6	79.6	84.5
Two years later	3.5	9.1	14.1	32.3	22.2	23.1	58.2	72.2
Three years later	3.8	9.3	13.6	32.2	21.3	21.2	49.9
Four years later	3.8	8.3	13.3	31.5	20.5	20.0
Five years later	3.6	8.0	12.8	30.8	19.6
Six years later	3.5	7.5	12.3	30.2
Seven years later	3.5	7.4	11.9
Eight years later	3.5	7.2
Nine years later	3.4
Favourable (unfavourable) development	2.2	2.0	(0.9)	(0.6)	3.5	5.1	4.8	2.5	3.1

Fairfax Asia experienced net favourable development of $3.1 (including $1.3 of unfavourable prior year foreign exchange movements) in 2007, mainly relating to favourable development in fire, hull and engineering lines at First Capital, partially offset by unfavourable development of employees’ compensation insurance claims at Falcon. The unfavourable foreign exchange effect on claims of $2.2 included $1.3 relating to prior years which is included in the currency translation account and is a component of accumulated other comprehensive income in shareholders’ equity.

Reinsurance – OdysseyRe

The following table shows for OdysseyRe the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2003 through 2007. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.

Reconciliation of Provision for Claims –
OdysseyRe

	2007	2006	2005	2004	2003

Provision for claims and LAE at January 1	4,403.1	3,865.4	3,132.5	2,340.9	1,844.6

Incurred losses on claims and LAE
Provision for current accident year’s claims	1,367.9	1,344.3	1,888.9	1,441.1	1,208.0
Foreign exchange effect on claims	26.6	46.6	(28.1)	24.9	14.8
Increase in provision for prior accident years’ claims	40.5	185.4	166.5	181.2	116.9

Total incurred losses on claims and LAE	1,435.0	1,576.3	2,027.3	1,647.2	1,339.7

Payments for losses on claims and LAE Payments on current accident year’s claims	(251.4)	(251.3)	(380.7)	(300.3)	(241.6)
Payments on prior accident years’ claims	(1,111.1)	(787.3)	(913.7)	(632.4)	(601.8)

Total payments for losses on claims and LAE	(1,362.5)	(1,038.6)	(1,294.4)	(932.7)	(843.4)

Provision for claims and LAE at December 31 before the undernoted	4,475.6	4,403.1	3,865.4	3,055.4	2,340.9
Provision for claims and LAE at December 31 for Opus Re	–	–	–	77.1	–

Provision for claims and LAE at December 31	4,475.6	4,403.1	3,865.4	3,132.5	2,340.9

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table shows for OdysseyRe the original provision for claims reserves including LAE at each calendar year-end commencing in 1997, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

OdysseyRe’s Calendar Year Claims Reserve Development

	Calendar
As at December 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007

Provision for claims including LAE	2,134.3	1,987.6	1,831.5	1,666.8	1,674.4	1,844.6	2,340.9	3,132.5	3,865.4	4,403.1	4,475.6
Cumulative payments as of:
One year later	546.1	594.1	608.5	596.2	616.2	601.8	632.4	913.7	787.3	1,111.1
Two years later	993.7	1,054.6	1,041.3	1,009.9	985.4	998.8	1,212.9	1,298.5	1,614.0
Three years later	1,341.5	1,352.9	1,332.8	1,276.4	1,295.5	1,423.6	1,455.7	1,835.7
Four years later	1,517.6	1,546.2	1,505.5	1,553.1	1,601.6	1,562.6	1,898.4
Five years later	1,648.3	1,675.4	1,718.4	1,802.2	1,665.8	1,932.4
Six years later	1,754.9	1,828.1	1,901.2	1,827.3	1,968.7
Seven years later	1,848.5	1,941.1	1,904.4	2,061.8
Eight years later	1,928.5	1,896.4	2,102.7
Nine years later	1,861.3	2,045.8
Ten years later	1,983.8
Reserves re-estimated as of:
One year later	2,113.0	2,033.8	1,846.2	1,689.9	1,740.4	1,961.5	2,522.1	3,299.0	4,050.8	4,443.6
Two years later	2,151.3	2,043.0	1,862.2	1,768.1	1,904.2	2,201.0	2,782.1	3,537.0	4,143.5
Three years later	2,130.9	2,043.7	1,931.4	1,987.9	2,155.2	2,527.7	3,049.6	3,736.1
Four years later	2,128.2	2,084.8	2,113.2	2,241.1	2,468.0	2,827.3	3,293.8
Five years later	2,150.3	2,215.6	2,292.2	2,535.0	2,725.8	3,076.8
Six years later	2,207.1	2,305.5	2,526.7	2,750.5	2,973.6
Seven years later	2,244.3	2,429.1	2,702.1	2,968.9
Eight years later	2,326.2	2,570.6	2,893.0
Nine years later	2,443.1	2,735.4
Ten years later	2,583.8
Favourable (unfavourable) development	(449.5)	(747.8)	(1,061.5)	(1,302.1)	(1,299.2)	(1,232.2)	(952.9)	(603.6)	(278.1)	(40.5)

OdysseyRe experienced net unfavourable development of $40.5 in 2007, predominantly attributable to increased loss estimates in the Americas division of $142.9, which included $77.4 for increased asbestos and environmental loss estimates, principally attributable to the annual review of these exposures, and $21.2 related to a litigation settlement during the third quarter. This increase was partially offset by reduced loss estimates due to lower loss emergence than expectations in the period on non-catastrophe business written in the London Market, EuroAsia and U.S. Insurance divisions.

The following table is derived from the “OdysseyRe’s Calendar Year Claims Reserve Development” table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

OdysseyRe’s Accident Year Claims Reserve Development

	Accident Year
	1997 &
As at December 31	Prior	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007

End of first year	2,134.3	421.1	391.7	429.1	580.9	720.6	981.3	1,242.1	1,480.2	1,139.6	1,143.1
One year later	2,113.0	428.5	397.4	436.0	568.7	673.5	923.8	1,149.3	1,427.6	1,087.4
Two years later	2,151.3	458.1	412.4	445.0	512.7	661.6	856.4	1,119.7	1,321.2
Three years later	2,130.9	462.1	440.4	483.0	510.2	675.4	824.1	1,074.6
Four years later	2,128.2	481.1	491.4	557.7	529.2	717.7	818.8
Five years later	2,150.3	555.1	580.9	617.0	571.6	719.4
Six years later	2,207.1	607.2	691.7	656.8	601.0
Seven years later	2,244.3	649.0	725.7	684.3
Eight years later	2,326.2	673.6	751.8
Nine years later	2,443.1	697.6
Ten years later	2,583.8
Favourable (unfavourable) development	(21.1)%	(65.7)%	(91.9)%	(59.5)%	(3.5)%	0.2%	16.6%	13.5%	10.7%	4.6%

The significant increase in reserves on accident years 1997 and prior in 2007 related principally to increased reserves for asbestos and environmental pollution liabilities. The significant increases in reserves on accident years 1998 through 2002 in recent calendar years related principally to casualty reinsurance written in the United States in the late 1990s and early 2000s. These years experienced a proliferation of claims relating to bankruptcies and corporate improprieties, resulting in an increase in the frequency and severity of claims in professional liability lines. Additionally, general liability and excess workers’ compensation classes of business in this period reflected increasing competitive conditions.

Improvements in competitive conditions and in the economic environment beginning in 2001 have resulted in a general downward trend on re-estimated reserves for accident years 2003 through 2006. Initial loss estimates for these more recent accident years did not fully anticipate the improvements in competitive and economic conditions achieved since the early 2000s.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reinsurance – Group Re

The following table shows for Group Re the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2003 through 2007. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.

Reconciliation of Provision for Claims –
Group Re

	2007	2006	2005	2004	2003

Provision for claims and LAE at January 1	558.8	632.3	459.2	342.4	251.4

Incurred losses on claims and LAE Provision for current accident year’s claims	168.6	201.0	325.9	261.6	162.2
Foreign exchange effect on claims	65.0	(0.4)	8.2	18.2	42.9
Increase in provision for prior accident years’ claims	(28.4)	25.2	(0.9)	(15.6)	5.4

Total incurred losses on claims and LAE	205.2	225.8	333.2	264.2	210.5

Payments for losses on claims and LAE
Payments on current accident year’s claims	(54.4)	(73.7)	(55.6)	(21.6)	(38.5)
Payments on prior accident years’ claims	(155.2)	(225.6)	(104.5)	(125.8)	(81.0)

Total payments for losses on claims and LAE	(209.6)	(299.3)	(160.1)	(147.4)	(119.5)

Provision for claims and LAE at December 31 excluding CTR Life	554.4	558.8	632.3	459.2	342.4

CTR Life	21.5	24.8	29.3	27.3	9.3

Provision for claims and LAE at December 31	575.9	583.6	661.6	486.5	351.7

The following table shows for Group Re the original provision for claims reserves including LAE at each calendar year-end commencing in 1997, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

Group Re’s Calendar Year Claims Reserve Development

	Calendar Year
	1997 &
As at December 31	Prior	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007

Provisions for Claims including LAE	142.2	156.3	205.7	209.8	232.4	251.4	342.4	459.2	632.3	558.8	554.4
Cumulative Payments as of:
One year later	37.6	39.2	34.8	47.5	66.6	81.0	125.8	104.5	225.6	155.2
Two years later	67.7	65.6	73.6	100.5	129.7	181.5	169.9	200.6	339.3
Three years later	87.6	97.6	119.9	146.0	215.0	213.5	194.3	284.4
Four years later	100.6	129.4	146.9	221.0	232.0	218.5	250.8
Five years later	111.5	136.9	215.4	227.7	222.5	253.5
Six years later	117.8	182.0	216.5	205.4	243.7
Seven years later	149.5	183.1	189.0	220.4
Eight years later	150.6	164.3	200.7
Nine years later	138.2	172.7
Ten years later	144.4
Reserves Re-estimated as of:
One year later	136.1	171.6	191.1	205.3	229.5	293.4	337.0	463.0	659.4	587.5
Two years later	141.6	164.5	185.2	202.8	258.5	306.6	342.7	474.9	694.1
Three years later	134.8	163.1	185.5	222.7	277.5	321.7	352.7	513.5
Four years later	134.2	161.3	202.4	242.0	283.2	334.1	384.4
Five years later	133.4	176.3	216.9	245.3	291.1	359.0
Six years later	145.0	183.5	217.6	251.5	307.9
Seven years later	151.0	184.2	222.6	266.0
Eight years later	151.6	189.0	235.4
Nine years later	156.3	200.1
Ten years later	166.3
Favourable (unfavourable) development	(24.1)	(43.8)	(29.7)	(56.2)	(75.5)	(107.6)	(42.0)	(54.3)	(61.8)	(28.7)

Group Re experienced $28.4 of favourable development related principally to third party workers’ compensation business. Offsetting this favourable development was $57.1 of prior year unfavourable development relating primarily to foreign exchange movements caused by the strengthening of the Canadian dollar against the U.S. dollar at CRC (Bermuda) resulting in net unfavourable development of $28.7. The total foreign exchange effect on claims was $65.0, consisting of $57.1 on prior years and $7.9 on the current year. The impact of these foreign exchange movements did not impact the combined ratio but was reflected in the currency translation account included in accumulated other comprehensive income as CRC’s functional currency is the Canadian dollar.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Runoff

The following table shows for Fairfax’s Runoff operations the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2003 through 2007. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.

Reconciliation of Provision for Claims –
Runoff

	2007	2006		2005		2004	2003

Provision for claims and LAE at January 1	2,487.9	1,797.9		1,481.6		2,111.9	3,085.2

Transfer of Fairmont to Runoff	–	146.2		–		–	–
Incurred losses on claims and LAE Provision for current accident year’s claims	5.3	96.2		63.9		129.7	413.7
Foreign exchange effect on claims	21.0	29.9		7.3		62.2	24.5
Increase in provision for prior accident years’ claims	90.9	75.8		442.9		115.9	294.9
Increase in provision – Swiss Re commutation	–	412.6		–		(3.9)	(263.5)

Total incurred losses on claims and LAE	117.2	614.5		514.1		303.9	469.6

Payments for losses on claims and LAE Payments on current accident year’s claims	(4.1)	(32.8)		(31.0)		(21.5)	(35.7)
Payments on prior accident years’ claims	(484.5)	(37.9	)(2)	(205.0	)(1)	(912.7)	(1,407.2)

Total payments for losses on claims and LAE	(488.6)	(70.7)		(236.0)		(934.2)	(1,442.9)

Provision for claims and LAE at December 31 before the undernoted	2,116.5	2,487.9		1,759.7		1,481.6	2,111.9
Provision for claims and LAE for Corifrance at December 31	–	–		38.2		–	–

Provision for claims and LAE at December 31	2,116.5	2,487.9		1,797.9		1,481.6	2,111.9

(1)	Reduced by $570.3 of proceeds received and proceeds due from two significant commutations referred to in “Commutations” in the preceding section.

(2)	Reduced by $587.4 of proceeds received from the commutation of the Swiss Re corporate adverse development cover.

In 2007 Runoff experienced $90.9 of net unfavourable development. U.S. runoff experienced net unfavourable development of $100.4, attributable to worse than expected claims trends on TIG’s primary workers’ compensation business, particularly for policies written in the mid-to late 1990s ($62.0), large losses due to adverse judgments ($18.8), strengthening of uncollectible reinsurance reserves ($23.3), a reduction in prior year ceded claims ($16.6) and losses of $7.8 primarily related to general liability. Partially offsetting this adverse development was favourable development in U.S. runoff at Fairmont ($28.1) due to better than expected claims experience on its Hawaii book of business. European runoff experienced net favourable development of $9.5, recognizing decreased loss activity on its European book of business.

Asbestos, Pollution, and Other Hazards

General APH Discussion

A number of Fairfax’s subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims, claims alleging injury, damage or clean up costs arising from environmental pollution, and other health hazard or mass tort (collectively “APH”) claims. The vast majority of these claims are presented under policies written many years ago.

There is a great deal of uncertainty surrounding these types of claims, which impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claim because there is, across the country, inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability. The insurance industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with continuing uncertainty in its efforts to quantify APH exposures. Conventional actuarial reserving techniques cannot be used to estimate the ultimate cost of such claims, due to inadequate loss development patterns and inconsistent and yet-emerging legal doctrine.

Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from APH exposures at year-end 2007, 2006, and 2005 and the movement in gross and net reserves for those years:

	2007		2006		2005
	Gross	Net	Gross	Net	Gross	Net

Runoff Companies
Provision for APH claims and ALAE at January 1	1,153.2	333.2	1,286.5	366.7	1,447.0	377.1
APH losses and ALAE incurred during the year	0.8	(6.5)	10.3	7.0	109.1	44.7
APH losses and ALAE paid during the year	115.0	21.5	143.6	40.5	269.6	55.1
Provision for APH claims and ALAE at December 31	1,039.0	305.2	1,153.2	333.2	1,286.5	366.7
Operating Companies
Provision for APH claims and ALAE at January 1	853.8	659.2	848.7	674.8	871.1	673.5
APH losses and ALAE incurred during the year	164.2	132.0	113.5	74.2	106.7	93.4
APH losses and ALAE paid during the year	125.0	91.6	108.4	89.8	129.1	92.1
Provision for APH claims and ALAE at December 31	893.0	699.6	853.8	659.2	848.7	674.8
Fairfax Total
Provision for APH claims and ALAE at January 1	2,007.0	992.4	2,135.2	1,041.5	2,318.1	1,050.6
APH losses and ALAE incurred during the year	165.0	125.5	123.8	81.2	215.8	138.1
APH losses and ALAE paid during the year	240.0	113.1	252.0	130.3	398.7	147.2
Provision for APH claims and ALAE at December 31	1,932.0	1,004.8	2,007.0	992.4	2,135.2	1,041.5

Asbestos Claim Discussion

As a result of tort reform, both legislative and judicial, the landscape of asbestos litigation is changing in the U.S. While U.S. federal legislation has stalled, many states (Mississippi, Texas, and Ohio, for example) have enacted local tort reform serving to restrict the volume of filings, increase plaintiffs’ burden of demonstrating an injury, and provide seriously injured plaintiffs with preferential treatment on the docket.

Also, within the past two years, the doctors and screening companies that diagnosed large numbers of unimpaired asbestos plaintiffs have come under scrutiny. Some key participants are under investigation by government authorities and/or have had their medical licenses challenged.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The result has been a dramatic decrease in the past year in the number of unimpaired plaintiffs filing claims. The majority of claims now being filed are mesothelioma, lung cancer, or impaired asbestosis cases. This reduction in new filings has allowed the defense bar to focus on individual cases, and has resulted in more trials and verdicts.

We are aware of twenty-four mesothelioma trials concluded in the U.S. in 2007: (a) fourteen plaintiffs’ verdicts (58%), (b) seven defense verdicts (29%), and (c) three hung juries/mistrials (13%). The range of plaintiffs’ verdicts was $0.7 to $35.0 and the average was $9.9. Depending upon applicable law, the defendant(s) remaining at the conclusion of the trial are not necessarily responsible for 100% of the verdict.

California continues to be the most active and challenging venue for defendants. Seventeen out of the twenty-four known mesothelioma trials in 2007 occurred in California, and were prosecuted by two very experienced law firms that recruit and file claims exclusively on behalf of terminally ill individuals.

As a result of these trends, the asbestos claims industry is shifting toward a focus on single cases with significant injury, rather than a large volume of cases with little, if any, injury.

On the negative side, the loss of revenue to the plaintiffs’ bar due to the decrease in filings, combined with increased scrutiny on individual cases, has resulted in an increase in plaintiffs’ settlement demands and an increased likelihood of trial. The risk of taking a seriously injured asbestos plaintiff to verdict continues to be significant.

Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from asbestos exposures at year-end 2007, 2006, and 2005 and the movement in gross and net reserves for those years:

	2007		2006		2005
	Gross	Net	Gross	Net	Gross	Net

Runoff Companies
Provision for asbestos claims and ALAE at January 1	729.8	219.0	857.4	248.6	962.9	251.2
Asbestos losses and ALAE incurred during the year	6.2	(8.7)	(22.9)	(3.6)	105.1	39.7
Asbestos losses and ALAE paid during the year	80.6	10.4	104.7	26.0	210.6	42.2
Provision for asbestos claims and ALAE at December 31	655.4	199.9	729.8	219.0	857.4	248.6
Operating Companies
Provision for asbestos claims and ALAE at January 1	713.1	537.2	701.7	545.8	724.4	538.1
Asbestos losses and ALAE incurred during the year	117.0	87.3	100.7	63.3	83.9	75.9
Asbestos losses and ALAE paid during the year	99.4	68.5	89.3	71.9	106.6	68.2
Provision for asbestos claims and ALAE at December 31	730.7	556.0	713.1	537.2	701.7	545.8
Fairfax Total
Provision for asbestos claims and ALAE at January 1	1,442.9	756.2	1,559.1	794.4	1,687.3	789.3
Asbestos losses and ALAE incurred during the year	123.2	78.6	77.8	59.7	189.0	115.6
Asbestos losses and ALAE paid during the year	180.0	78.9	194.0	97.9	317.2	110.4
Provision for asbestos claims and ALAE at December 31	1,386.1	755.9	1,442.9	756.2	1,559.1	794.4

Following is an analysis of Fairfax’s U.S.-based subsidiaries’ gross and net loss and ALAE reserves for asbestos exposures at year-end 2007, 2006, and 2005 and the movement in gross and net reserves for those years (throughout this section, in the interests of clarity, TIG and IIC are presented separately, notwithstanding their merger in December, 2002):

	2007		2006		2005
	Gross	Net	Gross	Net	Gross	Net

IIC
Provision for asbestos claims and ALAE at January 1	512.0	114.5	592.8	124.1	687.5	130.0
Asbestos losses and ALAE incurred during the year	9.7	(9.6)	(0.8)	0.9	58.4	(2.3)
Asbestos losses and ALAE paid during the year	65.1	6.8	80.0	10.5	153.1	3.6
Provision for asbestos claims and ALAE at December 31	456.6	98.1	512.0	114.5	592.8	124.1
Crum & Forster
Provision for asbestos claims and ALAE at January 1	404.4	348.2	426.9	376.7	482.2	408.8
Asbestos losses and ALAE incurred during the year	31.1	24.3	38.2	22.7	29.7	31.5
Asbestos losses and ALAE paid during the year	44.0	38.9	60.7	51.2	85.0	63.6
Provision for asbestos claims and ALAE at December 31	391.5	333.6	404.4	348.2	426.9	376.7
OdysseyRe(1)
Provision for asbestos claims and ALAE at January 1	308.7	189.0	274.8	169.1	242.2	129.3
Asbestos losses and ALAE incurred during the year	85.9	63.0	62.5	40.6	54.2	44.4
Asbestos losses and ALAE paid during the year	55.4	29.6	28.6	20.7	21.6	4.6
Provision for asbestos claims and ALAE at December 31	339.2	222.4	308.7	189.0	274.8	169.1
TIG
Provision for asbestos claims and ALAE at January 1	81.6	8.4	94.7	11.5	97.7	8.5
Asbestos losses and ALAE incurred during the year	0.0	0.0	(4.6)	2.1	1.4	5.1
Asbestos losses and ALAE paid during the year	7.6	3.7	8.5	5.2	4.4	2.1
Provision for asbestos claims and ALAE at December 31	74.0	4.7	81.6	8.4	94.7	11.5
Ranger
Provision for asbestos claims and ALAE at January 1	1.0	0.5	0.6	0.1	0.9	0.4
Asbestos losses and ALAE incurred during the year	1.1	0.3	0.5	0.4	(0.3)	(0.3)
Asbestos losses and ALAE paid during the year	0.1	0.0	0.1	0.0	0.0	0.0
Provision for asbestos claims and ALAE at December 31	2.0	0.8	1.0	0.5	0.6	0.1

(1)	Net reserves presented for OdysseyRe exclude cessions under a stop loss agreement with nSpire Re, which was commuted in 2006. In its financial statements OdysseyRe reports reserves net of this agreement.

The policyholders with the most significant asbestos exposure are traditional defendants who manufactured, distributed or installed asbestos products on a nationwide basis. IIC, which underwrote insurance generally for Fortune 500 type risks between 1971 and 1986 with mostly high layer excess liability coverages (as opposed to primary or umbrella policies), is exposed to these risks and has the bulk of the direct asbestos exposure within Fairfax. While these insureds are relatively small in number, asbestos exposures for such entities have increased over the past decade due to the rising volume of claims, the erosion of underlying limits, and the bankruptcies of target defendants. As reflected above, these direct liabilities are very highly reinsured.

Fairfax’s other U.S.-based insurers have asbestos exposure related mostly to less prominent or “peripheral” defendants, including a mix of manufacturers, distributors, and installers of asbestos-containing products, as well as premises owners. For the most part, these insureds are defendants on a regional rather than nationwide basis. OdysseyRe has asbestos exposure arising from reinsurance contracts entered into before 1984. TIG has both direct and assumed reinsurance asbestos exposures. TIG’s net retention on its direct exposure is protected by an $89 million APH reinsurance cover provided by Pyramid Insurance Company (owned by Aegon) which is fully collateralized and reflected in the above table. Additionally, TIG’s assumed

FAIRFAX FINANCIAL HOLDINGS LIMITED

exposure is 100% reinsured by ARC Insurance Company (also owned by Aegon); this reinsurance is fully collateralized and reflected in the above table.

Reserves for asbestos cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, IIC and Crum & Forster, which have the bulk of Fairfax’s asbestos liabilities, evaluate their asbestos exposure on an insured-by-insured basis. Since the mid-1990s these entities have utilized a sophisticated, non-traditional methodology that draws upon company experience and supplemental databases to assess asbestos liabilities on reported claims. The methodology utilizes a ground-up, exposure-based analysis that constitutes the industry “best practice” approach for asbestos reserving. The methodology was initially critiqued by outside legal and actuarial consultants, and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of the insured-by-insured evaluation the following factors are considered: available insurance coverage, including any umbrella or excess insurance that has been issued to the insured; limits, deductibles, and self-insured retentions; an analysis of each insured’s potential liability; the jurisdictions involved; past and anticipated future asbestos claim filings against the insured; loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expenses; and applicable coverage defenses.

As part of the overall review of its asbestos exposure, Fairfax compares its level of reserves to various industry benchmarks. The most widely reported benchmark is the survival ratio, which represents the outstanding loss and ALAE reserves (including IBNR) at December 31 divided by the average paid losses and ALAE for the past three years. The resulting ratio is a simple measure of the estimated number of years before the year-end loss and ALAE reserves would be exhausted using recent payment run rates (the higher the ratio, the more years the loss and ALAE reserves would be expected to cover). The following table presents the asbestos survival ratios for IIC, Crum & Forster, and OdysseyRe:

IIC
Net loss and ALAE reserves	98.1
3-year average net paid loss and ALAE	7.0
3-year Survival Ratio	14.0
Crum & Forster
Net loss and ALAE reserves	333.6
3-year average net paid loss and ALAE	51.2
3-year Survival Ratio	6.5
OdysseyRe
Net loss and ALAE reserves	222.4
3-year average net paid loss and ALAE	18.3
3-year Survival Ratio	12.2

As a result of the processes, procedures, and analyses described above, management believes that the reserves carried for asbestos claims at December 31, 2007 are appropriate based upon known facts and current law. However, there are a number of uncertainties surrounding the ultimate value of these claims that may result in changes in these estimates as new information emerges. Among these are: the unpredictability inherent in litigation – including the legal uncertainties described above, the added uncertainty brought upon by recent changes in the asbestos litigation landscape, and possible future developments regarding the ability to recover reinsurance for asbestos claims. It is also not possible to predict, nor has management assumed, any changes in the legal, social, or economic environments and their impact on future asbestos claim development.

Environmental Pollution Discussion

Environmental pollution claims represent another significant exposure for Fairfax. However, claims against Fortune 500 companies are declining, and while insureds with single-site exposures are still active, Fairfax has resolved the majority of known claims from insureds with a large number of sites. In many cases, claims are being settled for less than initially anticipated due to improved site remediation technology and effective policy buybacks.

Despite the stability of recent trends, there remains great uncertainty in estimating liabilities arising from these exposures. First, the number of hazardous materials sites subject to cleanup is unknown. Today, approximately 1,248 sites are included on the National Priorities List (NPL) of the Environmental Protection Agency. Second, the liabilities of the insureds themselves are difficult to estimate. At any given site, the allocation of remediation cost among the potentially responsible parties varies greatly depending upon a variety of factors. Third, different courts have been presented with liability and coverage issues regarding pollution claims and have reached inconsistent decisions. There is also uncertainty about claims for damages to natural resources. These claims seek compensation for the harm caused by the loss of natural resources beyond clean up costs and fines. Natural resources are generally defined as land, air, water, fish, wildlife, biota, and other such resources. Funds recovered in these actions are generally to be used for ecological restoration projects and replacement of the lost natural resources.

Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from pollution exposures at year-end 2007, 2006, and 2005 and the movement in gross and net reserves for those years:

	2007		2006		2005
	Gross	Net	Gross	Net	Gross	Net

Runoff Companies
Provision for pollution claims and ALAE at January 1	360.5	90.5	358.0	90.2	390.1	95.6
Pollution losses and ALAE incurred during the year	(2.4)	0.9	35.6	12.1	2.9	2.8
Pollution losses and ALAE paid during the year	24.7	5.4	33.1	11.8	35.0	8.2
Provision for pollution claims and ALAE at December 31	333.4	86.0	360.5	90.5	358.0	90.2
Operating Companies
Provision for pollution claims and ALAE at January 1	117.8	100.2	121.6	104.9	122.5	113.4
Pollution losses and ALAE incurred during the year	38.0	36.7	11.5	9.6	16.3	11.0
Pollution losses and ALAE paid during the year	19.8	17.4	15.3	14.3	17.2	19.5
Provision for pollution claims and ALAE at December 31	136.0	119.5	117.8	100.2	121.6	104.9
Fairfax Total
Provision for pollution claims and ALAE at January 1	478.3	190.7	479.6	195.1	512.6	209.0
Pollution losses and ALAE incurred during the year	35.6	37.6	47.1	21.7	19.2	13.8
Pollution losses and ALAE paid during the year	44.5	22.8	48.4	26.1	52.2	27.7
Provision for pollution claims and ALAE at December 31	469.4	205.5	478.3	190.7	479.6	195.1

FAIRFAX FINANCIAL HOLDINGS LIMITED

Following is an analysis of Fairfax’s U.S.-based subsidiaries’ gross and net loss and ALAE reserves from pollution exposures at year-end 2007, 2006, and 2005 and the movement in gross and net reserves for those years:

	2007		2006		2005
	Gross	Net	Gross	Net	Gross	Net

IIC
Provision for pollution claims and ALAE at January 1	241.6	60.1	248.5	63.5	263.0	63.7
Pollution losses and ALAE incurred during the year	(6.8)	1.2	3.2	3.4	0.6	1.4
Pollution losses and ALAE paid during the year	25.2	6.5	10.1	6.8	15.1	1.6
Provision for pollution claims and ALAE at December 31	209.6	54.8	241.6	60.1	248.5	63.5
Crum & Forster
Provision for pollution claims and ALAE at January 1	81.9	73.5	81.2	74.2	92.6	85.2
Pollution losses and ALAE incurred during the year	23.8	22.2	12.1	9.9	6.6	6.6
Pollution losses and ALAE paid during the year	11.7	10.7	11.4	10.6	18.0	17.6
Provision for pollution claims and ALAE at December 31	94.0	85.0	81.9	73.5	81.2	74.2
OdysseyRe(1)
Provision for pollution claims and ALAE at January 1	35.9	26.7	40.4	30.7	29.9	28.2
Pollution losses and ALAE incurred during the year	14.2	14.5	(0.6)	(0.3)	9.7	4.4
Pollution losses and ALAE paid during the year	8.1	6.7	3.9	3.7	(0.8)	1.9
Provision for pollution claims and ALAE at December 31	42.0	34.5	35.9	26.7	40.4	30.7
TIG
Provision for pollution claims and ALAE at January 1	96.0	14.9	93.2	12.8	102.1	16.0
Pollution losses and ALAE incurred during the year	2.3	1.7	16.7	2.6	(2.2)	(6.6)
Pollution losses and ALAE paid during the year	(4.1)	(3.3)	13.9	0.5	6.7	(3.4)
Provision for pollution claims and ALAE at December 31	102.4	19.9	96.0	14.9	93.2	12.8
Ranger
Provision for pollution claims and ALAE at January 1	13.4	7.3	1.9	0.8	6.0	1.7
Pollution losses and ALAE incurred during the year	(0.5)	(3.2)	20.1	10.5	(3.5)	(0.3)
Pollution losses and ALAE paid during the year	2.6	1.3	8.6	4.0	0.6	0.6
Provision for pollution claims and ALAE at December 31	10.3	2.8	13.4	7.3	1.9	0.8

(1)	Net reserves presented for OdysseyRe exclude cessions under a stop loss agreement with nSpire Re, which was commuted in 2006. In its financial statements OdysseyRe reports reserves net of this agreement.

As with asbestos reserves, exposure for pollution cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the methodology used by Fairfax’s subsidiaries to establish pollution reserves is similar to that used for asbestos liabilities. IIC and Crum & Forster evaluate the exposure presented by each insured and the anticipated cost of resolution using ground-up, exposure-based analysis that constitutes industry “best practice” for pollution reserving. As with asbestos reserving, this methodology was initially critiqued by outside legal and actuarial consultants, and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of performing these individualized assessments, the following factors are considered: the insured’s probable liability and available coverage, relevant judicial interpretations, the nature of the alleged pollution activities of the insured at each site, the number of sites, the total number of potentially responsible parties at each site, the nature of environmental harm and the corresponding remedy at each site, the ownership and general use of each site, the involvement of other insurers and the potential for other available coverage, and the applicable law in each jurisdiction.

The following table presents the environmental pollution survival ratios for IIC, Crum & Forster, and OdysseyRe:

	IIC	Crum & Forster	OdysseyRe

Net loss and ALAE reserves	54.8	85.0	34.5
3-year average net paid loss and ALAE	5.0	12.9	4.1
3-year Survival Ratio	11.1	6.6	8.4

Other Mass Tort/Health Hazards Discussion

In addition to asbestos and pollution, Fairfax faces exposure to other types of mass tort or health hazard claims. Such claims include breast implants, pharmaceutical products, chemical products, lead-based pigments, noise-induced hearing loss, tobacco, mold, and welding fumes. As a result of its historical underwriting profile and its focus on excess liability coverage for Fortune 500 type entities, IIC has the bulk of these potential exposures within Fairfax. Currently, management believes that tobacco, lead pigment, and methyl tertiary butyl ether (“MTBE”) are the most significant potential health hazard exposures facing Fairfax.

Tobacco companies have not aggressively pursued insurance coverage for tobacco bodily injury claims. There are no active claims submitted by tobacco manufacturers to IIC. One tobacco manufacturer and its parent company have submitted notices of tobacco-related claims to TIG. The greatest exposure presently facing the tobacco companies is in Florida. The Florida Supreme Court overturned a $145 billion class action award but let stand the jury’s findings on negligence and concealment. Individuals who filed suit by January 1, 2008 will be allowed to take advantage of those findings. An estimated five thousand to ten thousand claimants met the filing deadline.

Fairfax subsidiaries have received notices of lead claims from former lead pigment manufacturers. In addition to individual actions, governmental actions have been brought against members of the pigment industry alleging they are responsible for abating the presence of lead paint in buildings, and for health care and educational costs for residents exposed to lead. There are active suits in Rhode Island, California and Ohio.

In February 2006, a jury in Rhode Island held that three pigment manufacturers are responsible for the presence of lead paint in buildings throughout the state and that they must abate this “public nuisance”. Fairfax subsidiaries insured all three defendants and are now in coverage litigation with each of them. The Rhode Island court has yet to determine what abatement will be required but has appointed two special masters to assist in this determination. The plan proposed by the State has an estimated cost of $2.4 billion, but the court is free to adopt a less expensive plan. An appeal of the jury verdict is pending before the Rhode Island Supreme Court, which will hear argument on May 15, 2008. The first round of briefing has drawn national interest, with eleven amicus curiae (friend of the court) filings in support of the defendants. The former lead pigment companies continue to vigorously defend these claims.

In 1979, the Environmental Protection Agency approved use of MTBE for use as an oxygenate in gasoline. MTBE is a known animal carcinogen and a possible human carcinogen. Though other constituents of gasoline are also carcinogens, MTBE travels faster in groundwater due to its greater solubility. It is also more resistant to natural attenuation and has a low taste and odor threshold. Accordingly, it poses a greater threat to drinking water supplies and is more expensive to remediate. Throughout 2006, due to a perceived potential for increased liability exposure, most U.S. petroleum companies removed MTBE from their gasoline. Nonetheless, Fairfax policyholders are involved in nearly 200 underlying actions, including two multi-district litigations. In one case that went to trial, the jury found certain MTBE manufacturers to have acted with malice.

Based on recent tort and judicial reform and a federal judge’s findings in the silica multi-district litigation, it does not appear that silica claims will present a significant exposure to Fairfax. Silica

FAIRFAX FINANCIAL HOLDINGS LIMITED

claim filings have dropped significantly and thousands of claims have been dismissed. Reporting of new silica defendants to Fairfax affiliates has all but stopped.

Following is an analysis of IIC’s and Crum & Forster’s gross and net reserves from health hazard exposures at year-end 2007, 2006, and 2005 and the movement in gross and net reserves for those years:

	2007		2006		2005
	Gross	Net	Gross	Net	Gross	Net

IIC
Provision for health hazards claims and ALAE at January 1	62.9	23.9	71.1	28.0	94.0	30.4
Health hazards losses and ALAE incurred during the year	(3.0)	1.3	(2.4)	(1.5)	1.1	2.2
Health hazards losses and ALAE paid during the year	9.7	5.7	5.8	2.6	24.0	4.6
Provision for health hazards claims and ALAE at December 31	50.2	19.5	62.9	23.9	71.1	28.0
Crum & Forster
Provision for health hazards claims and ALAE at January 1	22.9	21.8	25.4	24.1	24.2	22.0
Health hazards losses and ALAE incurred during the year	9.2	8.0	1.3	1.3	6.5	6.5
Health hazards losses and ALAE paid during the year	5.8	5.7	3.8	3.6	5.3	4.4
Provision for health hazards claims and ALAE at December 31	26.3	24.1	22.9	21.8	25.4	24.1

Similar to asbestos and pollution, traditional actuarial techniques cannot be used to estimate ultimate liability for these exposures. Some claim types were first identified ten or more years ago, for example breast implants and specific pharmaceutical products. For these exposures, the reserve estimation methodology at IIC is similar to that for asbestos and pollution: an exposure-based approach based on all known, pertinent facts underlying the claim. This methodology cannot at the present time be applied to other claim types such as tobacco, lead paint or MTBE as there are a number of significant legal issues yet to be resolved, both with respect to policyholder liability and the application of insurance coverage. For these claim types, a bulk IBNR reserve is developed based on benchmarking methods utilizing the ultimate cost estimates of more mature health hazard claims. The bulk reserve also considers the possibility of entirely new classes of health hazard claims emerging in the future.

Summary

Management believes that the APH reserves reported at December 31, 2007 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions, and the reserving methodologies employed. These APH reserves are continually monitored by management and reviewed extensively by independent actuaries. New reserving methodologies and developments will continue to be evaluated as they arise in order to supplement the ongoing analysis of APH exposures. However, to the extent that future social, scientific, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders or the original intent of the policies and scope of coverage, increases in loss reserves may emerge in future periods.

Reinsurance Recoverables

Fairfax’s subsidiaries purchase certain reinsurance so as to reduce their liability on the insurance and reinsurance risks that they write. Fairfax strives to minimize the credit risk of purchasing reinsurance through adherence to its internal reinsurance guidelines. To be an ongoing reinsurer of Fairfax, generally a company must have high A.M. Best and/or Standard & Poor’s ratings and maintain capital and surplus exceeding $500. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by Fairfax on acquisition of a subsidiary.

Recoverable from reinsurers on the consolidated balance sheet ($5,038.5 at December 31, 2007) consists of future recoverables on unpaid claims ($4.4 billion), reinsurance receivable on paid losses ($371.8) and unearned premiums from reinsurers ($249.0). This $4.4 billion of future recoverables from reinsurers on unpaid claims at December 31, 2007 declined by

$0.5 billion during 2007 from $4.9 billion at December 31, 2006. The decline is primarily attributable to the decline in underwriting activity by the operating companies in response to the softening underwriting cycle, and to continued collections and commutations by the company’s runoff units.

The following table presents Fairfax’s top 50 reinsurance groups (based on reinsurers gross reinsurance recoverable net of provisions for uncollectible reinsurance) at December 31, 2007. These 50 reinsurance groups represent 83.4% of Fairfax’s total reinsurance recoverable. In the following table and the accompanying tables in this section, reinsurance recoverables are reported net of intercompany reinsurance.

		A.M. Best Rating	Gross	Net
		(or S&P	Reinsurance	Reinsurance
Group	Principal Reinsurers	Equivalent)(1)	Recoverable(2)	Recoverable(3)

Swiss Re	Swiss Re America Corp	A+	957.7	622.3
Munich	Munich Reinsurance America	A+	745.4	335.5
Lloyd’s	Lloyd’s of London Underwriters	A	314.0	282.5
Nationwide	Nationwide Mutual Ins Co.	A+	284.8	284.7
Aegon	Arc Re	(4)	200.8	6.8
Berkshire Hathaway	General Reinsurance Corp	A++	158.9	145.9
HDI	Hannover Rueckversicherung	A	144.7	117.2
Ace	Insurance Co. of North America	A+	130.1	125.6
Everest	Everest Reinsurance Co.	A+	124.0	97.3
AIG	Transatlantic Re	A+	110.9	108.6
SCOR	SCOR Canada Reinsurance Co.	A-	108.3	92.9
AXA	AXA Re	A-	107.5	86.7
Travelers	Travelers Indemnity Co.	A+	95.5	85.8
Globale Re	Global International Reinsurance Co.	NR	75.9	28.9
CNA	Continental Casualty	A	74.8	59.6
Arch Capital	Arch Reinsurance Ltd.	A	72.2	8.3
Chubb	Federal Insurance Co.	A++	69.2	48.2
PartnerRe	Partner Reinsurance Co. of US	A+	57.3	46.3
XL	XL Reinsurance America Inc	A	40.8	35.3
Hartford	New England Re	A+	39.5	38.3
Aioi	Aioi Ins Co. Ltd	A	38.7	30.0
White Mountains	Folksamerica Reinsurance Co.	A-	38.6	34.1
Sompo	Sompo Japan Insurance Inc	A+	35.0	30.5
Allstate	Allstate Insurance Co.	A+	34.4	34.5
Folksam	Aterforskrings AB LUAP	NR	32.8	29.1
Liberty Mutual	Employers Insurance of Wausau	A	29.2	29.0
Platinum	Platinum Underwriters Reins Co.	A	27.2	20.3
Zurich	Zurich Insurance Co.	A	25.8	10.9
Toa Re	Toa Reinsurance Co. of America	A	25.3	20.9
SAFECO	American States Insurance Co.	A	24.2	24.2
CCR	Caisse Centrale de Reassurance	A+	21.8	19.0
Wellington	Aspen Insurance UK Ltd	A	21.2	20.5
Randall & Quilter	R&Q Reinsurance Co.	NR	19.2	19.2
FM Global	Factory Mutual Insurance Co.	A+	18.8	18.6
Brit	Brit Insurance Ltd	A	18.2	17.4
GIC	General Insurance Corp.	A-	17.7	17.7
WR Berkley	Berkley Insurance Co.	A+	17.4	16.2
Starr	Republic Insurance	NR	16.6	16.6
Axis	Axis Reinsurance Co.	A	16.3	15.3
PMA	PMA Capital Ins Co.	B	16.0	15.2
Wustenrot	Wuerttembergische Versicherung	A-	15.9	11.0
Duke’s Place	Seaton Insurance Co.	NR	15.6	15.5
QBE	QBE Reinsurance Corp	A	15.3	13.4
American Financial	Great American Insurance	A	15.2	15.8
Allied World	Allied World Assurance Co.	A	15.0	–
India International Insurance	India International Insurance Ptd Ltd.	B+	14.9	14.9
Aviva	Aviva International Insurance Ltd.	A+	14.8	14.1
GM	Motors Insurance Corp.	A-	14.5	14.0
Allianz	Allianz Insurance Plc	A+	14.3	9.2
Argo	Argonaut Insurance Co.	A	13.3	10.7

FAIRFAX FINANCIAL HOLDINGS LIMITED

		A.M. Best Rating	Gross	Net
		(or S&P	Reinsurance	Reinsurance
Group	Principal Reinsurers	Equivalent)(1)	Recoverable(2)	Recoverable(3)

Sub-total			4,555.5	3,214.5
Other Reinsurers			907.3	775.8

Total reinsurance recoverable			5,462.8	3,990.3

Provision for uncollectible reinsurance			424.3	424.3

Net reinsurance recoverable			5,038.5	3,566.0

(1)	Of principal reinsurer (or, if principal reinsurer is not rated, of group).

(2)	Before specific provisions for uncollectible reinsurance.

(3)	Net of outstanding balances for which security was held, but before specific provisions for uncollectible reinsurance.

(4)	Aegon is rated A+ by S&P; Arc Re is not rated.

The following table presents the classification of the $5,038.5 gross reinsurance recoverable shown above according to the financial strength rating of the responsible reinsurers. Pools & associations, shown separately, are generally government or similar insurance funds carrying limited credit risk.

Consolidated Reinsurance Recoverables

			Outstanding
	A.M. Best		Balances	Net
	Rating	Gross	for which	Unsecured
	(or S&P	Reinsurance	Security	Reinsurance
	equivalent)	Recoverable	is Held	Recoverable

	A++	263.1	38.9	224.2
	A+	2,066.5	399.2	1,667.3
	A	1,546.6	619.1	927.5
	A−	370.8	78.6	292.2
	B++	53.2	6.4	46.8
	B+	27.4	3.3	24.1
	B or lower	113.0	3.0	110.0
	Not rated	897.9	308.9	589.0
	Pools & associations	124.3	15.1	109.2

		5,462.8	1,472.5	3,990.3
Provisions for uncollectible reinsurance		424.3		424.3

Net reinsurance recoverable		5,038.5		3,566.0

To support gross reinsurance recoverable balances, Fairfax had the benefit of letters of credit, trust funds or offsetting balances payable totalling $1,472.5 as at December 31, 2007 as follows:

for reinsurers rated A− or better, Fairfax had security of $1,135.8 against outstanding reinsurance recoverable of $4,247.0;

for reinsurers rated B++ or lower, Fairfax had security of $12.7 against outstanding reinsurance recoverable of $193.6; and

for unrated reinsurers, Fairfax had security of $308.9 against outstanding reinsurance recoverable of $897.9.

In addition to the above security arrangements, Lloyd’s is also required to maintain funds in Canada and the United States that are monitored by the applicable regulatory authorities.

Substantially all of the $424.3 of provisions for uncollectible reinsurance relates to the $769.9 of net unsecured reinsurance recoverable from reinsurers rated B++ or lower or which are unrated.

The two following tables separately break out the consolidated reinsurance recoverables for the operating companies and for the runoff operations. As shown in those tables, approximately 42.4% of the consolidated reinsurance recoverables relate to runoff operations as at December 31, 2007 (compared to 44.3% at the end of 2006).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reinsurance Recoverables – Operating Companies

			Outstanding
	A.M. Best		Balances	Net
	Rating	Gross	for which	Unsecured
	(or S&P	Reinsurance	Security	Reinsurance
	equivalent)	Recoverable	is Held	Recoverable

	A++	159.8	38.9	120.9
	A+	1,227.0	368.1	858.9
	A	978.1	545.2	432.9
	A-	284.3	71.0	213.3
	B++	36.5	5.9	30.6
	B+	18.4	2.9	15.5
	B or lower	22.3	1.3	21.0
	Not rated	242.8	47.7	195.1
	Pools & associations	33.7	15.1	18.6

		3,002.9	1,096.1	1,906.8
Provisions for uncollectible reinsurance		105.2		105.2

Net reinsurance recoverable		2,897.7		1,801.6

Reinsurance Recoverables – Runoff Operations

			Outstanding
			Balances
	A.M. Best		for	Net
	Rating	Gross	which	Unsecured
	(or S&P	Reinsurance	Security	Reinsurance
	equivalent)	Recoverable	is Held	Recoverable

	A++	103.3	—	103.3
	A+	839.5	31.1	808.4
	A	568.5	73.9	494.6
	A-	86.5	7.6	78.9
	B++	16.7	0.5	16.2
	B+	9.0	0.4	8.6
	B or lower	90.7	1.7	89.0
	Not rated	655.1	261.2	393.9
	Pools & associations	90.6	—	90.6

		2,459.9	376.4	2,083.5
Provisions for uncollectible reinsurance		319.1		319.1

Net reinsurance recoverable		2,140.8		1,764.4

Based on the results of the preceding analysis of Fairfax’s reinsurance recoverable and on the credit risk analysis performed by RiverStone as described in the next paragraph, Fairfax believes that its provision for uncollectible reinsurance provided for all likely losses arising from uncollectible reinsurance at December 31, 2007.

RiverStone, with its dedicated specialized personnel and expertise in analyzing and managing credit risk, is responsible for the following with respect to recoverables from reinsurers: evaluating the creditworthiness of all reinsurers and recommending to the group management’s reinsurance committee those reinsurers which should be included on the list of approved reinsurers; on a quarterly basis, monitoring reinsurance recoverable by reinsurer and by company, in aggregate, and recommending the appropriate provision for uncollectible reinsurance; and pursuing collections from, and global commutations with, reinsurers which are either impaired or considered to be financially challenged.

The company’s insurance and reinsurance operating companies purchase reinsurance for various reasons including risk diversification and mitigation and protection of capital. As set out in note 7 to the consolidated financial statements, ceded reinsurance transactions had a net negative pre-tax impact in 2007 of $388.0 (2006 – a net negative pre-tax impact of $748.0, including the effect of the $412.6 pre-tax loss on the commutation of the Swiss Re corporate adverse development cover; 2005 – a net positive pre-tax impact of $756.9). Earned premiums ceded to reinsurers in 2007 decreased to $725.0 compared to $747.2 in 2006 and $860.1 in 2005. Earned premiums ceded to reinsurers in 2007 and 2006 decreased as a result of greater retention of premiums written by the insurance and reinsurance operating companies and the effect of declines in gross premiums written from 2006 to 2007 and from 2005 to 2006 related to intensifying competition and deteriorating pricing associated with underwriting cycle softening. The decline in earned premiums ceded to reinsurers in 2005 due to the aforementioned factors was partially offset by the effects of reinstatement premiums paid to reinsurers to reinstate catastrophe protection against additional catastrophe events. Commissions earned on ceded reinsurance premiums were largely unchanged on a consolidated basis from 2006 to 2007 and from 2005 to 2006, despite the effects of increased retentions of written premiums and the declines in written premiums associated with the softening underwriting cycle at Crum & Forster, OdysseyRe and Northbridge (excluding the effect of foreign currency translation for Northbridge), which effects were largely offset by increased commissions earned as a result of increased earned premiums ceded to reinsurers by Fairfax Asia’s First Capital in 2007 and 2006. Claims incurred ceded to reinsurers of $235.9 in 2007 increased from ($98.0) in 2006 (primarily due to the effect in 2006 of the Swiss Re commutation). Claims incurred ceded to reinsurers in 2006 were reduced by the $412.6 pre-tax loss on the commutation of the Swiss Re corporate adverse development cover, but included additional cessions by Northbridge related to 2005 hurricane losses. Claims incurred ceded to reinsurers in 2005 included significant cessions to reinsurers of incurred losses related to hurricane losses. Claims incurred ceded to reinsurers in 2005 were reduced by $103.1, representing the pre-tax loss on the commutation of the Chubb Re adverse development cover by U.S. runoff. The provision for uncollectible reinsurance declined in 2007 relative to 2006 and 2005, primarily reflecting effective credit risk management and improved credit experience with the company’s reinsurers. In the most recent three years, Fairfax has recorded net provisions for uncollectible reinsurance of $46.2 in 2007, $46.5 in 2006 and $51.1 in 2005.

Net cash used in operating activities in 2007 included a $665.2 reduction in amounts recoverable from reinsurers, with the decrease relative to the change in 2006 reflecting the effect of significant reinsurance recoveries in 2006 of paid claims related to 2005 hurricanes. Cash provided by operating activities was increased significantly in 2006 by reinsurance recoveries, with the $1,154.2 decline during 2006 in amounts recoverable from reinsurers reflecting collections by the insurance and reinsurance operating companies from reinsurers of paid claims related to 2005 and 2004 hurricanes. The $437.1 decline during 2005 in amounts recoverable from reinsurers included collections from reinsurers related to paid claims on 2004 hurricane losses. Cash provided by operating activities in 2006 and in 2005 reflects the non-cash nature of the $412.6 pre-tax loss on the 2006 commutation of the Swiss Re corporate adverse development cover and the $103.1 pre-tax loss on the 2005 commutation of the Chubb Re adverse development cover by U.S. runoff, respectively.

Float

Fairfax’s float is the sum of its loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, reinsurance recoverables and deferred

FAIRFAX FINANCIAL HOLDINGS LIMITED

premium acquisition costs. This float arises because an insurance or reinsurance business receives premiums in advance of the payment of claims.

The following table shows the float that Fairfax’s insurance and reinsurance operations have generated and the cost of that float. As the table shows, the average float increased 4.9% in 2007 to $8.6 billion, at no cost.

					Average long
			Benefit		term Canada
	Underwriting		(Cost)		treasury bond
Year	profit (loss)	Average float	of float		yield

1986	2.5	21.6	11.6%		9.6%

2003	98.0	4,818.5	2.0%		5.4%
2004	147.4	5,898.7	2.5%		5.2%
2005	(437.5)	7,323.9	(6.0%	)	4.4%
2006	212.6	8,212.9	2.6%		4.3%
2007	281.3	8,617.7	3.3%		4.3%
Weighted average since inception			(2.5%	)	5.3%
Fairfax weighted average financing differential since inception: 2.8%

The following table presents the breakdown of total year-end float for the most recent five years.

					Total
					Insurance
	Canadian	U.S.	Asian		and
	Insurance	Insurance	Insurance	Reinsurance	Reinsurance	Runoff	Total

2003	1,021.1	1,546.9	88.0	2,461.6	5,117.6	1,480.5	6,598.1
2004	1,404.2	1,657.1	119.7	3,498.7	6,679.7	741.3	7,421.0
2005	1,461.8	1,884.9	120.2	4,501.1	7,968.0	788.6	8,756.6
2006	1,586.0	1,853.8	85.4	4,932.6	8,457.8	2,061.0	10,518.8
2007	1,887.4	1,812.8	86.9	4,990.4	8,777.5	1,770.5	10,548.0

In 2007, the Canadian insurance float increased by 19.0%, the U.S. insurance float decreased by 2.2%, the Asian insurance float increased by 1.8% and the reinsurance float increased by 1.2%, all at no cost. The Runoff float decreased by 14.1%, due primarily to runoff progress in the payment of claims. In the aggregate, total float increased by 0.3% to $10.5 billion at the end of 2007.

Insurance Environment

The property and casualty insurance and reinsurance industry reported improved core underwriting profitability in 2007 in the absence of the extreme catastrophe losses experienced in 2005 and 2004. Financial results reported by many insurers and reinsurers for fiscal 2007 have benefitted from net favourable development of prior years’ reserves, as loss emergence in recent accident years has been better than expected in many lines of business. Combined ratios in 2007 for Canada, for U.S. commercial lines and for U.S. reinsurers are expected to be approximately 91.6%, 94.0% and 95.0%, respectively, according to recently published industry composites. Despite the general and widespread softening observed in recent years affecting rates across most lines and classes of business, insurers continue to report favourable financial results. The impact of deteriorating rates and terms and intensified competition for new and renewal business associated with the softening underwriting cycle, however, is evident in the observable deterioration in accident year loss ratios for the industry. The unprecedented 2005 hurricane losses temporarily stabilized rates in general, with catastrophe-exposed property rates increasing sharply, but buoyant industry results for 2006 and 2007, as evidenced by improved calendar year basis underwriting profitability, favourable reserve development, improved net earnings and resulting increased industry capital, are expected to continue to generate a more competitive industry in 2008, featuring more competitive rates, terms and conditions in the marketplace.

Investments

The majority of interest and dividend income is earned by the insurance, reinsurance and runoff companies. Interest and dividend income earned on holding company cash, short term investments and marketable securities was $19.3 in 2007 (2006 – $23.9, 2005 – $26.9).

Interest and dividend income earned in Fairfax’s first year and for the past nine years (the period since Fairfax’s last significant acquisition) is presented in the following table.

	Average		Interest and Dividend Income
	Investments at		Pre-Tax			After Tax
	Carrying Value		Amount	Yield	Per Share	Amount	Yield	Per Share
				(%)			(%)

1986	46.3		3.4	7.34	0.70	1.8	3.89	0.38

1999	10,020.3		532.7	5.32	39.96	348.0	3.47	26.10
2000	11,291.5		534.0	4.73	40.54	377.6	3.34	28.66
2001	10,264.3		436.9	4.26	33.00	297.1	2.89	22.44
2002	10,377.9		436.1	4.20	30.53	292.2	2.82	20.46
2003	11,527.5		331.9	2.88	23.78	215.8	1.87	15.46
2004	12,955.8	(1)	375.7	2.90	27.17	244.3	1.89	17.66
2005	14,142.5	(1)	466.1	3.30	28.34	303.0	2.14	18.42
2006	15,827.0	(1)	746.5	4.72	42.03	485.3	3.07	27.32
2007	17,898.0	(1)(2)	761.0	4.25	42.99	494.7	2.76	27.95

(1)	Net of $1,062.8 (2006 – $783.3; 2005 – $700.3; 2004 – $539.5) of short sale and derivative obligations of the holding company and the subsidiary companies.

(2)	Effective January 1, 2007, Canadian Generally Accepted Accounting Principles changed, requiring the company to carry most of its investments at fair value, whereas previously, these investments would have been carried at cost or amortized cost. The company adopted these new requirements prospectively and accordingly, prior period investment balances in this table have not been restated.

Funds withheld payable to reinsurers shown on the consolidated balance sheet ($362.6 in 2007) represents premiums and accumulated accrued interest (at an average interest crediting rate of approximately 7% per annum) on aggregate stop loss reinsurance treaties, principally relating to Crum & Forster ($250.7) and OdysseyRe ($84.7). In 2007, $24.1 of interest expense accrued to reinsurers on funds withheld; the company’s total interest and dividend income of $761.0 in 2007 was net of this interest expense. Claims payable under such treaties are paid first out of the funds withheld balances.

Interest and dividend income increased in 2007 primarily due to increased investment portfolios in 2007. The gross portfolio yield, before interest on funds withheld of $24.1, was 4.39% for 2007 compared to the 2006 gross portfolio yield, before interest on funds withheld of $40.0, or 4.97%. The pre-tax interest and dividend income yield decreased to 4.25% in 2007 from 4.72% in 2006, while the after-tax yield decreased to 2.76% in 2007 from 3.07% in 2006. The decreased yields were primarily attributable to the impact of lower interest rates, as three-month U.S. treasury bill yields averaged approximately 4.45% in 2007 compared to approximately 4.83% in 2006 and ten-year U.S. treasury bond yields averaged approximately 4.63% in 2007 compared to approximately 4.78% in 2006. Since 1985, pre-tax interest and dividend income per share has compounded at a rate of 21.7% per year.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Investments (including at the holding company) in Fairfax’s first year and since 1999, at their year-end carrying values, are presented in the following table.

	Cash and
	Short Term			Preferred	Common	Real
	Investments		Bonds(2)	Stocks	Stocks(3)	Estate	Total		Per Share

1985	6.4		14.1	1.0	2.5	–	24.0		4.80

1999	1,766.9		9,165.9	92.3	1,209.0	55.6	12,289.7		915.35
2000	1,663.0		7,825.5	46.7	813.6	50.8	10,399.6		793.81
2001	1,931.3		7,357.3	79.4	811.7	49.1	10,228.8		712.76
2002	2,033.2		7,390.6	160.1	992.1	20.5	10,596.5		753.90
2003	6,120.8		4,705.2	142.3	1,510.7	12.2	12,491.2		901.35
2004	4,075.0	(1)	7,260.9	135.8	1,960.9	28.0	13,460.6	(1)	840.80	(1)
2005	4,385.0	(1)	8,127.4	15.8	2,324.0	17.2	14,869.4	(1)	835.11	(1)
2006	5,188.9	(1)	9,017.2	16.4	2,579.2	18.0	16,819.7	(1)	948.62	(1)
2007(4)	3,965.7	(1)	11,669.1	19.9	3,339.5	6.5	19,000.7	(1)	1,075.50	(1)

(1)	Net of $1,062.8 (2006 – $783.3; 2005 – $700.3; 2004 – $539.5) of short sale and derivative obligations of the holding company and the subsidiary companies.

(2)	Includes credit derivatives.

(3)	Includes investments at equity and equity derivatives.

Total investments and total investments per share increased at year-end 2007 primarily due to strong operating cash flows at the insurance and reinsurance companies and significant net investment gains. Since 1985, investments per share have compounded at a rate of 27.9% per year.

Management performs its own fundamental analysis of each proposed investment, and subsequent to investing, reviews at least quarterly the carrying value of each investment whose market value has been consistently below its carrying value for some time, to assess whether recording a provision for other than temporary impairment is appropriate. In making this assessment, careful analysis is made comparing the intrinsic value of the investment as initially assessed to the current assessment of intrinsic value based on current outlook and other relevant investment considerations. Other considerations in this assessment include the length of time the investment has been held, the difference between cost or amortized cost and fair value, and the company’s ability and intent with respect to continuing to hold the investment.

The composition of the company’s fixed income portfolio, as at December 31, 2007, classified according to the higher of each security’s respective S&P and Moody’s issuer credit ratings, is presented below:

Credit
Rating	Carrying Value of Fixed Income Portfolio
		%

AAA	8,814.3	83.8
AA	1,401.0	13.3
A	1.4	0.0
BBB	146.1	1.4
BB	18.3	0.2
B	39.1	0.4
Lower than B and unrated	92.1	0.9

Total	10,512.3	100.0

At December 31, 2007, 98.5% of the fixed income portfolio at carrying value was rated investment grade, with 97.1% (primarily consisting of government obligations) being rated AA or better. Of the $555.0 of corporate and other bonds, the largest five holdings by fair value represented 83.7%

Subsidiary portfolio investments and holding company investments include $1,119.1 at fair value (original cost $340.0) of credit default swaps (with a remaining average life of approximately 4.0 years) referenced to a number of issuers, primarily financial services companies, to provide protection against systemic financial risk arising from financial difficulties these entities could experience in a more difficult financial environment. The company endeavours to limit counterparty risk through the terms of the agreements negotiated with the counterparties to the credit default swap contracts. Pursuant to the agreements governing the credit default swaps as negotiated by the company with the counterparties, the counterparties to these transactions are contractually required to deposit government securities in collateral accounts for the benefit of the company in amounts related to the then current fair value of the credit default swaps. The fair value of this collateral at December 31, 2007 was $886.0 (2006 – nil). Fairfax does not have the right to sell or repledge this collateral.

Interest Rate Risk

Fluctuations in interest rates have a direct impact on the market valuation of the company’s fixed income securities portfolio. As interest rates rise, market values of fixed income securities portfolios decline and, conversely, as interest rates decline, market values of fixed income securities portfolios rise. Credit risk aside, the company positions its fixed income securities portfolio based on its view of future interest rates and the yield curve, balanced with liquidity requirements and may reposition the portfolio in response to changes in the interest rate environment.

The table that follows presents the potential pre-tax impact of interest rate fluctuations on net income and other comprehensive income relating to the fixed income securities portfolio as of December 31, 2007, based on parallel 200 basis point shifts in interest rates up and down in 100 basis point increments. The table indicates an asymmetric market value response to equivalent basis point shifts up and down in interest rates. This primarily reflects the company’s holdings of $1,532.9 (14.6% of the fixed income investment portfolio) of fixed income securities containing a put feature. The asymmetric market value response reflects the company’s ability to put these bonds back to the issuer for early maturity in a rising interest rate environment (thereby limiting market value loss) but to hold these bonds to their longer full maturity dates in a declining interest rate environment (thereby maximizing the full benefit of higher market values in that environment and reducing reinvestment risk).

	December 31, 2007
	Prospective	Hypothetical
	Fair Value	$ Change
	of Fixed	Effect on Other
	Income	Comprehensive	Effect on Net	Hypothetical
Change in Interest Rates	Portfolio	Income (Pre-Tax)	Income (Pre-Tax)	% Change

200 basis point rise	9,104.4	(1,229.1)	(178.8)	(13.4%)
100 basis point rise	9,743.9	(655.6)	(112.8)	(7.3%)
No change	10,512.3	–	–	–
100 basis point decline	11,550.2	865.6	172.3	9.9%
200 basis point decline	12,736.3	1,839.5	384.5	21.2%

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income security assets at the indicated date, and should not be relied on as indicative of future results.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Certain shortcomings are inherent in the method of analysis presented in the computation of the prospective fair value of fixed rate instruments. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

          Return on the Investment Portfolio

The following table presents the performance of the investment portfolio in Fairfax’s first year and for the past nine years (the period since Fairfax’s last significant acquisition). For the years 1986 to 2006, the calculation of total return on average investments includes interest and dividends, net realized gains (losses) and changes in net unrealized gains (losses). For 2007, due to the prospective adoption effective January 1, 2007 of new accounting pronouncements as described in footnote 4 to the table below, the calculation of total return on average investments includes interest and dividends, net investment gains (losses) recorded in net earnings, net unrealized gains (losses) recorded in other comprehensive income and changes in net unrealized gains (losses) on investments, at equity. All of the above noted amounts are included in the calculation of total return on average investments on a pre-tax basis.

									Change in
							Net Gains (Losses)		Unrealized
	Average			Net		Change in	recorded in:		Gains
	Investments		Interest	Realized		Unrealized		Other	(Losses)
	at Carrying		and	Gains		Gains	Net	Comprehensive	on Investments,	Total Return on Average Investments
	Value		Dividends	(Losses)		(Losses)	Earnings	Income	at Equity		(%)

1986	46.3		3.4	0.7		(0.2)	—	—	—	3.9	8.4
						—
1999	10,020.3		532.7	63.8		(871.4)	—	—	—	(274.9)	(2.7)
2000	11,291.5		534.0	259.1		584.1	—	—	—	1,377.2	12.2
2001	10,264.3		436.9	121.0		194.0	—	—	—	751.9	7.3
2002	10,377.9		436.1	465.0		263.2	—	—	—	1,164.3	11.2
2003	11,527.5		331.9	826.1		142.4	—	—	—	1,300.4	11.3
2004	12,955.8	(1)	375.7	300.5	(2)	165.6	—	—	—	841.8	6.5
2005	14,142.5	(1)	466.1	385.7		73.0	—	—	—	924.8	6.5
2006	15,827.0	(1)	746.5	789.4	(3)	(247.8)	—	—	—	1,288.1	8.1
2007	17,898.0	(1)(4)	761.0	—		—	1,639.4	304.5	(131.2)	2,573.7	14.4

Cumulative from inception			5,432.7	3,887.8			1,639.4				9.5	%(5)

(1)	Net of $1,062.8 (2006 – $783.3; 2005 – $700.3; 2004 – $539.5) of short sale and derivative obligations of the holding company and the subsidiary companies.

(2)	Excludes the $40.1 gain on the company’s secondary offering of Northbridge and the $27.0 loss in connection with the company’s repurchase of outstanding debt at a premium to par.

(3)	Excludes the $69.7 gain on the company’s secondary offering of OdysseyRe, the $15.7 loss on the company’s repurchase of outstanding debt at a premium to par and the $8.1 dilution loss on conversions during 2006 of the OdysseyRe convertible senior debenture.

(4)	Effective January 1, 2007, Canadian Generally Accepted Accounting Principles changed, requiring the company to carry most of its investments at fair value, whereas previously, these investments would have been carried at cost or amortized cost. The company adopted these new requirements prospectively and accordingly, prior period investment balances in this table have not been restated.

(5)	Simple average of the total return on average investments for each of the 22 years.

Investment gains have been an important component of Fairfax’s financial results since 1985, having contributed an aggregate $5,527.2 (pre-tax) to net earnings since inception. The contribution has fluctuated significantly from period to period: the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. From inception in 1985 to 2007, total return on average investments has averaged 9.5%.

The company has a long term, value-oriented investment philosophy. It continues to expect fluctuations in the global financial markets for common stocks, bonds and derivative and other securities.

Capital Resources and Management

Total capital, comprising shareholders’ equity and non-controlling interests, increased 37.9% during 2007 to $5,843.0, compared to $4,236.8 (pro forma) at December 31, 2006.

The company manages its capital based on the following financial measurements and ratios:

		Pro forma
	2007	2006(1)	2006	2005	2004	2003

Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	963.4	783.6	767.4	559.0	566.8	410.2

Holding company debt	1,063.2	1,181.5	1,202.6	1,365.3	1,422.9	1,307.1
Subsidiary debt	915.0	974.2	981.3	933.2	862.2	783.8
Other long term obligations – holding company	192.6	197.1	197.1	244.5	247.6	280.4

Total debt	2,170.8	2,352.8	2,381.0	2,543.0	2,532.7	2,371.3

Net debt	1,207.4	1,569.2	1,613.6	1,984.0	1,965.9	1,961.1

Common shareholders’ equity	4,121.4	2,799.6	2,720.3	2,507.6	2,665.1	2,327.3
Preferred equity	136.6	136.6	136.6	136.6	136.6	136.6
Non-controlling interests	1,585.0	1,300.6	1,292.9	751.4	579.5	432.0

Total equity and non-controlling interests	5,843.0	4,236.8	4,149.8	3,395.6	3,381.2	2,895.9

Net debt/total equity and non-controlling interests	20.7%	37.0%	38.9%	58.4%	58.1%	67.7%
Net debt/net total capital(2)	17.1%	27.0%	28.0%	36.9%	36.8%	40.4%
Total debt/total capital(3)	27.1%	35.7%	36.5%	42.8%	42.8%	45.0%
Interest coverage(4)	11.3x	5.2x	5.2x	N/A	2.6x	4.5x

(1)	Balances reflect the adjustment at January 1, 2007 upon adoption of the new accounting standards described in note 2 to the consolidated financial statements.

(2)	Net total capital is calculated by the company as the sum of total shareholders’ equity, non-controlling interests and net debt.

(3)	Total capital is calculated by the company as the sum of total shareholders’ equity, non-controlling interests and total debt.

(4)	Interest coverage is calculated by the company as the sum of earnings (loss) from operations before income taxes and interest expense divided by interest expense.

Cash, short term investments and marketable securities held at the holding company at December 31, 2007 of $971.8 net of holding company short sale and derivative obligations of $8.4 resulted in a net balance of cash, short term investments and marketable securities of $963.4 ($783.6 (pro forma) in 2006). Net debt decreased to $1,207.4 at December 31, 2007 from $1,569.2 (pro forma) at December 31, 2006. At December 31, 2007 the company’s consolidated net debt/net total capital ratio improved to 17.1% from 27.0% (pro forma) at December 31, 2006, and the consolidated total debt/total capital ratio improved to 27.1% from 35.7% (pro forma) at December 31, 2006. The above-noted financial leverage ratios improved primarily due to 2007 net earnings, the repayment of Fairfax senior notes upon maturity, the repayment of a portion of the Cunningham Lindsey indebtedness and other opportunistic debt repurchases during the year.

Holding company indebtedness declined by $122.8 to $1,255.8 from $1,378.6 (pro forma) at December 31, 2006, reflecting the repayment of $60.4 of matured senior notes, open market

FAIRFAX FINANCIAL HOLDINGS LIMITED

repurchases of bonds for cancellation and other debt retirement totaling $52.0 and a net increase in debt transaction costs of $10.4 recorded as a reduction to the carrying value of debt. During the second quarter, Fairfax completed an exchange offer wherein $282.6 principal amount of 7 3/4% notes due 2012 were exchanged by noteholders for $282.6 principal amount of 7 3/4% notes due 2017. Fairfax paid $11.2 in cash early participation payments to tendering noteholders and incurred expenses of $2.9 which were deferred and recorded as a reduction of the balance sheet carrying value of the related debt and are being amortized to earnings over the term of the new notes.

Subsequent to the end of the fiscal year, on January 9, 2008, the company called for redemption all of its outstanding 5% convertible senior debentures due July 15, 2023. On the redemption date of February 13, 2008, $188.5 principal amount of these debentures had been converted by their holders into 886,888 subordinate voting shares of the company and the company paid a nominal amount of cash to redeem the unconverted debentures and in lieu of fractional shares. The pro forma total debt/total capital ratio as at December 31, 2007, after giving effect to the reduction of holding company debt and the increase in shareholders’ equity as a result of the conversion, was 25.4%.

Subsidiary indebtedness decreased by $59.2 to $915.0 from $974.2 (pro forma) at December 31, 2006, reflecting the retirement by OdysseyRe of $23.5 principal amount of 4.375% convertible senior debentures due 2022, the completion by Crum & Forster of a tender offer that retired $295.7 principal amount of its 10 3/8% notes due 2013 for consideration of $325.7 and an offering of $330.0 principal amount of 7 3/4% notes due 2017 at an issue price of 100%, a $68.2 decrease principally attributable to Cunningham Lindsey indebtedness, a $17.8 increase in the carrying value of debt as a result of the impact of movements in the U.S. dollar-Canadian dollar exchange rate on Canadian dollar-denominated debt, and a net increase in debt transaction costs of $19.6 that has been classified as a reduction to the carrying value of debt. Of the $41.3 in costs related to the Crum & Foster tender offer and debt offering (comprised of cash payments to noteholders in connection with the tender offer of $29.9, transaction costs of the tender offer and the debt offering of $6.0, and non-cash costs of the retired debt of $5.4 which were previously deferred), $21.2 was charged to earnings as current period costs of debt extinguishment and $20.1 was deferred and recorded as a reduction of the balance sheet carrying value of the related debt and is being amortized to earnings over the term of the new notes. The subsidiary indebtedness decrease of $68.2 reflected $66.5 in net repayments (inclusive of the full repayment of the Cunningham Lindsey Cdn$72.8 unsecured term loan facility), the deconsolidation of the Cunningham Lindsey operations and related debt, and the effect of movements in foreign exchange.

Primarily as a result of 2007 net earnings and other comprehensive income, shareholders’ equity at December 31, 2007 increased by $1,401.1 to $4,258.0 from $2,856.9 at the end of 2006. Common shareholders’ equity at December 31, 2007 was $4,063.5 or $230.01 per basic share (excluding the $57.9 of capital attributable to the company’s issue of convertible debentures in 2003 and the unrecorded $77.7 excess of fair value over the carrying value of investments carried at equity) compared to $150.16 per basic share ($154.63 per basic share adjusted for the adoption of the new accounting standards described in note 2 to the consolidated financial statements) at the end of 2006, representing an increase in 2007 over the $154.63 per basic share value at the end of 2006 of 48.7% (50.5% adjusted to include the $2.75 per share dividend paid in 2007). At December 31, 2007 there were 17,666,790 shares effectively outstanding.

Pro forma book value per basic share at December 31, 2007, reflecting the conversion in February 2008 of the $188.5 outstanding principal amount of Fairfax’s 5% convertible debentures due July 15, 2023 into 886,888 subordinate voting shares, was $229.37.

Non-controlling interests increased to $1,585.0 at December 31, 2007 from $1,300.6 (pro forma) at the end of 2006, due primarily to the non-controlling interest share of Northbridge’s and OdysseyRe’s net earnings for the year.

The company has issued and repurchased common shares over the last five years as follows:

	Number of	Average
	subordinate	issue/repurchase	Net proceeds/
Date	voting shares	price per share	(repurchase cost)

2003 – repurchase of shares	(240,700)	127.13	(30.6)
2004 – issue of shares	2,406,741	124.65	299.7
2004 – repurchase of shares	(215,200)	146.38	(31.5)
2005 – issue of shares	1,843,318	162.75	299.8
2005 – repurchase of shares	(49,800)	148.59	(7.4)
2006 – repurchase of shares	(67,800)	113.57	(7.7)
2007 – repurchase of shares	(38,600)	181.35	(7.0)

Fairfax’s indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share and book value per share figures.

A common measure of capital adequacy in the property and casualty industry is the premiums to surplus (or total shareholders’ equity) ratio. This is shown for the insurance and reinsurance subsidiaries of Fairfax for the most recent five years in the following table:

	Net Premiums Written to Surplus
	(Total Shareholders’ Equity)
	2007	2006	2005	2004	2003

Insurance
Northbridge (Canada)	0.7	1.0	1.1	1.3	1.5
Crum & Forster (U.S.)	0.8	1.0	0.9	0.9	0.8
Fairmont (U.S.)(1)	n/a	n/a	0.9	1.0	1.5
Fairfax Asia	0.3	0.4	0.5	0.6	2.2
Reinsurance
OdysseyRe	0.8	1.1	1.5	1.6	1.7
Group Re	0.6	1.2	1.1	1.5	1.4
Canadian insurance industry	1.0	1.0	1.1	1.2	1.6
U.S. insurance industry	0.9	0.9	1.0	1.1	1.2

(1)	Crum & Forster acquired the ongoing Fairmont business in 2006.

In the U.S., the National Association of Insurance Commissioners (NAIC) has developed a model law and risk-based capital (RBC) formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC’s requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company’s insurance, investment and other business activities. At December 31, 2007, the U.S. insurance, reinsurance and runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level – each subsidiary had capital and surplus in excess of 4.9 times the authorized control level, except for TIG (2.8 times). As part of the TIG reorganization described in the Runoff section, Fairfax has guaranteed that TIG will have capital and surplus of at least two times the authorized control level at each year-end.

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test (MCT) formula. At December 31, 2007, Northbridge’s subsidiaries had a weighted average MCT ratio of 311% of the minimum statutory capital required, compared to 250% at December 31, 2006, well in excess of the 150% minimum supervisory target.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The issuer credit ratings and financial strength ratings of Fairfax and its insurance and reinsurance subsidiaries were as follows as at December 31, 2007:

Standard
	A.M. Best	& Poor’s	Moody’s	DBRS

Issuer Credit Ratings
Fairfax Financial Holdings Limited	bbb−	BB	Ba3	BB (high	)
Crum & Forster Holdings Corp.	bbb−	BB	Ba2	–
Odyssey Re Holdings Corp.	bbb	BBB-	Baa3	–
Financial Strength Ratings
Crum & Forster Holdings Corp.(1)	A−	BBB	Baa2
Odyssey Re Holdings Corp.(1)	A	A-	A3
Lombard General Insurance Company of Canada	A	BBB+	–	–
Commonwealth Insurance Company	A	BBB+	–	–
Markel Insurance Company of Canada	A	BBB+	–	–
Federated Insurance Company of Canada	A	BBB+	–	–
CRC (Bermuda) Reinsurance Limited	A	BBB+	–
First Capital Insurance Limited	A−	–	–
Falcon Insurance Company (Hong Kong) Limited	–	A−	–	–

(1)	Financial strength ratings apply to the operating companies

Liquidity

The purpose of liquidity management is to ensure that there will be sufficient cash to meet all financial commitments and obligations as they become due.

The company believes that cash, short term investments and marketable securities held at the holding company provide more than adequate liquidity to meet the holding company’s obligations in 2008. In addition to these holding company resources, the holding company expects to continue to receive investment management fees, investment income on its holdings of cash, short term investments and marketable securities, and tax sharing payments and dividends from its insurance and reinsurance subsidiaries (although tax sharing payments in 2008 are expected to decline relative to those received in 2007 due to the 2006 deconsolidation of OdysseyRe from the U.S. consolidated tax group and as a result of the expected utilization of the remaining U.S. tax losses by member companies of the U.S. consolidated tax group). For 2008, the holding company’s known obligations, beyond the $88.9 dividend on common shares ($5.00 per share) paid in February 2008, consist of interest and overhead expenses, preferred share dividends, the payment of $62.1 in April on the maturity of outstanding notes, and the payment of approximately $31.5 of purchase consideration payable.

Holding company cash, short term investments and marketable securities at December 31, 2007 totaled $971.8 ($963.4 net of holding company short sale and derivative obligations), compared to $767.4 at the end of 2006. Significant cash movements at the Fairfax holding company level during 2007 included payments of $112.3 to retire $114.0 principal amount of debt, interest paid of $105.1, cash early participation payments of $11.2 on the company’s note exchange offer, the payment of $61.5 of common and preferred share dividends, the funding of Fairfax Asia’s additional investment in ICICI Lombard of $15.3, the receipt of $112.6 in cash dividends from subsidiaries, payments received from subsidiaries pursuant to tax sharing agreements of $143.6, investment management fees of $52.6, and investment income earned on and the appreciation in the fair value of holding company cash, short term investments and marketable securities. The holding company cash, short term investments and marketable securities balance varies with changes in the fair values of the investment securities owned at the holding company.

Subsidiary cash and short term investments decreased by $1,384.6 to $3,218.1 at the end of 2007 from $4,602.7 at the end of 2006, with the cash decrease having been primarily invested in government bonds. Consolidated cash resources decreased by $2,651.3 during 2007, primarily as a result of $2,109.8 of cash used in investing activities (net purchases of short term investments and other investment securities, principally government bonds). Consolidated cash resources increased by $1,173.4 during 2006, primarily reflecting $905.1 of cash provided by operating activities (principally collections from reinsurers related to paid losses on 2005 hurricane losses) and $408.8 of cash provided by investing activities (principally the proceeds of the company’s secondary offering of OdysseyRe common shares in the fourth quarter of 2006). Consolidated cash resources increased by $160.7 during 2005, with $626.4 of cash provided by operating activities and $368.4 of cash provided by financing activities (including the $299.8 net proceeds of the company’s 2005 public offering of subordinate voting shares) having been primarily applied to the funding of net purchases of investment securities ($846.0 of cash used in investing activities).

Contractual Obligations

The following table provides a payment schedule of current and future obligations as at December 31, 2007:

		Less than			More than
	Total	1 year	1 – 3 years	3 – 5 years	5 years

Net claims liability	10,646.3	2,799.1	3,369.5	1,815.3	2,662.4
Long term debt obligations – principal	1,900.5	181.0	12.8	181.6	1,525.1
Long term debt obligations – interest	1,318.5	137.9	261.7	251.7	667.2
Convertible debentures(1)	188.5	188.5	—	—	—
Operating leases – obligations	283.1	57.8	83.1	49.5	92.7
Other long term liabilities – principal	192.6	5.2	12.0	11.1	164.3
Other long term liabilities – interest	158.6	16.6	31.7	29.6	80.7

	14,688.1	3,386.1	3,770.8	2,338.8	5,192.4

(1)	Holders of the Fairfax 5% convertible senior debentures due July 15, 2023 converted their debentures into 886,888 subordinate voting shares and a nominal amount of cash in February 2008. Refer to note 8 to the consolidated financial statements (Long Term Debt) for details.

For further detail on Fairfax’s net claims liability, long term debt principal and interest payments, other long term liability payments and operating lease payments, please see notes 5, 8, 9 and 15, respectively, of the company’s consolidated financial statements.

SEC Subpoenas

For a full description of this matter, please see “SEC Subpoenas” in note 13 (Contingencies and Commitments) to the consolidated financial statements.

Lawsuits

For a full description of this matter, please see “Lawsuits” in note 13 (Contingencies and Commitments) to the consolidated financial statements.

Management’s Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the company’s CEO and CFO, the company conducted an evaluation of the effectiveness of its disclosure

FAIRFAX FINANCIAL HOLDINGS LIMITED

controls and procedures as of December 31, 2007 as required by Canadian securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the company’s CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of December 31, 2007, the company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

The company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2007. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. The company’s management, including the CEO and CFO, concluded that, as of December 31, 2007, the company’s internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework issued by COSO.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Remediation of Material Weaknesses in Internal Control Over Financial Reporting

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. During 2007, the company was engaged in the implementation of remediation efforts to address the material weaknesses in existence at December 31, 2006. These remediation efforts, outlined below, were specifically designed to address the material weaknesses identified by the company’s management. As a result of its assessment of the effectiveness of internal control over financial reporting, the company’s management determined that the material weaknesses relating to financial reporting organizational structure and personnel and head office consolidation controls had been remediated as of December 31, 2007.

(a)	Financial Reporting Organizational Structure and Personnel

As of December 31, 2006, the company did not maintain an appropriate accounting and financial reporting organizational structure and a sufficient complement of accounting personnel to support the activities of the company. Specifically, lines of communication between the company’s operations and accounting and finance personnel and the subsidiaries were not adequate to raise issues to the appropriate level of accounting personnel. Further, the company did not maintain personnel with an appropriate level of accounting knowledge, experience and training to support the size and complexity of the organization and its financial reporting requirements. The company has implemented the following measures:

1.	The Chief Financial Officer has been appointed to the Executive Committee and the Operations Committee and the accounting and financial reporting organizational structure has been redesigned to facilitate better communication and accountability.

2.	The company has hired additional financial accounting personnel at head office with the requisite training, skills and experience appropriate to the job requirements and the complexity of the organization.

3.	The company has established committees and working groups comprised of head office and subsidiary accounting personnel to enhance communication.

Based upon the specific actions taken, as listed above, and the testing and evaluation of the effectiveness of the controls, the company’s management concluded that remediation of the material weakness in financial reporting organizational structure and personnel had been achieved as of December 31, 2007.

(b)	Head Office Consolidation Controls

As of December 31, 2006, the company did not maintain effective controls over the completeness and accuracy of period-end financial reporting and period-end close processes at the Fairfax head office consolidation level. Specifically, the company did not maintain effective review and monitoring processes and documentation relating to the (i) recording of recurring and non-recurring journal entries and (ii) translation of foreign currency transactions and subsidiary company results.

The company has undertaken the following measures:

1.	The company has strengthened documentation and review procedures relating to recurring and non-recurring consolidation journal entries.

2.	The company has strengthened its control procedures over currency translation adjustment accounting at the head office and subsidiary levels.

Based upon the specific actions taken, as listed above, and the testing and evaluation of the effectiveness of the controls, the company’s management concluded that remediation of the material weakness in head office consolidation controls had been achieved as of December 31, 2007.

Issues and Risks

The following issues and risks, among others, should be considered in evaluating the outlook of the company. For a fuller detailing of issues and risks relating to the company, please see Risk Factors in Fairfax’s most recent Supplemental and Base Shelf Prospectus filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Claims Reserves

The major risk that all property and casualty insurance and reinsurance companies face is that the provision for claims is an estimate and may be found to be deficient, perhaps very significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable jury verdicts, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (e.g. asbestos and pollution) and poor weather. Fairfax’s gross provision for claims was $15,048.1 at December 31, 2007. The company’s management of reserving risk is discussed in note 18 (Financial Risk Management) to the consolidated financial statements and in the Asbestos, Pollution and Other Hazards Section of this Annual Report.

Latent Claims

The company has established loss reserves for asbestos, environmental and other latent claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to its operating results and financial condition in future periods. The company’s management of reserving risk is discussed in note 18 (Financial Risk Management) to the consolidated financial statements and in the Asbestos, Pollution and Other Hazards Section of this Annual Report.

Recoverable from Reinsurers

Most insurance and reinsurance companies reduce their liability for any individual claim by reinsuring amounts in excess of the maximum they want to retain. This third party reinsurance does not relieve the company of its primary obligation to the insured. Recoverable from reinsurers may become an issue mainly due to solvency credit concerns, due to the potentially long time period over which claims may be paid and the resulting recoveries are received from the reinsurers, or due to policy disputes. Fairfax had $5,038.5 recoverable from reinsurers (including recoverables on paid losses) as at December 31, 2007.

Although the relative magnitude of the company’s recoverable for reinsurers balance is significant, this is primarily the result of past acquisitions of companies that relied heavily on reinsurance and greater reliance on reinsurance in prior years, and is not necessarily indicative of the extent that the company has utilized reinsurance more recently. The credit risk associated with these older reinsurance recoverable balances is addressed in note 18 (Financial Risk Management) to the consolidated financial statements and in the Reinsurance Recoverables section of Management’s Discussion and Analysis of Financial Condition and Results of Operation in this Annual Report.

Catastrophe Exposure

Insurance and reinsurance companies are subject to losses from catastrophes such as earthquakes, hurricanes, windstorms, hailstorms or terrorist attacks, which are unpredictable and can be very significant. The company’s management of catastrophe risk is discussed in note 18 (Financial Risk Management) to the consolidated financial statements.

Prices

Prices in the insurance and reinsurance industry are cyclical and can fluctuate quite dramatically. With under-reserving, competitors can price below underlying costs for many years and still survive. The property and casualty insurance and reinsurance industry is highly competitive. The company’s management of pricing risk is discussed in note 18 (Financial Risk Management) to the consolidated financial statements.

Foreign Exchange

The company has assets, liabilities, revenue and costs that are subject to currency fluctuations that may expose the company to foreign currency risk. These currency fluctuations have been and may be very significant and may affect the statement of earnings or, through the currency translation account in accumulated other comprehensive income, shareholders’ equity. The company’s management of foreign currency risk is discussed in note 18 (Financial Risk Management) to the consolidated financial statements.

Cost of Revenue

Unlike most businesses, the insurance and reinsurance business can have enormous costs that can significantly exceed the premiums received on the underlying policies. Similar to short selling in the stock market (selling shares not owned), there is no limit to the losses that can arise from most insurance policies, even though most contracts have policy limits.

Regulation

Insurance and reinsurance companies are regulated businesses which means that except as permitted by applicable regulation, Fairfax does not have access to its insurance and reinsurance subsidiaries’ net income and shareholders’ capital without the requisite approval of applicable insurance regulatory authorities.

Taxation

Realization of the company’s future income taxes asset is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and other temporary differences exist. Capitalized operating and capital loss carryforwards were not as at December 31, 2007, but in prior years had been, a major component of the company’s future income taxes asset. Failure to achieve projected levels of profitability could lead to a writedown in the future income taxes asset if the expected recovery period for capitalized loss carryforwards becomes longer than anticipated.

Bonds, Common Stocks, and Derivative Securities Holdings

The company holds bonds, common stocks, preferred stocks and derivative securities in its portfolio. The market value of bonds and preferred stocks fluctuates with changes in interest rates and credit outlook. The market value of common stocks is exposed to fluctuations in the stock market. Risks associated with investments in derivative securities include market risk, interest rate risk, liquidity risk and credit risk. The company’s use of derivatives is primarily for general protection against declines in the fair value of the company’s financial assets and is governed by the company’s investment policies. The derivative securities are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition. The company’s management of market risk, interest rate risk, liquidity risk and credit risk is discussed in note 18 (Financial Risk Management) to the consolidated financial statements.

Goodwill

The goodwill on the balance sheet arises from various acquisitions made by the company, or from acquisitions made by the company’s operating subsidiaries. Continued profitability is essential for there to be no impairment in the carrying value of the goodwill.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Ratings

The company has financial strength or claims paying and issuer credit or debt ratings by the major rating agencies in North America. As financial stability is very important to its customers, the company is vulnerable to downgrades by the rating agencies.

Holding Company

Being a small holding company, Fairfax is very dependent on strong operating management, which makes it vulnerable to management turnover.

Financial Strength

Fairfax strives to be soundly financed. If the company requires additional capital or liquidity but cannot obtain it at all or on reasonable terms, its business, operating results and financial condition would be materially adversely affected.

Cost of Reinsurance and Adequate Protection

The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company’s business volume and profitability. Many reinsurance companies have begun to exclude certain coverages from the policies they offer. In the future, alleviation of risk through reinsurance arrangements may become increasingly difficult.

The rates charged by reinsurers and the availability of reinsurance to the company’s subsidiaries will generally reflect the recent loss experience of the company and of the industry in general. For example, the significant hurricane losses in 2004 and 2005 caused the prices for catastrophe reinsurance protection in Florida to increase significantly in 2006. Rather than incurring increased costs of reinsurance by virtue of purchasing more reinsurance or by virtue of these higher rates, in the following year the company elected to decrease its direct catastrophe exposure in that region, therefore requiring the purchase of a reduced amount of catastrophe reinsurance.

Information Requests or Proceedings by Government Authorities

The existence of information requests or proceedings by government authorities could have various adverse effects. For a full description of the current state of such requests or proceedings, please see “SEC Subpoenas” in note 13 (Contingencies and Commitments) to the consolidated financial statements.

Lawsuits

The existence of law suits against the company or its affiliates, directors or officers could have various adverse effects. For a full description of the current state of such lawsuits, please see “Lawsuits” in note 13 (Contingencies and Commitments) to the consolidated financial statements.

Change in Accounting Policy

On January 1, 2007, the company adopted the new accounting standards relating to financial instruments issued by the Canadian Institute of Chartered Accountants. As a result of adopting these new standards, our financial assets and liabilities are now carried at fair value in our consolidated balance sheets, except for receivables and non-trading financial liabilities, which are carried at amortized cost. Realized and unrealized gains and losses on financial assets and liabilities which are held for trading are recorded in the consolidated statements of earnings. Unrealized gains and losses on financial assets which are held as available for sale are recorded in other comprehensive income until realized, at which time the cumulative gain or loss is recorded in the consolidated statement of earnings. All derivatives are recorded at fair value in the consolidated balance sheet.

Unrealized gains and losses on financial assets which are classified as available for sale and unrealized foreign currency translation amounts arising from self-sustaining foreign operations are recorded in the statement of accumulated other comprehensive income until recognized in the consolidated statement of earnings. Accumulated other comprehensive income is a component of shareholders’ equity. For further details, see note 2 to the consolidated financial statements.

Critical Accounting Estimates and Judgments

In the preparation of the company’s consolidated financial statements, management has made a number of estimates and judgments, the more critical of which are discussed below.

Provision for Claims

For Fairfax’s reinsurance subsidiaries, provisions for claims are established based on reports and individual case estimates provided by the ceding companies. For Fairfax’s subsidiaries that write direct insurance, provisions for claims are based on the case method as they are reported. Case estimates are reviewed on a regular basis and are updated as new information is received. An additional provision over and above those provisions established under the case method is established for claims incurred but not yet reported, potential future development on known claims and closed claims that may reopen (IBNR reserves). The actuaries establish the IBNR reserves based on estimates derived from reasonable assumptions and appropriate actuarial methods. Typically, actuarial methods use historical experience to project the future; therefore the actuary must use judgment and take into consideration potential changes, such as changes in the underlying book of business, in law and in cost factors.

In order to ensure that the estimated consolidated provision for claims included in the company’s financial statements is adequate, the provisions at the company’s insurance, reinsurance and runoff operations are subject to several reviews, including by one or more independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Actuary at Fairfax, and one or more independent actuaries, including an independent actuary whose report appears in each Annual Report.

Provision for Uncollectible Reinsurance Recoverables

Fairfax establishes provisions for uncollectible reinsurance recoverables on a centralized basis, which are based on a detailed review of the credit risk of each underlying reinsurer. Considerations involved in establishing these provisions include the balance sheet strength of the reinsurer, its liquidity (or ability to pay), its desire to pay (based on prior history), ratings as determined by external rating agencies and specific disputed amounts based on contract interpretations which occur from time to time. The company monitors these provisions and reassesses them on a quarterly basis, or more frequently if necessary, updating them as new information becomes available.

Provision for Other than Temporary Impairment in the Value of Investments

Fairfax reviews those investments that are carried at cost or amortized cost, those that are carried at equity, and those that are classified as available for sale on a quarterly basis and focuses its attention on investments for which the fair value has been below cost for six months and on investments that have experienced sharp declines in the market based on critical events, even if those investments have been below cost for less than a six month period. In considering whether or not an impairment is other than temporary, the company assesses the underlying intrinsic value of the investment as of the review date as compared to the date of the original investment

FAIRFAX FINANCIAL HOLDINGS LIMITED

and considers the impact of any changes in the underlying fundamentals of the investment. The company also considers the issuer’s financial strength and health, the company’s ability and intent to hold the security to maturity for fixed income investments, the issuer’s performance as compared to its competitors, industry averages, views published by third party research analysts and the company’s expectations for recovery in value in a reasonable time frame. Provisions are reviewed on a regular basis and, if appropriate, are increased if additional negative information becomes available; these provisions are only released on the sale of the security.

Valuation Allowance for Recovery of Future Income Taxes

In determining the need for a valuation allowance for the recovery of future income taxes (which is based on management’s best estimate), management considers primarily current and expected profitability of the companies and their ability to utilize the losses fully within the next few years. Fairfax reviews the recoverability of its future income taxes asset and the valuation allowance on a quarterly basis, taking into consideration the underlying operation’s performance as compared to plan, the outlook for the business going forward, the impact of enacted and proposed changes to tax law and the expiry date of the tax losses.

Assessment of Goodwill for Potential Impairment

Goodwill is subject to impairment tests annually or when significant changes in operating expectations occur. Management estimates the fair value of each of the company’s reporting units using discounted expected future cash flows, which requires the making of a number of estimates, including estimates about future revenue, net earnings, corporate overhead costs, capital expenditures, cost of capital, and the growth rate of the various operations. The discounted cash flows supporting the goodwill in the reporting unit are compared to its book value. If the discounted cash flows supporting the goodwill in the reporting unit are less than its book value, a goodwill impairment loss is recognized equal to the excess of the book value of the goodwill over the fair value of the goodwill. Given the variability of the future-oriented financial information, a sensitivity analysis of the goodwill impairment test is performed by varying the discount and growth rates to enable management to conclude whether or not the goodwill balance has been impaired.

Compliance with Corporate Governance Rules

Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and the New York Stock Exchange (the “NYSE”). It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein. In the context of its listing on the NYSE, Fairfax also substantially complies with the corporate governance standards prescribed by the NYSE even though, as a “foreign private issuer”, it is not required to comply with most of those standards. The only significant difference between Fairfax’s corporate governance practices and the standards prescribed by the NYSE relates to shareholder approval of the company’s equity compensation plans, which would be required by NYSE standards but is not required under applicable Canadian rules as the plans involve only outstanding shares purchased in the market and do not involve newly issued securities.

In 2005, Fairfax’s Board of Directors, in consultation with outside experts retained by the Board, took a number of initiatives intended to retain and enhance its existing principles and practices. The Board has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics applicable to all directors, officers and employees of the company and established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. The words “believe”, “anticipate”, “project”, “expect”, “intend”, “will likely result”, “will seek to”, or “will continue” and similar expressions identify forward-looking statements which relate to, among other things, the company’s plans and objectives for future operations and reflect the company’s current views with respect to future results, performance and achievements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, but are not limited to: a reduction in net income if the reserves of the company’s subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks these subsidiaries insure that are higher or lower than expected; the lowering or loss of one of these subsidiaries’ financial or claims paying ability ratings; an inability to realize the company’s investment objectives; exposure to credit risk in the event the company’s subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for these subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect these subsidiaries; an inability to obtain required levels of capital; an inability to access cash of the company’s subsidiaries; risks associated with requests for information from the Securities and Exchange Commission or other regulatory bodies; risks associated with current government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described in this Annual Report under the heading Issues and Risks and in Fairfax’s most recent Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, except as otherwise required by law.

Quarterly Data (unaudited)

Years ended December 31

	First	Second	Third	Fourth	Full
	Quarter	Quarter	Quarter	Quarter	Year

2007
Revenue	1,535.0	1,670.1	1,871.2	2,407.4	7,483.7
Net earnings	110.9	168.1	253.2	563.6	1,095.8
Net earnings per share	6.10	9.32	14.12	31.71	61.20
Net earnings per diluted share	5.88	8.92	13.47	30.15	58.38
2006
Revenue	1,714.5	1,935.6	1,515.1	1,638.5	6,803.7
Net earnings (loss)	198.4	229.2	(359.2)	159.1	227.5
Net earnings (loss) per share	10.99	12.73	(20.41)	8.81	12.17
Net earnings (loss) per diluted share	10.51	12.14	(20.41)	8.45	11.92
2005
Revenue	1,480.1	1,513.2	1,547.5	1,359.7	5,900.5
Net earnings (loss)	47.2	22.9	(208.6)	(308.1)	(446.6)
Net earnings (loss) per share	2.80	1.29	(13.19)	(17.51)	(27.75)
Net earnings (loss) per diluted share	2.74	1.29	(13.19)	(17.51)	(27.75)

Excluding any effect of the 2005 hurricanes, operating results at the company’s insurance and reinsurance operations have been improving as a result of company efforts, although they have

FAIRFAX FINANCIAL HOLDINGS LIMITED

been affected by an increasingly difficult insurance environment (interrupted temporarily subsequent to the 2005 hurricanes). Apart from reserve strengthenings which have occurred, individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes and by commutations or settlements by the runoff group, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments (including significant gains on credit default swaps in the fourth quarter of 2007), the timing of which is not predictable.

Stock Prices and Share Information

As at March 7, 2008 Fairfax had 17,685,758 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 18,434,528 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. Each multiple voting share carries ten votes per share at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.

Below are the Toronto Stock Exchange high, low and closing prices of subordinate voting shares of Fairfax for each quarter of 2007, 2006 and 2005.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(Cdn $)

2007
High	276.00	270.48	262.54	311.87
Low	200.00	203.50	195.25	222.16
Close	260.00	203.50	242.52	287.00
2006
High	179.09	151.51	159.85	241.00
Low	120.00	100.00	107.52	141.59
Close	124.20	106.16	145.03	231.67
2005
High	214.78	205.00	218.50	205.29
Low	180.00	158.29	183.00	160.18
Close	180.68	203.05	201.40	168.00

Below are the New York Stock Exchange high, low and closing prices of subordinate voting shares of Fairfax for each quarter of 2007, 2006 and 2005.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

2007
High	238.75	234.42	260.57	310.34
Low	169.41	191.67	180.00	228.64
Close	224.58	191.67	244.00	286.13
2006
High	156.00	130.00	142.50	209.00
Low	102.50	88.87	94.99	126.91
Close	107.21	95.03	130.11	198.50
2005
High	171.12	168.28	179.90	175.00
Low	148.35	126.73	158.00	137.38
Close	149.50	166.00	173.90	143.36

APPENDIX A

GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED

OBJECTIVES:

1)	We expect to compound our mark-to-market book value per share over the long term by 15% annually by running Fairfax and its subsidiaries for the long term benefit of customers, employees and shareholders – at the expense of short term profits if necessary.

Our focus is long term growth in book value per share and not quarterly earnings. We plan to grow through internal means as well as through friendly acquisitions.

2)  We always want to be soundly financed.

3)  We provide complete disclosure annually to our shareholders.

STRUCTURE:

1)	Our companies are decentralized and run by the presidents except for performance evaluation, succession planning, acquisitions and financing which are done by or with Fairfax. Cooperation among companies is encouraged to the benefit of Fairfax in total.

2)	Complete and open communication between Fairfax and subsidiaries is an essential requirement at Fairfax.

3)	Share ownership and large incentives are encouraged across the Group.

4)	Fairfax will always be a very small holding company and not an operating company.

VALUES:

1)	Honesty and integrity are essential in all our relationships and will never be compromised.

2)	We are results oriented – not political.

3)	We are team players – no “egos”. A confrontational style is not appropriate. We value loyalty – to Fairfax and our colleagues.

4)	We are hard working but not at the expense of our families.

5)	We always look at opportunities but emphasize downside protection and look for ways to minimize loss of capital.

6)	We are entrepreneurial. We encourage calculated risk taking. It is all right to fail but we should learn from our mistakes.

7)	We will never bet the company on any project or acquisition.

8)	We believe in having fun – at work!

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Financial Summary
(in US$ millions except share and per share data and as otherwise indicated)(1)

	Return on	Per Share
	average	Common			Earnings						Common
	common	share-	Net		before						share-		Closing
	shareholders’	holders’	earnings–		income	Net	Total	Invest-		Net	holders’	Shares	share
	equity	equity	diluted	Revenue	taxes	earnings	assets(2)	ments		debt(3)	equity	outstanding	price(4)

As at and for the years ended December 31:

1985	–	1.52	(1.35)	12.2	(0.6)	(0.6)	30.4	23.9		–	7.6	5.0	3.25(5)
1986	25.2%	4.25	0.98	38.9	6.6	4.7	93.4	68.8		3.7	29.7	7.0	12.75
1987	32.5%	6.30	1.72	86.9	14.0	12.3	139.8	93.5		4.9	46.0	7.3	12.37
1988	22.8%	8.26	1.63	112.0	17.9	12.1	200.6	111.7		27.3	60.3	7.3	15.00
1989	21.0%	10.50	1.87	108.6	16.6	14.4	209.5	113.1		21.9	76.7	7.3	18.75
1990	23.0%	14.84	2.42	167.0	19.8	18.2	461.9	289.3		83.3	81.6	5.5	11.00
1991	21.5%	18.38	3.34	217.4	28.3	19.6	447.0	295.3		58.0	101.1	5.5	21.25
1992	7.7%	18.55	1.44	237.0	5.8	8.3	464.6	311.7		69.4	113.1	6.1	25.00
1993	15.9%	26.39	4.19	266.7	36.2	25.8	906.6	641.1		118.7	211.1	8.0	61.25
1994	11.4%	31.06	3.41	464.8	33.7	27.9	1,549.3	1,105.9		166.3	279.6	9.0	67.00
1995	20.4%	38.89	7.15	837.0	70.1	63.9	2,104.8	1,221.9		175.7	346.1	8.9	98.00
1996	21.9%	63.31	11.26	1,082.3	137.4	110.6	4,216.0	2,520.4		281.6	664.7	10.5	290.00
1997	20.5%	86.28	14.12	1,507.7	218.0	152.1	7,148.9	4,054.1		369.7	960.5	11.1	320.00
1998	24.1%	112.49	23.60	2,469.0	358.9	280.3	13,640.1	7,867.8		830.0	1,364.8	12.1	540.00
1999	2.5%	155.55	3.20	3,905.9	(72.2)	42.6	22,229.3	12,289.7		1,248.5	2,088.5	13.4	245.50
2000	3.3%	148.14	5.04	4,157.2	(66.7)	75.5	21,667.8	10,399.6		1,251.5	1,940.8	13.1	228.50
2001	(23.4%)	117.03	(31.93)	3,953.2	(695.1)	(406.5)	22,183.8	10,228.8		1,194.1	1,679.5	14.4	164.00
2002	14.5%	125.25	17.49	5,104.7	294.7	252.8	22,173.2	10,596.5		1,602.8	1,760.4	14.1	121.11
2003	13.9%	163.70	19.51	5,731.2	537.1	288.6	24,877.1	12,491.2		1,961.1	2,264.6	13.8	226.11
2004	1.8%	162.76	3.11	5,829.7	287.6	53.1	26,271.2	13,460.6	(6)	1,965.9	2,605.7	16.0	202.24
2005	(18.1%)	137.50	(27.75)	5,900.5	(466.5)	(446.6)	27,542.0	14,869.4	(6)	1,984.0	2,448.2	17.8	168.00
2006	8.5%	150.16	11.92	6,803.7	878.6	227.5	26,576.5	16,819.7	(6)	1,613.6	2,662.4	17.7	231.67
2007	32.2%	230.01	58.38	7,483.7	2,160.4	1,095.8	27,941.8	19,000.7	(6)(7)	1,207.4	4,063.5	17.7	287.00

(1)	All share references are to common shares; shares outstanding are in millions.

(2)	Commencing in 1995, reflects a change in accounting policy for reinsurance recoverables.

(3)	Total debt (beginning in 1994, net of cash, short term investments and marketable securities, and short sale and derivative obligations in the holding company).

(4)	Quoted in Canadian dollars.

(5)	When current management took over in September 1985.

(6)	Net of $1,062.8 in 2007 (2006 – $783.3; 2005 – $700.3; 2004 -$539.5) of short sale and derivative obligations.

(7)	Effective January 1, 2007, Canadian Generally Accepted Accounting Principles changed, requiring the company to carry most of its investments at fair value, whereas previously, these investments would have been carried at cost or amortized cost. The company adopted these new requirements prospectively and accordingly, prior period investment balances in this table have not been restated.

Directors of the Company

Anthony F. Griffiths
Corporate Director

Robert J. Gunn
Corporate Director

Alan D. Horn (as of April 2008)
Chairman, Rogers Communications Inc. and President and Chief Executive Officer, Rogers Telecommunications Limited

David L. Johnston
President and Vice-Chancellor, University of Waterloo

Paul L. Murray
President, Pinesmoke Investments Ltd.

Brandon W. Sweitzer
Senior Fellow, U.S. Chamber of Commerce

V. Prem Watsa
Chairman and Chief Executive Officer

Operating Management

Canadian Insurance – Northbridge

Mark J. Ram, President
Northbridge Financial Corporation

U.S. Insurance – Crum & Forster

Douglas M. Libby, President
Crum & Forster Holdings Corp.

Asian Insurance – Fairfax Asia

James F. Dowd, Chairman and CEO
Fairfax Asia

Sammy Y. Chan, President
Fairfax Asia

Kenneth Kwok, President
Falcon Insurance Company (Hong Kong) Limited

Ramaswamy Athappan, Principal Officer
First Capital Insurance Limited

Reinsurance – OdysseyRe

Andrew A. Barnard, President
Odyssey Re Holdings Corp.

Runoff

Dennis C. Gibbs, Chairman
TRG Holding Corporation

Other

Roger Lace, President
Hamblin Watsa Investment Counsel Ltd.

Ray Roy, President
MFXchange Holdings Inc.
Officers of the Company

Trevor Ambridge
Vice President

David Bonham
Vice President, Financial Reporting

John Cassil
Vice President

Peter Clarke
Vice President and Chief Risk Officer

Jean Cloutier
Vice President and Chief Actuary

Hank Edmiston
Vice President, Regulatory Affairs

Bradley Martin
Vice President, Chief Operating Officer and
Corporate Secretary

Paul Rivett
Vice President and Chief Legal Officer

Eric Salsberg
Vice President, Corporate Affairs

Ronald Schokking
Vice President and Treasurer

Greg Taylor
Vice President and Chief Financial Officer

V. Prem Watsa
Chairman and Chief Executive Officer

Jane Williamson
Vice President

Head Office

95 Wellington Street West
Suite 800
Toronto, Canada M5J 2N7
Telephone (416) 367-4941
Website www.fairfax.ca

Auditors

PricewaterhouseCoopers LLP

General Counsel

Torys

Transfer Agents and Registrars

CIBC Mellon Trust Company, Toronto
Mellon Investor Services, LLC, New York

Share Listings

Toronto and New York Stock Exchanges
Stock Symbol: FFH

Annual Meeting

The annual meeting of shareholders of Fairfax Financial Holdings Limited will be held on Wednesday, April 16, 2008 at 9:30 a.m. (Toronto time) in the Glenn Gould Studio at the Canadian Broadcasting Centre, 250 Front Street West, Toronto, Canada